Exhibit 99.2

Notice of 2013 Annual Meeting

and Management Proxy Circular

Cameco’s vision is to be a dominant energy company producing uranium fuel and generating clean electricity. Our goal is to be the supplier, partner, investment and employer of choice.

We are one of the world’s largest uranium producers accounting for about 14% of the world’s production. Our shares are traded on the Toronto Stock Exchange under the symbol CCO and the New York Stock Exchange under the symbol CCJ.

Visit our website (cameco.com) for more information.

WHAT’S INSIDE

Letter to shareholders

Dear Shareholder,

2012 was a busy year for the board. We spent a significant amount of time working with Cameco’s management team on the company’s growth strategy to ensure it addressed the near-term challenges in the nuclear industry, while also positioning the company to benefit from the strong long-term supply and demand fundamentals.

That work resulted in an adjustment to Cameco’s growth plans to better match market opportunities.

2012 also provided opportunity for Cameco to further strengthen its leadership position in the nuclear industry. The company made three acquisitions—Yeelirrie, NUKEM, and an increased portion of Millennium. The board supported management in these acquisitions.

We believe the decisions made in 2012 will position Cameco to deliver the best value to shareholders and as we move into 2013, we remain confident in a bright future for the company and our industry.

A key responsibility of the board is to ensure its members have the right skills, experience and qualities necessary to guide the company in achieving its strategic goals. Strong board leadership, continuing education and effective succession planning at the board level are important to Cameco’s success. The board added significant financial expertise over the last few years through two new members, enhancing the focus on financial performance for Cameco’s strategic growth and direction. This has assisted the board in its deliberations on financial and financing matters and other business opportunities.

This year, the board will put forward 12 nominees for election as directors at the annual meeting. Oyvind Hushovd is retiring from the board after serving for 10 years. He has been a tremendous resource, bringing valuable operational, financial and general business experience as a mining executive at a time when Cameco saw significant growth and change.

After having served as board chair for the past 10 years and after consultation with the board, I will be stepping down from that role after this year’s annual meeting but will continue to serve as a director.

2012 PERFORMANCE HIGHLIGHTS

Despite the challenging market environment, Cameco delivered another strong year of corporate performance. Production and unit costs were generally on track, its safety and environmental performance remained solid and financial results were again strong.

•	adjusted net earnings of $447 million[1]

•	annual revenue of $2.3 billion

•	annual gross profit of $723 million from the nuclear business

•	annual revenue of $1.5 billion from the uranium segment

Three acquisitions

•	purchase of the Yeelirrie deposit from BHP Billiton

•	acquisition of AREVA’s 28% interest in the Millennium project

•	purchase of NUKEM

These acquisitions provide more potential uranium resources and access to unconventional uranium sources, strengthening Cameco’s leadership position in the nuclear fuel business.

Cameco also signed a memorandum of agreement with KazAtomProm agreeing to a framework to expand mine production and extend the lease terms for Inkai.

8.5%

ONE-YEAR TSR

Based on the closing price of Cameco common shares on the TSX, January 1, 2012 to December 31, 2012 (assuming dividends are reinvested)

FIVE AWARDS IN 2012

•	Top 100 Employers in Canada (Mediacorp)

•	10 Best Companies to Work For (Financial Post)

•	Saskatchewan’s Top Employers

•	Canada’s Best Diversity Employers (Mediacorp)

•	Canada’s Top Employers for Young People (Mediacorp)

I am very pleased that Neil McMillan will stand as your incoming chair. Neil will be appointed by the board subsequent to the annual meeting as we have great confidence in his ability to lead the board in the years to come. Neil has been a member of the board for 11 years, and has been chair of our reserves oversight committee for the past four years.

1.	Non-IFRS measure. See note 1 on page 73 for more information.

LETTER TO SHAREHOLDERS    1

Finally, I want to thank Tim Gitzel and former CEO Jerry Grandey and my fellow directors, current and past, for their support over the past 10 years. It has been a pleasure working with you as chair, and I remain very confident in the vision and strategy we have set, and look forward to continuing to contribute to the board as we move forward.

Take some time to read the attached management proxy circular. It provides important information about the meeting, voting, the nominated directors, our governance practices, and director and executive compensation. Be sure to also read the report by the human resources and compensation committee to learn more about Cameco’s executive compensation program and decisions by the committee and the board on executive pay for 2012 (see page 48).

The board and management thank you for your continued confidence.

Sincerely,

Victor Zaleschuk

Chair of the board

Cameco Corporation

2    CAMECO CORPORATION

Notice of our 2013 annual meeting of shareholders

You are invited to our 2013 annual meeting of shareholders

When	Where
Tuesday, May 14, 2013	Cameco Corporation
1:30 p.m. CST	2121 - 11th Street West
Saskatoon, Saskatchewan

Your vote is important

If you held common shares in Cameco on March 15, 2013, you are entitled to receive notice of and to vote at this meeting.

See pages 5 through 11 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board,

Gary Chad, Q.C.

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 4, 2013

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS    3

Management proxy circular

You have received this circular because you owned Cameco common shares on March 15, 2013. Management is soliciting your proxy for our 2013 annual meeting of shareholders.

As a shareholder, you have the right to attend the annual meeting of shareholders on May 14, 2013 and to vote your shares in person or by proxy.

To encourage you to vote, you may be contacted directly by Cameco employees or representatives of CST Phoenix Advisors. If you have any concerns or need any help voting, please contact CST Phoenix Advisors at 1.800.823.9047. If you are outside North America, call collect 1.201.806.2222, or email inquiries@phoenixadvisorscst.com.

We are paying CST Phoenix Advisors approximately $32,500 for their services.

The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.

Your package may also include our business overview brochure and 2012 annual report (if you requested a copy or one was otherwise required to be sent to you). This information is also available on our website (cameco.com).

Gary Chad, Q.C.

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

April 4, 2013

In this document, you and your refer to the shareholder. We, us, our and Cameco mean Cameco Corporation. Shares and Cameco shares mean Cameco’s common shares, unless otherwise indicated.

The information in this management proxy circular is as of March 8, 2013, unless otherwise indicated.

Your vote is important. This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the meeting in person.

4    CAMECO CORPORATION

About our shareholder meeting

You can vote on items of Cameco business, receive an update on the company, meet face to face with management and interact with our board of directors. Matters other than the election of directors require majority approval. We have a majority voting policy for the election of directors (see page 13).

Business of the meeting

DIRECTORS

You will elect 12 directors to our board to serve for a term of one year. All of the nominated directors currently serve on our board. You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them.

The director profiles starting on page 13 give you information about their background and experience and the Cameco board committees they are currently members of.

We recommend that you vote for all of the nominated directors.

AUDITORS

You will vote on reappointing the auditors. The auditors fulfill a critical role, reinforcing the importance of a diligent and transparent financial reporting process that strengthens investor confidence in our financial reporting.

The board, on the recommendation of the audit and finance committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors. KPMG, or its predecessor firms, have been our auditors since incorporation. You can vote for reappointing KPMG as our auditors until the end of the next annual meeting, or you can withhold your vote.

WE NEED A QUORUM

We can only hold the meeting and transact business if we have a quorum at the beginning of the meeting — where the people currently in attendance hold, or represent by proxy, at least 25% of our total common shares issued and outstanding.

KPMG provides us with three types of services:

•

audit services — generally relate to the audit and review of annual and interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may also include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•

audit-related services — include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.

•

tax services — relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

The table below shows the fees we paid to KPMG and its affiliates for services in 2011 and 2012.

	2012 ($)	% OF TOTAL FEES (%)	2011 ($)	% OF TOTAL FEES (%)
Audit fees
Cameco	1,581,700	60.4	1,773,600	61.4
Subsidiaries	376,400	14.4	400,700	13.9
Total audit fees	1,958,100	74.8	2,174,300	75.3

Audit-related fees
Translation services	138,600	5.3	—	—
Cameco consultative	—	—	195,100	6.8
Pensions and other	68,300	2.6	21,000	0.7
Total audit-related fees	206,900	7.9	216,100	7.5

Tax fees
Compliance	125,000	4.8	62,500	2.2
Planning and advice	329,000	12.6	433,400	15.0
Total tax fees	454,000	17.3	495,900	17.2

All other fees	—	—	—	—

Total fees	2,619,000	100.0	2,886,300	100.0

2013 MANAGEMENT PROXY CIRCULAR    5

The board has invited a representative of KPMG to attend the meeting.

We recommend you vote for reappointing KPMG as our auditors.

FINANCIAL STATEMENTS

Your package includes our 2012 annual report (which includes our consolidated financial statements for the year ended December 31, 2012 and the auditors’ report) if you requested a copy or one was otherwise required to be sent to you. You can also download a copy from our website (cameco.com/investors/briefcase/).

HAVING A ‘SAY ON PAY’

You will vote on our approach to executive compensation as disclosed in this circular. This is an advisory vote and non-binding, and will provide the board and the human resources and compensation committee with important feedback.

Please take some time to read about our approach to compensation and how we assess performance, make compensation decisions and manage compensation risk (see page 48).

You can vote for or against our approach to executive compensation through the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2013 annual meeting of shareholders.

We recommend that you vote for the advisory vote on our approach to executive compensation.

The board believes it is important for shareholders to have an effective way to provide input on our approach to executive compensation. This is the fourth year that shareholders will have an opportunity to have a ‘say on pay’. We are committed to ensuring our shareholders have an effective and timely opportunity to provide input on executive compensation, and we continue to evaluate the most effective means of achieving this objective.

MORE ABOUT HAVING A SAY

We introduced ‘say on pay’ in 2010 and have held an advisory vote every year since. We continue to monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate.

You can write to the board or committee chair with your views on executive compensation.

Following last year’s vote, the board and the human resources and compensation committee discussed the 2012 results and the overall trend since 2010 for insights on shareholders’ views on our approach to executive compensation. These discussions provided important background information and insights for the compensation review in 2012 and ways to encourage dialogue and outreach with shareholders generally (see pages 25 and 48).

Following this year’s vote, the board will again examine the level of interest and nature of the comments received from shareholders, as well as evolving best practices by other companies, and continue to consider what might be the optimum frequency and approach for shareholders to provide their input on this matter.

OTHER BUSINESS

If other items of business are properly brought before the meeting (or after the meeting is adjourned), you (or your proxyholder) can vote as you see fit.

We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting.

Vote results

We will disclose the voting results, including this year’s advisory vote, in our report on the 2013 annual meeting voting results, available on our website (cameco.com/investors/shareholder_information

/annual_meeting) and on SEDAR.

6    CAMECO CORPORATION

Who can vote

We have common shares and one class B share, but only holders of our common shares have full voting rights.

If you held common shares at the close of business on March 15, 2013 (the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where the ownership and voting restrictions apply.

As of March 8, 2013, we had 395,389,907 common shares issued and outstanding.

Ownership and voting restrictions

There are restrictions on owning, controlling and voting Cameco common shares whether you own the shares as a registered shareholder, hold them beneficially, or control your investment interest in Cameco directly or indirectly. These are described in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles.

The following is a summary of the limitations listed in our company articles. See Appendix A on page 93 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident.

RESIDENTS

A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the votes that can be cast to elect directors.

NON-RESIDENTS

A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

VOTING RESTRICTIONS

All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

WHAT WE MEAN BY RESIDENCY

Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. Ownership restrictions were put in place so that Cameco would remain Canadian controlled. The uranium mining industry has restrictions on ownership by non-residents.

A resident is anyone who is not a non-resident. Residents can be individuals, corporations, trusts and governments or government agencies.

A non-resident is:

•	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada

•	a corporation

•	that was incorporated, formed or otherwise organized outside Canada, or

•	that is controlled by non-residents, either directly or indirectly

•	a trust

•	that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents or

•	where non-residents have more than 50% of the beneficial interest

•	a foreign government or foreign government agency

ENFORCEMENT

The company articles allow us to enforce the ownership and voting restrictions by:

•	suspending voting rights

•	forfeiting dividends

•	prohibiting the issue and transfer of Cameco shares

•	requiring the sale or disposition of Cameco shares

•	suspending all other shareholder rights.

To verify compliance with restrictions on ownership and voting of Cameco shares, we require shareholders to declare their residency, ownership of Cameco shares and other things relating to the restrictions. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of beneficial shareholders need to make the declaration on their behalf.

2013 MANAGEMENT PROXY CIRCULAR    7

If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will also be available at the meeting if you are planning to attend in person. If we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The board will use these declarations or other information to decide whether our ownership restrictions have been contravened.

Principal holders of common shares

As of December 31, 2012, management, to the best of its knowledge, is not aware of any shareholder with 5% or more of our common shares.

Our class B share

The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series.

The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:

•	amend Part 1 of Schedule B of the articles, which states that:

•	Cameco’s registered office and head office operations must be in Saskatchewan

•	the vice-chairman of the board, chief executive officer (CEO), president, chief financial officer (CFO) and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan

•	all annual meetings of shareholders must be held in Saskatchewan

•	amalgamate, if it would require an amendment to Part 1 of Schedule B, or

•	amend the articles, in a way that would change the rights of class B shareholders.

HOW CAMECO WAS FORMED

Cameco Corporation was formed in 1988 by privatizing two crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.

Cameco received these assets in exchange for:

•	assuming substantially all of the current liabilities and certain other liabilities of the two companies

•	issuing common shares

•	issuing one class B share

•	issuing promissory notes.

The company was incorporated under the Canada Business Corporations Act.

You can find more information about our history in our 2012 annual information form, which is available on our website (cameco.com/investors).

QUESTIONS?

If you have questions about completing the proxy form or residency declaration, or about the meeting in general, contact our proxy solicitation agent, CST Phoenix Advisors:

Phone:	1.800.823.9047
(toll free within North America)
1.201.806.2222
(collect from outside North America)
1.201.806.2222
(banks and brokers)

8    CAMECO CORPORATION

How to vote

You can vote by proxy, or you can attend the meeting and vote your shares in person.

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).

Tim Gitzel, president and CEO of Cameco, or in his absence Gary Chad, senior vice-president, chief legal officer and corporate secretary (the Cameco proxyholders), have agreed to act as proxyholders to vote your shares at the meeting according to your instructions. Or, you can appoint someone else to represent you and vote your shares at the meeting.

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

•	for electing the nominated directors

•	for appointing KPMG LLP as auditors

•	for the advisory vote on our approach to executive compensation.

If for any reason a nominated director becomes unable to serve, the Cameco proxyholders have the right to vote for another nominated director at their discretion, unless you have indicated that your shares are to be withheld from voting.

If there are amendments or other items of business that are properly brought before the meeting, your proxyholder can vote as he or she sees fit.

Registered shareholders

PROXY VOTING PROCESS

Four ways to vote

1 On the internet

Go to https://proxypush.ca/cco and follow the instructions on screen. You will need your control number, which appears below your name and address on your proxy form. CIBC Mellon needs to receive your voting instructions before 1:30 p.m. CST on Friday, May 10, 2013.

2 By fax

Complete the enclosed proxy form, including the section on declaration of residency, sign and date it and fax both pages of the form to:

THE VOTING PROCESS IS DIFFERENT DEPENDING ON WHETHER YOU ARE A REGISTERED OR NON-REGISTERED SHAREHOLDER

You are a registered shareholder if your name appears on your share certificate. See below for the voting process.

You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. See page 10 for the voting process.

VOTING RESULTS

We report on voting results shortly after the meeting. Go to cameco.com/investors or sedar.com following the meeting to see the voting results.

CIBC Mellon Trust Company

c/o Canadian Stock Transfer Company Inc.

Attention: Proxy department

1.866.781.3111 (toll free within North America) 1.416.368.2502 (from outside North America)

3 By mail

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to our transfer agent in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

CIBC Mellon Trust Company

c/o Canadian Stock Transfer Company Inc.

Attention: Proxy department

P.O. Box 721

Agincourt, Ontario M1S 0A1

4 By appointing someone else to vote your shares for you

You can appoint someone else to attend the meeting and vote your shares. Print the name of the person you are appointing as your proxyholder in the space provided. This person does not need to be a shareholder. Make sure your appointee is aware and attends the meeting for you as your vote will not be counted unless this person attends. Your proxyholder will need to check in with a CIBC Mellon representative when they arrive at the meeting.

2013 MANAGEMENT PROXY CIRCULAR    9

Send your completed proxy form right away. Make sure the proxy form is completed properly and that you allow enough time for it to reach our transfer agent if you are sending it by mail. Your vote will only be counted if CIBC Mellon receives your voting instructions before 1:30 p.m. CST on Friday, May 10, 2013. (The deadline for submitting proxies may be waived by the board chair at his discretion.)

If you are an administrator, trustee, attorney or guardian for a person who beneficially holds or controls Cameco shares, or an authorized officer or attorney acting on behalf of a corporation, estate or trust that beneficially holds or controls our common shares, please follow the instructions on the proxy form.

If the meeting is postponed or adjourned, our transfer agent must receive your voting instructions at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before the meeting is reconvened.

If you change your mind

You can revoke your proxy if you change your mind about how you want to vote your shares. Instructions that are provided on a proxy form with a later date, or at a later time if you are voting on the internet, will revoke any prior instructions. Any new instructions, however, will only take effect if our transfer agent receives them before 1:30 p.m. CST on Friday, May 10, 2013. If the meeting is postponed or adjourned, CIBC Mellon must receive the new voting instructions at least 48 hours, excluding Saturday, Sundays and statutory holidays, before the reconvened meeting.

You may also revoke your proxy without re-voting by either:

•

sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 1:30 p.m. CST on Friday, May 10, 2013. If the meeting is postponed or adjourned, the corporate secretary must receive the notice at least 48 hours before the meeting is reconvened.

•	giving a notice in writing to the chair of the meeting at the start of the meeting.

The notice can be from you or your attorney, if he or she has your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

VOTING IN PERSON

Do not complete the enclosed proxy form if you want to vote in person. Your vote will be taken and counted at the meeting.

Please call Stephanie Oleniuk at Cameco (306.956.6340) to add your name to the attendee list. You also need to check in with a CIBC Mellon representative when you arrive at the meeting.

ABOUT OUR TRANSFER AGENT

Canadian Stock Transfer Company Inc. receives the votes and counts them on our behalf, and acts as the administrative agent for our transfer agent, CIBC Mellon Trust Company.

QUESTIONS?

If you have any questions or need help voting, please contact our proxy solicitation agent, CST Phoenix Advisors, at 1.800.823.9047.

If you are outside North America, call 1.201.806.2222 collect, or email inquiries@phoenixadvisorscst.com.

Non-registered shareholders

PROXY VOTING PROCESS

Follow the instructions on the enclosed voting instruction form to submit your voting instructions on the internet or by mail.

As a non-registered (or beneficial) shareholder, you cannot vote your shares directly but can direct your nominee (the registered shareholder) how to vote your shares.

Submit your voting instructions right away to allow enough time for your nominee to receive them and send them to our transfer agent in time for the meeting. CIBC Mellon will need to receive instructions from your nominee before 1:30 p.m. CST on Friday, May 10, 2013 or, if the meeting is postponed or adjourned, at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before the meeting is reconvened. Your nominee will likely need to receive instructions from you at least one business day before this date. (The deadline for submitting proxies may be waived by the board chair at his discretion.)

10    CAMECO CORPORATION

If you change your mind

You can revoke your voting instructions if you want to vote your shares differently.

Instructions provided on a voting instruction form with a later date, or at a later time if you are voting on the internet, will revoke any prior instructions. Any new instructions, however, will only take effect if our transfer agent receives them before 1:30 p.m. CST on Friday, May 10, 2013. If the meeting is postponed or adjourned, CIBC Mellon must receive the new voting instructions at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before the reconvened meeting.

Contact your nominee if you want to revoke your voting instructions, or if you want to vote in person instead.

VOTING IN PERSON

If you want to vote in person, your vote will be taken and counted at the meeting. Follow the instructions on the enclosed voting instruction form to appoint yourself as proxyholder, or to appoint someone else to attend the meeting and vote for you.

Please also call Stephanie Oleniuk at Cameco (306.956.6340) to add your name (or your proxyholder’s name) to the attendee list. You (or your proxyholder) will also need to check in with a representative of CIBC Mellon when you (or they) arrive at the meeting.

2013 MANAGEMENT PROXY CIRCULAR    11

About the nominated directors

Our board of directors is responsible for overseeing management and our business affairs. As shareholders, you elect the board as your representatives.

SEE THE FOLLOWING PAGES FOR MORE INFORMATION ABOUT THE DIRECTORS:

• Director profiles	13
• Board diversity	19
• Meeting attendance	20
• Skills and experience	21
• Director development	22

This year the board has decided that 12 directors are to be elected. All of the nominated directors currently serve on the board, and Oyvind Hushovd has decided to retire after serving on our board for 10 years.

You can vote for all of these directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors (see pages 7 to 11).

Our goal is to assemble a board with the appropriate background, knowledge, skills and diversity to carry out its duties, effectively oversee Cameco’s business affairs and foster a climate that allows the board to constructively guide and challenge management.

We expect all board members to be financially literate, independent minded and team players. The nominating, corporate governance and risk committee also considers four key factors when assessing potential candidates:

•	the board’s overall mix of skills and experience

•	how actively the candidates participate in meetings and develop an understanding of our business

•	their character, integrity, judgment and record of achievement

•	diversity (including gender, aboriginal heritage, age and geographic representation such as Canada, the US, Europe and Asia).

Ian Bruce and Daniel Camus joined the board in the past two years. Ian brings experience in mergers and acquisitions and investment banking, while Daniel has extensive financial and international business experience, including a senior executive position with a major European energy operator with significant transactional experience in China and India. See Skills and

SERVING TOGETHER ON OTHER BOARDS

Anne McLellan and Victor Zaleschuk serve together on the board of Agrium Inc., but they do not serve together on any committees. See page 29 for our governance policy on serving on other boards.

John Clappison and Oyvind Hushovd serve together on the board of Inmet Mining Corporation, but they do not serve together on any committees.

experience on page 21 for more information about the board.

All of the nominated directors are independent, except for Tim Gitzel, our president and CEO, and Donald Deranger, president of Points Athabasca Contracting Limited Partnership, a northern Saskatchewan aboriginal contractor, which provides construction and other services to Cameco in northern Saskatchewan. Donald has a valuable mix of skills and experience as an aboriginal and business leader in northern Saskatchewan with direct experience in employee training, economic development and uranium mining. The board has identified a desire to have representation from the Saskatchewan aboriginal community to provide a voice to the communities where a majority of our resources are located. See Independence on page 28 for more information.

Each of the nominated directors is eligible to serve as a director and has expressed their willingness to do so. Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.

12    CAMECO CORPORATION

Our policy on majority voting

Directors require a plurality of votes to be elected, however, a director who receives more withheld votes than for votes must offer to resign. Our nominating, corporate governance and risk committee will review the matter and recommend to the board whether to accept the resignation or not. The director does not participate in any board or committee deliberations on the matter.

The board will announce its decision within 90 days of the meeting. If the board rejects the offer, it will disclose the reasons why. If the board accepts the offer, it may appoint a new director to fill the vacancy.

We believe our majority voting policy reflects good governance. The board adopted the policy in 2006 on the recommendation of the nominating, corporate governance and risk committee.

Director profiles

The table below provides information about each nominated director as of March 8, 2013, including their background and experience and other public company boards of which they are members. Information about meeting attendance is for 2012 and holdings of Cameco shares and DSUs are as of December 31, 2012.

Each director has provided the information about the Cameco shares they own or exercise control or direction over.

DSUs are deferred share units under our DSU plan for non-executive directors and are part of their compensation, which aligns the interests of our directors and shareholders. See page 46 for the percentage of compensation each non-executive director was paid in DSUs in 2012. We calculated the total value of Cameco shares and DSUs using $19.59 for 2012 and $18.41 for 2011, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX). When reviewing compliance with our share ownership guidelines, we value each director’s holdings of Cameco shares and DSUs at the higher of the price when they were acquired or the year-end closing price of Cameco shares on the TSX, in accordance with our share ownership guidelines.

Tim Gitzel, as the only executive director, does not receive DSUs or any other director compensation.

Director since 2012 Calgary, AB Canadian Experience • Finance • Investment banking • Mergers and acquisitions

Ian Bruce (59) | Independent

Ian Bruce is the former co-chairman of the board of Peters & Co. Limited, an independent investment dealer, where he served as vice chairman, president and CEO, and CEO and co-chairman.

Ian is a fellow of the Canadian Institute of Chartered Accountants of Alberta, a recognized Specialist in Valuation under Canadian CICA rules, and has his Corporate Finance Specialist designation in Canada and the UK. He is a past member of the Expert Panel on Securities Regulation for the Minister of Finance of Canada. Ian is also a past board member and chair of the Investment Industry Association of Canada.

In addition to the public company board listed below, Ian is a director of the private companies Laricina Energy Ltd., Northern Blizzard Resources Inc., Pumpwell Solutions Ltd. and TriAxon Oil Corp. He was a director of the public companies Hardy Oil & Gas plc from 2008 to 2012 and Taylor Gas Liquids Ltd. from 1997 to 2008.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON		TELECONFERENCE	OVERALL

	Board of directors			5 of 5	*		100%
	Audit and finance			3 of 3	*		100%
	Reserves oversight			2 of 2	*		100%
	Safety, health and environment			3 of 3	*		100%

	* Joined the board in May 2012
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Logan International Inc.			Audit
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs		Total value of shares and DSUs	Meets share ownership guidelines

	2012	75,000	2,988	77,988		$1,527,776	Yes

	Options held: nil

2013 MANAGEMENT PROXY CIRCULAR    13

Director since 2011 Geneva, Switzerland Canadian and French Experience • Electricity industry • Executive compensation • Finance • International • Mergers and acquisitions • Nuclear industry

Daniel Camus (60) | Independent

Daniel Camus is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries. He is the CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria.

Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. Over the past 25 years, he has held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada and France. He has been chair of several audit committees and brings to Cameco’s board his experience in human resources and executive compensation through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada and France. Daniel is also a former member of the boards of EnBW AG, Constellation Energy Group, Inc. and Edison SpA.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL

	Board of directors			6 of 6	2 of 2	100%
	Audit and finance			5 of 5		100%
	Human resources and compensation			5 of 5	1 of 1	100%
	Safety, health and environment			5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Morphosys AG, Munich			Audit
	Valeo SA, Paris			Audit (chair)
	Vivendi SA, Paris			Audit (chair)
	SGL Carbon AG, Wiesbaden			Nomination, Strategy/technology
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012	—	15,058	15,058	$294,985	Has until
	2011	—	4,898	4,898	$ 90,181	May 27, 2016 to
	Change	—	10,160	10,160	$204,804	acquire additional
						shares and DSUs
						equal to $420,000

	Options held: nil

Director since 2006 Toronto, ON Canadian Experience • Executive compensation • Finance • International

John Clappison (66) | Independent

John Clappison is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP, where he spent 37 years. He is a fellow of the Canadian Institute of Chartered Accountants of Ontario.

In addition to his extensive financial experience, John brings to Cameco’s board his experience in human resources and executive compensation as a senior member of the PwC executive team. He is also a former member of the compensation committee at Canadian Real Estate Investment Trust.

In addition to the public company boards listed below, John serves as a director of the private company, Summitt Energy Holdings GP Inc. and was a director of the public company Canadian Real Estate Investment from 2007 to 2011. He is actively involved with the Canadian Foundation for Facial Plastic and Reconstructive Surgery and the Shaw Festival Theatre Endowment Foundation.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL

	Board of directors			6 of 6	2 of 2	100%
	Audit and finance (chair)			5 of 5		100%
	Human resources and compensation			5 of 5	1 of 1	100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Inmet Mining Corporation			Audit (chair)
	Rogers Communications Inc.			Audit (chair), Pension
	Sun Life Financial Inc.			Risk review(chair), Audit
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012	3,000	25,160	28,160	$551,651	Yes
	2011	2,000	19,279	21,279	$391,743
	Change	1,000	5,881	6,881	$159,908

	Options held: nil

14    CAMECO CORPORATION

Director since 1999 Santa Fe, NM, USA American Experience • Executive compensation • International • Nuclear industry

Joe Colvin (70) | Independent

Joe Colvin is the past president of the American Nuclear Society, a not-for-profit organization that promotes the awareness and understanding of the application of nuclear science and technology. He was elected president emeritus of the Nuclear Energy Institute Inc. in 2005, after serving as the Institute’s president and CEO from 1996 to 2005. Joe has also held senior management positions with the Nuclear Management and Resources Committee and the Institute for Nuclear Power Operations, and served as a line officer with the US Navy nuclear submarine program for 20 years.

Joe has a bachelor of science degree in electrical engineering from the University of New Mexico and is a graduate of Harvard University’s advanced management program. He serves as a director of the American Nuclear Society and the Foundation for Nuclear Studies. Other than the public company board listed below, he has not served on any other public company boards over the past five years.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL

	Board of directors			6 of 6	2 of 2	100%
	Nominating, corporate governance and risk			4 of 4	1 of 1	100%
	Safety, health and environment (chair)			5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	US Ecology Inc.		Compensation (chair)
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012 2011 Change	4,000 4,000 —	85,096 83,459 1,637	89,096 87,459 1,637	$ 1,745,392 $ 1,610,112 $ 135,280	Yes

	Options held: nil

Director since 1994 Brookeville, MD, USA American Experience • Executive compensation • Government relations • Legal • Nuclear industry

James Curtiss (59) | Independent

James Curtiss has been the principal of Curtiss Law since 2008. Prior to this, he was a partner with the law firm Winston & Strawn LLP in Washington, DC, where he concentrated on energy policy and nuclear regulatory law. He was a commissioner with the US Nuclear Regulatory Commission from 1988 to 1993.

James received a bachelor of arts and a juris doctorate from the University of Nebraska. He is a frequent speaker at nuclear industry conferences and has spoken on topics such as licensing and regulatory reform, advanced reactors and fuel cycle issues. He brings his legal experience in this field to the board. In addition to his extensive energy and nuclear regulatory experience as a lawyer, he has served on our human resources and compensation committee for the past 13 years and as the committee chair since 2002. James served on the board of Constellation Energy Group from 1994 to 2012.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL

	Board of directors			6 of 6	2 of 2	100%
	Human resources and compensation (chair)			5 of 5	1 of 1	100%
	Nominating, corporate governance and risk			4 of 4	1 of 1	100%
	Other public company boards and committee memberships: none
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012	17,321	105,884	123,205	$ 2,413,577	Yes
	2011	17,321	94,331	111,652	$ 2,055,519
	Change	—	11,553	11,553	$ 358,058
	OPTIONS HELD[1,2]

	Date granted		Expiry date	Exercise price	Total unexercised	Value of in-the-money options[2]

	Sept 21/04		Sept 20/14	$ 15.792	3,300	$ 12,533

2013 MANAGEMENT PROXY CIRCULAR    15

Director since 2009 Prince Albert, SK Canadian Experience • Aboriginal affairs • First Nations governance

Donald Deranger (57) | Not independent

Donald Deranger is an advisor to the Athabasca Basin Development Corporation and president of Points Athabasca Contracting Limited Partnership, a northern Saskatchewan aboriginal contractor, which does business with Cameco. He is the past president of Learning Together, a non-profit aboriginal organization that works to build relationships with the mining industry. He was the Athabasca Vice Chief of the Prince Albert Grand Council from 2003 to 2012.

Donald also serves as a director of Northern Resource Trucking Limited Partnership, Mackenzie River Basin Board and Keepers of the Athabasca Watershed Council.

An award-winning leader in the Saskatchewan aboriginal community, Donald brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where our richest assets are located. Donald has not served on any other public company boards over the past five years.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE				IN PERSON	TELECONFERENCE	OVERALL

	Board of directors				6 of 6	2 of 2	100%
	Reserves oversight				3 of 3		100%
	Safety, health and environment				5 of 5		100%
	Other public company boards and committee memberships: none
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012 2011 Change	— — —	15,676 10,315 5,361	15,676 10,315 5,361	$ 307,096 $ 189,905 $ 117,191	Has until May 27, 2016 to acquire additional shares and DSUs equal to $420,000

	Options held: nil

Director since 2011 Saskatoon, SK Canadian Experience • International • Mining • Nuclear industry

Tim Gitzel (50) | President and CEO | Not independent

Tim Gitzel is president and CEO of Cameco since 2011. He was appointed president in 2010 and served as senior vice president and COO from 2007 to 2010. Tim has 19 years of senior management experience in Canadian and international uranium activities. Prior to joining Cameco, he was executive vice president, mining business unit for AREVA in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.

Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He serves on the board of the Canadian Nuclear Association and became chair of the World Nuclear Association in 2012. He is a director of the Nuclear Energy Institute for 2011 through 2013 and is vice chair of the 2013 Memorial Cup Organizing Committee for the Canadian Junior Hockey Championship.

Tim is also past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE				IN PERSON	TELECONFERENCE	OVERALL

	Board of directors				6 of 6	2 of 2	100%
	Other public company boards and committee memberships: none
	SECURITIES HELD

	Year	Cameco shares	PSUs*	RSUs	Total shares, PSUs and RSUs	Total value of shares, PSUs and RSUs**	Meets share ownership guidelines

	2012 2011 Change	33,173 22,300 10,873	97,100 45,000 52,100	70,000 70,000 —	200,273 137,300 62,973	$ 3,923,348 $ 2,527,693 $ 1,395,655	Has met 29% of the target for the CEO. Has until December 31, 2016 to acquire additional shares and qualifying PSUs (see page 61)

*       Tim’s 20,000 PSUs from 2010 vested on December 31, 2012, and were paid out on March 1, 2013. These 2010 PSUs are included in the PSU totals.

**     Value of shares, PSUs and restricted share units (RSUs) are calculated using $19.59 for 2012 and $18.41 for 2011, the year-end closing prices of Cameco shares on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

Options held: See Incentive plan awards on page 83.

16    CAMECO CORPORATION

Director since 2009 Toronto, ON Canadian Experience • CEO experience • Executive compensation • Exploration • International • Mining

James Gowans (61) | Independent

James Gowans is the managing director of the Debswana Diamond Company in Botswana. He is the former COO and chief technical officer of DeBeers SA, and the former CEO of DeBeers Canada Inc. Prior to that, he was the senior vice-president and COO of PT Inco in Indonesia, a nickel producing company, and served on the board of Bison Gold Resources Inc., a junior exploration public company. James is the past chair of The Mining Association of Canada.

James received a bachelor of applied science degree in mineral engineering from the University of British Columbia and attended the Banff School of Advanced Management. He has extensive mining knowledge and perspective on the importance of corporate social responsibility. His human resources experience includes a previous position as vice president, human resources at Placer Dome.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL

	Board of directors			6 of 6	2 of 2	100%
	Nominating, corporate governance and risk			3 of 4	1 of 1	80%
	Reserves oversight			3 of 3		100%
	Safety, health and environment			5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	PhosCan Chemical Corp.	Compensation (chair), Corporate governance and nominating, Corporate finance
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012	1,000	24,936	25,936	$ 508,088	Yes
	2011	1,000	15,280	16,180	$ 297,875
	Change	—	9,756	9,756	$ 210,213

	Options held: nil

Director since 1992 Saskatoon, SK Canadian Experience • Board governance • Legal

Nancy Hopkins (58) | Independent

Nancy Hopkins, Q.C., is a partner with the law firm McDougall Gauley LLP in Saskatoon, where she concentrates on corporate and commercial law and taxation. Nancy was chair of the board of governors of the University of Saskatchewan from 2010 to 2013, chair of the board of the Saskatoon Airport Authority from 2009 to 2012, and serves as a director of the Canada Pension Plan Investment Board.

Nancy received her bachelor of commerce and laws degrees from the University of Saskatchewan, and is an honorary member of the Institute of Chartered Accountants of Saskatchewan. She brings to the board extensive experience in the Saskatchewan business community, and her board experience with a wide range of respected organizations has provided her with a strong governance background and a wealth of knowledge. Except for the public companies listed below, she has not served on any other public company boards over the past five years.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL

	Board of directors			6 of 6	2 of 2	100%
	Audit and finance			5 of 5		100%
	Nominating, corporate governance and risk (chair)			4 of 4	1 of 1	100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Growthworks Canadian Fund Ltd.		Audit and valuation (chair)
	Growthworks Commercialization Fund Ltd.		Audit and valuation (chair)
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012	38,500	20,183	58,683	$ 1,149,598	Yes
	2011	38,500	17,586	56,086	$ 1,032,535
	Change	—	2,597	2,597	$ 117,063

	Options held: nil

2013 MANAGEMENT PROXY CIRCULAR     17

Director since 2006 Edmonton, AB Canadian Experience • Corporate social responsibility • Executive compensation • Government relations

Anne McLellan (62) | Independent

The Honourable Anne McLellan is a former Deputy Prime Minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. Since leaving politics, she has been appointed distinguished scholar in residence at the University of Alberta in the Alberta Institute for American Studies and is counsel in the national law firm Bennett Jones LLP.

Anne holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. She serves as chair of the Royal Alexandra Hospital Foundation and is a director on the boards of Canadian Business for Social Responsibility and the Edmonton Regional Airport Authority, among others. She is also a member of the TD Securities Energy Advisory Board. In addition to her extensive experience in federal administration and policy, she has served on the compensation committee of other public company boards and on Cameco’s human resources and compensation committee for the past six years. Anne served on the board of Nexen Inc. from 2006 to 2013.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL

	Board of directors			6 of 6	2 of 2	100%
	Human resources and compensation			5 of 5	1 of 1	100%
	Nominating, corporate governance and risk			4 of 4	1 of 1	100%
	Safety, health and environment			5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Agrium Inc.	Audit, Health, safety and security
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012	100	21,376	21,476	$ 420,714	Yes
	2011	100	18,691	18,791	$ 345,943
	Change	—	2,685	2,685	$ 74,771

	Options held: nil

Director since 2002 Saskatoon, SK Canadian Experience • CEO experience • Executive compensation • Government relations • Investment industry • Mining

Neil McMillan (61) | Independent

Neil McMillan is the president and CEO of Claude Resources Inc., a Saskatchewan-based gold mining and oil and gas producing company. He previously served on the board of Atomic Energy Canada Ltd., a Canadian government nuclear reactor production and services company.

Neil holds a bachelor of arts degree from the University of Saskatchewan, and is a former member of the Saskatchewan legislature. Neil’s CEO experience gives the board access to a ground level view of many of the daily mining risks and opportunities faced by Cameco. His background as an investment adviser and legislator, and his knowledge of the political and business environment in Saskatchewan, are valuable when the board is reviewing investment opportunities. In addition to his extensive experience as a senior executive, he has served on the compensation committee of other public company boards and on Cameco’s human resources and compensation committee for the past two years. Except for the public company boards listed below, Neil has not served on any other public company boards over the past five years.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL

	Board of directors			6 of 6	2 of 2	100%
	Audit and finance			2 of 2		100%
	Human resources and compensation			5 of 5	1 of 1	100%
	Reserves oversight (chair)			3 of 3		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Claude Resources Inc.		CEO
	Shore Gold Inc.		Audit, Compensation
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012	600	33,910	34,510	$ 676,051	Yes
	2011	600	26,520	27,120	$ 499,283
	Change	—	7,390	7,390	$ 176,768

	Options held: nil

18    CAMECO CORPORATION

Director since 2001 Calgary, AB Canadian Experience • Board governance • CEO experience • Executive compensation • Finance • International • Mergers and acquisitions

Victor Zaleschuk (69) | Chair of the board | Independent

Victor Zaleschuk is the former president and CEO of Nexen Inc., a formerly publicly-traded independent global energy and chemicals company. In 2012, Victor became the chair of the board of Agrium Inc.

He brings to the board his vast experience in the resource industry as the former CEO of a major Canadian oil and gas company with international holdings, a financial background as a former CFO, and experience in mergers and acquisitions. He has gained human resources expertise through his participation on the boards of Nexen Inc., Agrium Inc. and Cameco.

Victor holds a bachelor of commerce degree from the University of Saskatchewan and has been a chartered accountant since 1967. Victor served on the board of Nexen Inc. from 1997 to 2013.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL*

	Board of directors (chair)			6 of 6	2 of 2	100%

	* As board chair, Victor also attended 23 committee meetings in an ex-officio capacity
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Agrium Inc.	Board chair, Corporate governance and nominating
	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines

	2012	28,615	69,523	98,138	$ 1,922,517	Yes
	2011	28,615	58,688	87,303	$ 1,607,245
	Change	—	10,835	10,835	$ 315,272

	Options held: nil

1.

Options held refers to options under our stock option plan that have not been exercised. The board stopped granting options to directors on October 28, 2003. In 2004, James Curtiss exercised reload options to receive additional options with a 10-year term. The exercise price and number of options have been adjusted to reflect stock splits of Cameco shares.

2.

The value of in-the-money options is calculated as the difference between $19.59 (the 2012 year-end closing price of Cameco shares on the TSX) and the exercise price of the options, multiplied by the number of options held at December 31, 2012.

Board diversity

We are subject to terms of the Investment Canada Act, the Uranium Non-Resident Ownership Policy and the Canada Business Corporations Act, which require at least two-thirds of our directors to be Canadian citizens and half to be Canadian residents.

We believe our board should include:

•	at least one aboriginal director from Saskatchewan

•	two directors who are US residents

•	one or two directors from Europe and/or Asia

•	at least two female directors

•	directors of various ages

•	directors with differing backgrounds and experience.

The nominating, corporate governance and risk committee surveyed its members, the board chair and our senior executives about board diversity in 2009, and confirmed the importance of the board having these characteristics. In its 2012 assessment, the board identified the desire to have another female director.

Four non-executive directors have joined the board since 2009, bringing experience in Canadian aboriginal affairs, mining and exploration, investment banking, mergers and acquisitions, financial and international experience in energy and the nuclear industry.

2013 MANAGEMENT PROXY CIRCULAR    19

Meeting attendance

We believe that an active board governs more effectively. We expect our directors to attend all board meetings, all of their respective committee meetings, and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend board and committee meetings in person.

The board must have a majority of directors in attendance to hold a meeting and transact business. In 2012, the board and committees met in camera without management present at all meetings. The independent directors also met in camera at one meeting in 2012.

The table below shows the number of meetings each director attended in 2012. All directors attended the 2012 annual meeting. Victor Zaleschuk, our board chair, is an ex-officio member of each board committee and attended 23 committee meetings in 2012. Board committees operate independently of management, so Tim Gitzel, our president and CEO, is not a member of any board committee.

See Our expectations for directors on page 29 for more information.

NAME	INDEPENDENT	BOARD		AUDIT AND FINANCE COMMITTEE		HUMAN RESOURCES AND COMPENSATION COMMITTEE		NOMINATING, CORPORATE GOVERNANCE AND RISK COMMITTEE		RESERVES OVERSIGHT COMMITTEE		SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Ian Bruce[1]	yes	5 of 5	100%	3 of 3	100%					2 of 2	100%	4 of 4	100%
Daniel Camus	yes	8 of 8	100%	5 of 5	100%	6 of 6	100%					5 of 5	100%
John Clappison	yes	8 of 8	100%	5 of 5 Chair	100%	6 of 6	100%
Joe Colvin	yes	8 of 8	100%					5 of 5	100%			5 of 5 Chair	100%
James Curtiss	yes	8 of 8	100%			6 of 6 Chair	100%	5 of 5	100%
Donald Deranger	no	8 of 8	100%							3 of 3	100%	5 of 5	100%
Tim Gitzel	no	8 of 8	100%
James Gowans	yes	8 of 8	100%					4 of 5	80%	3 of 3	100%	5 of 5	100%
Nancy Hopkins	yes	8 of 8	100%	5 of 5	100%			5 of 5 Chair	100%
Oyvind Hushovd	yes	8 of 8	100%	5 of 5	100%	6 of 6	100%			3 of 3	100%
Anne McLellan	yes	8 of 8	100%			6 of 6	100%	5 of 5	100%			5 of 5	100%
Neil McMillan	yes	8 of 8	100%	2 of 2	100%	6 of 6	100%			3 of 3 Chair	100%
Victor Zaleschuk	yes	8 of 8 Chair	100%	5 of 5	100%	6 of 6	100%	5 of 5	100%	3 of 3	100%	4 of 5	80%
83% of the nominated directors are independent		Total # of meetings	8		5		6		5		3		5

1.	Ian Bruce joined the board on May 15, 2012.

20    CAMECO CORPORATION

Skills and experience

A board that has a broad mix of skills and experience can effectively oversee issues that arise with a company of our size and complexity, and make more informed decisions.

SKILLS MATRIX

We use a skills matrix with categories of skills and attributes. Each director must be financially literate, independent minded and a team player.

The table below lists the 11 other categories that are essential for the board to effectively govern and to act as a strategic resource for Cameco, and the level of expertise the current directors indicated in their 2012 self-assessments. The directors complete the self-assessment of skills and attributes every year.

SELF-ASSESSMENT OF SKILLS AND EXPERIENCE	EXPERT	STRONG WORKING KNOWLEDGE	BASIC LEVEL OF KNOWLEDGE

Board experience Prior or current experience as a board member for a major organization with a current governance mindset, including a focus on corporate social responsibility	8	5	0

Business judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions; demonstrates business acumen and a mindset for risk oversight	8	5	0

Financial expertise Experience as a professional accountant, CFO or CEO in financial accounting and reporting and corporate finance	4	7	2

Government relations Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	5	7	1

Human capital Experience in executive compensation and the oversight of significant, sustained succession planning and talent development and retention programs.	8	4	1

Industry knowledge Knowledge of the uranium/nuclear industries, market and business imperatives, international regulatory environment and stakeholder management	4	7	2

International Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where we have or are developing operations	6	5	2

Investment banking/mergers and acquisitions Experience in the field of investment banking or in mergers and acquisitions	3	5	5

Managing/leading growth Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects	8	4	1

Mining, exploration and operations Experience with a leading mining or resource company with reserves, exploration and operations expertise	3	5	5

Operational excellence Experience in a complex chemical or nuclear operating environment creating and maintaining a culture focused on safety, the environment and operational excellence	4	4	5

2013 MANAGEMENT PROXY CIRCULAR    21

Director development

Our directors must be knowledgeable about issues affecting our business, the nuclear industry, governance, compensation disclosure and related matters. Continuing education helps them keep abreast of industry and other developments, and to understand issues within the context of our business.

ORIENTATION

We have an orientation program for new directors to familiarize them with the uranium and nuclear industries, Cameco, and what we expect of the board and committees. They receive an educational manual with information on our corporate and organizational structure, Cameco, the uranium and nuclear industries, recent regulatory filings, our financial statements, governance documents and key policies. New directors attend a nuclear industry seminar presented by Cameco. Another part of their orientation for each committee which they join is a round table meeting with the committee chair and management representatives. They also meet senior management through presentations and informal social gatherings.

CONTINUING EDUCATION

The board and committees receive presentations on topical issues when making key business decisions, during strategic planning meetings and in response to director requests. Directors also have an annual site visit to a facility we operate or other nuclear facility, and attend external conferences and seminars.

Directors identify educational needs through the board and committee process and self-assessment surveys. The corporate secretary arranges internal presentations for the board after consulting with the board or committee chairs, and notifies directors of pertinent conferences, seminars and other educational opportunities.

New committee members receive a copy of the committee’s mandate and minutes of the four most recent committee meetings. They also meet with the committee’s key management representatives to discuss recent activities and other issues or concerns. The audit and finance committee has an ongoing education program, while the other committees receive education on relevant matters that are identified by the committee, committee chair, corporate secretary or management.

We pay the fees and expenses for directors to attend conferences or other events that are important for enhancing their knowledge for serving on our board.

The table below details our director development program in 2012.

2012	TOPIC	PRESENTED/HOSTED BY	ATTENDED BY

Various dates	Audit committee chairs: preparation of best practices guidelines for CAC40 companies	Institute of Corporate Directors (ICD)	Daniel Camus

January 24	First year of audited IFRS financial statements: questions directors should ask auditors and management	KPMG	Anne McLellan

January 25-27	Macroeconomic and specific oil and gas industry topics	Peters & Co. Limited	Ian Bruce

April 12	Director series: the board’s role in growth and strategy	Deloitte	Nancy Hopkins

May 11	Board dynamics: a peek inside the boardroom	ICD	John Clappison Nancy Hopkins

May 15	Exploration and beyond	Darryl Clark Vice President, Exploration, Cameco	All directors

May 30	Sustainable development: embracing environmental, social and geopolitical challenges responsibly (co-host and panel participant)	ICD	Anne McLellan

22    CAMECO CORPORATION

2012	TOPIC	PRESENTED/HOSTED BY	ATTENDED BY

May 31	The board’s role in strategy oversight	Canadian Audit Committee Network (CACN)	John Clappison

June 5	Compensating committee executive breakfast briefing	Meridian Compensation Partners	Donald Deranger

June 14	Strategic risk oversight for board directors	The Directors College/ The Conference Board of Canada	Nancy Hopkins

June 25	Audit committee orientation	Cameco management	Ian Bruce

June 26-27	Nuclear industry seminar	Cameco	Ian Bruce	Donald Deranger

July 24	Wyoming operations and head office site visit	Cameco management	All directors

August 22	Current trends in the mining industry	Phil Hopwood Partner and Global Mining Leader Deloitte Australia	All directors

September 11	Advanced program: board risk oversight	RIMS Canada Conference	Nancy Hopkins

September 12	Current market conditions and the macroeconomic outlook: web seminar series	The NASDAQ OMX Group, Inc.	Nancy Hopkins

September 11-13	Oil and gas company presentations and panel discussions on current energy-related topics	Peters & Co. Limited	Ian Bruce

September 13	Annual corporate directors survey results: webcast series	PwC: Centre for Board Governance	Nancy Hopkins

October 1-3	Goizueta Directors Institute: improving the effectiveness of nuclear board members	Emory/ Goizueta University Business School and the Institute of Nuclear Power Operations (INPO)	James Curtiss

October 4-5	Annual boardroom summit	Corporate Board Member / NYSE Euronext	Ian Bruce Daniel Camus John Clappison	James Curtiss Anne McLellan

October 10-11	Director education conference	Financial Times / Outstanding Directors Exchange (FT-ODX)	Joe Colvin	Nancy Hopkins

October 29	Grade measurement for reserves and resources	Alain Renaud Senior Geologist, Resource Evaluation Cameco	Ian Bruce Donald Deranger James Gowans	Oyvind Hushovd Neil McMillan Victor Zaleschuk

October 29	Reserves oversight committee orientation	Cameco management	Ian Bruce Donald Deranger	James Gowans Neil McMillan

October 30	Operational reliability	Andy Thorne Vice President, Fuel Services Division Cameco	All directors

October 30	Safety, health and environment committee orientation	Cameco management	Ian Bruce Joe Colvin Donald Deranger	Nancy Hopkins Neil McMillan

November 6-8	CEO Conference	INPO	Joe Colvin	James Curtiss

December 5	International Accounting Standards Board (IASB) review: hedge accounting	Gale Kelly, Partner Professional Practice, Audit KPMG	Ian Bruce Daniel Camus John Clappison	Nancy Hopkins Oyvind Hushovd Victor Zaleschuk

December 6	WANO achievements since Fukushima	Laurent Striker Chairman World Association of Nuclear Operations (WANO)	All directors

2013 MANAGEMENT PROXY CIRCULAR    23

Governance at Cameco

We believe that sound governance is the foundation for strong corporate performance.

This section tells you about three key elements of governance at Cameco: our shareholder commitment, our governance principles, and how our board operates.

Our shareholder commitment	25
• Separate chair and CEO positions	25
• Shareholder engagement	25

Governance principles	26
• Policies and standards	26
• Communicating with the board	27

About the board	28
• Independence	28
• Our expectations for directors	29
• Role of the board	30
• Assessment and tenure	32
• Board committees	34

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Our shareholder commitment

We believe in strong stewardship, and are committed to delivering solid returns and increasing the value of Cameco to benefit all shareholders.

Separate chair and CEO positions

Leadership starts at the top, and we believe it is important to maintain separate chair and CEO positions.

A non-executive chair provides the board with stronger leadership, fosters more effective decision-making and avoids conflicts of interest. It also allows the board to more effectlvely oversee our affairs and hold management accountable for the company’s activities. We have had an independent, non-executive chair of the board since 2003.

Both positions are appointed by the board.

Shareholder engagement

We communicate openly with shareholders and other key stakeholders, and have constructive dialogue on governance and disclosure matters that are in the public domain.

SHAREHOLDER FEEDBACK

We review our engagement practices regularly, and encourage dialogue with our many stakeholders.

We continued our active outreach to large institutional investors on governance and other matters in 2012.

GOVERNANCE

We meet with our large shareholders, governance organizations and shareholder groups on request or as a follow-up to governance questions raised in our regular investor meetings. These discussions lead to a better understanding of governance and other issues and the board’s decisions.

The board adopted a shareholder engagement statement in 2010 to establish engagement practices based on shareholders’ needs and evolving governance practices. The board will meet with shareholders upon request or as circumstances warrant. Shareholders, employees and others can contact the chair of the board, the committee chairs or the independent directors (see Communicating with the board on page 27 and

INCREASED ACCOUNTABILITY

In 2012, the board adopted a new position description for the CEO with expanded descriptions of most of the CEO’s responsibilities and four additional responsibilities that are consistent with the CEO’s current role. It also revised the board survey to increase the focus on CEO evaluation.

In 2011, the board adopted a new position description for the board chair, explaining more fully the appointment, terms and responsibilities of the position.

You can find the new position descriptions on our website (cameco.com/responsibility/governance).

additional information on our website cameco.com/responsibility/governance/practices).

COMPENSATION

We recognize that shareholders and others are interested in executive compensation matters. We held ‘say on pay’ advisory votes in 2010, 2011 and 2012 to give shareholders an opportunity to express their views on our approach to executive compensation. We received over 90% approval ratings. We recognize the growing investor scrutiny and expectations around pay for performance and delivering value to shareholders. We are therefore holding another ‘say on pay’ advisory vote for shareholders in 2013 (see page 6).

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Governance principles

Policies and standards

CODE OF CONDUCT AND ETHICS

We expect everyone to act with honesty, integrity and impartiality to earn the trust of our shareholders, other stakeholders, customers and communities where we operate. Our code of conduct and ethics applies to directors, officers and employees.

The code contains principles and guidelines for ethical behaviour in these areas:

•	financial reporting and accountability

•	confidentiality

•	conflicts of interest

•	complying with the laws, rules and regulations that apply to us (including safety, health, environmental, import, export, securities disclosure and insider trading laws)

•	corporate opportunities

•	identifying and preventing fraud

•	reporting illegal or unethical behaviour

•	reporting violations of the code.

New employees must read the code, sign an acknowledgement that they will follow the code and confirm that they do not have any conflicts of interest or disclose any they do have. Directors and employees who have supervisory responsibilities or work in the supply chain management, exploration and human resources departments must review the code every year and sign a certificate of compliance. Directors must excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest.

We made minor updates to our code of conduct and ethics in December 2012 and implemented mandatory online training for board directors and employees in management positions.

You can find a copy of our code on our website (cameco.com/responsibility/governance/ethics), or write to our corporate secretary.

Potential concerns under the code are reported to the corporate secretary. The corporate secretary reviews concerns relating to employees with management’s conduct and ethics review committee or the audit and finance committee for employees who are insiders, and with the nominating, corporate governance and risk committee for directors.

Any employee can report a concern about inappropriate business conduct through our ethics (whistleblower) hotline. Reports are made confidentially and anonymously, online or by phone. The hotline has been in place since 2006.

DISCLOSURE

We are committed to communicating openly and on a timely basis with shareholders, employees and the public, and providing complete, accurate and balanced disclosure in our documents. You can read more about the commitment and our process for disseminating material information in our disclosure policy, which is available on our website (cameco.com/responsibility/governance/ policies_initiatives/corporate_disclosure).

Our disclosure committee includes members of senior management and is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release

•

evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can make decisions about appropriate public disclosure that complies with legal requirements

•	recommending any appropriate changes to our disclosure controls and procedures to the audit and finance committee for approval.

The audit and finance committee receives regular updates from the disclosure committee, and is responsible for reviewing our disclosure controls and procedures once a year and recommending any changes to the board for approval.

Each board committee reviews the material public disclosure relevant to its mandate before the board considers them for approval:

•	the audit and finance committee is responsible for reviewing the annual and interim financial statements and management’s discussion and analysis (MD&A)

•	the safety, health and environment committee reviews the sustainable development report

•	the reserves oversight committee reviews the reserve and resource information

•	the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular.

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The board also reviews and approves the following documents, which are filed publicly:

•	prospectuses

•	annual information forms

•	US Form 40-F filings

•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

Our website (cameco.com) has information for shareholders, investment analysts, the media and the public. The CEO and other officers meet regularly with investment analysts and institutional investors. Our IR department also provides information to shareholders and responds to general questions or concerns.

You can reach the IR department by:

phone:	306.956.6340
fax:	306.956.6318
email:	complete the e-mail form under the Contact section of our website.

GOVERNANCE

We are a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), so we must meet various corporate governance guidelines and requirements in Canada and the United States.

We are subject to the corporate governance standards that apply to Canadian companies listed on the TSX, the requirements of the Sarbanes-Oxley Act of 2002 (SOx) and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the Securities and Exchange Commission (SEC) in the US. We fully comply with all applicable regulatory requirements on corporate governance.

We also voluntarily comply with most of the NYSE corporate governance standards that apply to US issuers.

NYSE governance standards require shareholders to approve all equity compensation plans and any material revisions to the plans, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions. We adhere to the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. Under the TSX rules, shareholders must also approve the following:

•	if the plan does not set a fixed maximum number of securities that can be issued, shareholders have to approve the plan every three years
•	if the plan has an amendment procedure, shareholders only have to approve the following kinds of amendments:

•	reducing the exercise price or extending the term of options held by insiders

•	removing an insider participation limit or an amendment which results in an insider participation limit being exceeded

•	increasing the fixed maximum number of securities to be issued under the plan

•	changing the amendment procedure or when the plan requires the amendment to receive shareholder approval.

Communicating with the board

Shareholders, employees or other interested parties can contact the chair of the board, or the independent directors as a group by writing to them at our corporate office. These envelopes will be delivered unopened.

Send the sealed envelope to:

Cameco Corporation

2121-11th Street West

Saskatoon, SK S7M 1J3

Please mark it:

Private and strictly confidential

Attention – Chair of the board of directors

If you want to contact the chair of either the audit and finance committee or the human resources and compensation committee, send your sealed envelope to the same address.

Please mark it:

Private and strictly confidential

Attention – Chair of the audit and finance committee, or Chair of the human resources and compensation committee

2013 MANAGEMENT PROXY CIRCULAR    27

About the board

The board of directors is responsible for overseeing management and our business affairs. Its goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

The board encourages open dialogue and works within a climate of respect, trust and candor. It fulfills its duties by:

•	maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals

•	making decisions that set the tone, character and strategic direction for Cameco and approving the vision, mission, value statements and enterprise level policies developed by management

•	regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities.

The board and committees meet in camera without management present at all meetings, including those held by teleconference.

2012 PRIORITIES

The board strives to make all decisions in the best interests of Cameco.

It focused on six priorities in 2012:

•	strategic planning review and adjustment to grow sustainable shareholder value

•	approval of three significant acquisitions

•	risk oversight, including improving risk management and governance

•	compensation review

•	assessment (board, committee, management)

•	board succession

The board identified these issues based on our strategy, performance, evolving governance practices and changing market dynamics.

The board met eight times in 2012.

Independence

We believe that a substantial majority of the board’s members must be independent for an effective board and that the audit and finance committee, human resources and compensation committee and the nominating, corporate governance and risk committee have only independent directors. The majority of our directors are unrelated, and the members of all three committees are independent.

A director is independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.

We updated our independence criteria for directors and members of our human resources committee in February 2013 (see Appendix B).

When a director’s principal occupation or business association changes substantially from when he or she first joined the board, the director must immediately offer to resign. The nominating, corporate governance and risk committee will consider the change and recommend whether the board should accept or reject the resignation.

The board has determined that only Tim Gitzel and Donald Deranger are not independent. Mr. Gitzel is our president and CEO, and Donald Deranger is president of Points Athabasca Contracting Limited Partnership (Points Athabasca), a northern Saskatchewan aboriginal contractor, which does business with Cameco.

The board has recognized that it values the contributions of a director with an aboriginal background as our richest resources are located in aboriginal communities in northern Saskatchewan. Mr. Deranger brings to the board a deep understanding of the culture and peoples of northern Saskatchewan and brings a valuable mix of skills and experience as an aboriginal and business leader with direct experience in employee training, economic development and uranium mining. He is an award-winning leader in the Saskatchewan aboriginal community. Mr. Deranger does not participate in board discussions or decisions regarding Points Athabasca. In 2012, we paid Points Athabasca $57 million for construction and contracting services.

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Until October 2012, Mr. Deranger was a Vice Chief of the Prince Albert Grand Council representing the Athabasca Basin. When his position changed, he offered his resignation to the board and, on the recommendation of the corporate governance and risk committee, the board declined his resignation.

The board uses independence criteria that meet the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the new NYSE standards on independence of human resources committee members.

INDEPENDENT CHAIR

Victor Zaleschuk has served as the non-executive, independent chair of our board since 2003. The board appoints the independent chair to help it function independently of management.

The nominating, corporate governance and risk committee reviewed the succession plan for the board chair in 2011, and adopted an approach to succession planning for a planned retirement or unexpected departure.

The chair is responsible for various duties and responsibilities, including:

•	leading, managing and organizing the board consistent with our approach to corporate governance

•	encouraging high performance and commitment of all directors

•	presiding as the chair at all board meetings and shareholder meetings

•	overseeing the board’s strategic focus and that it represents Cameco’s best interests

•	helping to set the tone and culture of Cameco

•	overseeing the board’s adoption and compliance with procedures so it can carry out its work effectively, efficiently and independently of management

•	overseeing that all board matters are properly addressed and brought to resolution as required

•	requiring that any matters delegated to the board committees are carried out

•	acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO

•	meeting with shareholders and other stakeholders as requested by the CEO

•	participating in the recruitment and orientation of new directors

•	requiring Cameco to provide timely and relevant information and access to other resources to support board work.

You can access a copy of the chair’s position description on our website (cameco.com/responsibility/governance/chairs_role) or by writing to our corporate secretary.

Our expectations for directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest.

We also expect each director to:

•	comply with our code of conduct and ethics, including conflict of interest disclosure requirements

•	develop an understanding of our strategy, the business environment, our operations, our performance and financial position and the markets we operate in

•	diligently prepare for each board and committee meeting

•	actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues

•	participate in our continuing education program

•	participate in the board, committee and director self-assessment process.

We also expect each director to attend all board meetings, their committee meetings and the annual meeting of shareholders (see page 20 for the 2012 attendance record).

SERVING ON OTHER BOARDS

Our directors do not serve on the boards of competitor firms, and they cannot join organizations or groups that may have adverse interests, unless they have our board’s permission.

A director who is an active CEO can serve on the boards of up to three other public companies, including the company of which he or she is a CEO. Others can serve on up to four other public company boards. We impose these limits because of the increasing demands on directors of public companies.

A director can temporarily exceed the limit by one directorship if he or she has declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting. Directors must advise the chair of the board and chair of the nominating, corporate governance and risk committee if they are considering a directorship with another public company.

See the Director profiles starting on page 13 for the other directorships held by each nominated director.

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Role of the board

The company articles require our board to have at least three directors and no more than 15. The board has decided that 12 directors are to be elected at our 2013 annual meeting.

The board engages in lively debate on items of business, challenging management in a constructive and healthy manner. It considers the interests of our shareholders, debt holders, customers, employees, communities where we operate, the environment, governments, regulators and the general public when making business decisions.

MANDATE

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following, among others:

•	selecting, evaluating and, if necessary, terminating the CEO

•	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco

•	succession planning and monitoring management’s performance and compensation

•	adopting an annual strategic planning process that includes approving the strategic plans and monitoring our performance against those plans

•	approving policies and procedures to manage our risks and overseeing management’s mitigation of material risks

•	overseeing the integrity of our internal control and management information systems

•	making decisions about material corporate matters, including those that require director approval by law or regulations.

The board mandate was updated in May 2011 and its Appendix A (Definition of independent director and related definitions) was updated in February 2013. The board committees each have a mandate that lists the responsibilities and duties of the committee and the chair (see Board committees on page 34).

Overseeing the CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. His key responsibilities involve articulating the vision for the company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Our annual objectives become the CEO’s mandate from year to year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. The CEO is accountable to the board and committees and the board conducts a formal review of his performance every year.

The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy.

The board must approve several kinds of decisions, including:

•	operating expenditures that exceed the total operating budget by more than 10%

•	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year

•	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year

•	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description was updated in 2012. You can find a copy of the revised CEO position description on our website (cameco.com/ responsibility/governance/ceos_role) or by writing to our corporate secretary.

Strategic planning

The board works with management to develop our strategic direction.

Our strategic planning process has four elements:

•	developing a 10-year strategic plan

•	setting annual corporate objectives

•	establishing annual budgets and two-year financial plans

•	reviewing the strategic plan periodically and revising it based on our progress and changing market conditions.

Management is responsible for preparing information on these four elements and presenting it to the board for discussion and approval.

The board is actively involved in the strategic planning process and holds several strategic planning sessions with management every year, including quarterly updates and a multi-day session in August for more in depth discussion and analysis. Management and the board discuss the main risks facing our business, strategic issues, competitive developments and corporate opportunities. At strategic planning sessions in 2012, the board and officers conducted a top-down review of strategic risks.

While these special meetings focus on strategic planning, management also presents strategic issues to the board throughout the year based on the

30    CAMECO CORPORATION

business climate and other developments. The CEO updates the board on execution of our corporate strategy at every regularly-scheduled board meeting. The board also raises various issues and topics for discussion as part of the overall process.

Risk oversight

Over the last few years, management, the board and board committees have been devoting more time to the way we identify, manage, report and mitigate risk.

We implemented a new risk policy and process in 2011 that involves a broad, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. We consider any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan as an enterprise risk, and we assess all risks against our four measures of success. See Measuring performance on page 63 for our four measures of success.

Our risk management program follows the guidance of ISO 31000:2009, and the board works with management to ensure our system is robust. The policy establishes clear accountabilities and we use a common risk matrix throughout the company.

We manage risk in six broad categories:

• financial	• human capital

• infrastructure and security	• operational

• social, governance and compliance	• strategic

We manage risks in three tiers based on their severity or level of risk, and incorporate the risks into the strategic planning and budgeting process as part of our management discipline. Risks in the top tier are assigned to the board or board committees for ongoing oversight.

Employees “own” the risks and are responsible for developing and implementing controls to mitigate risk and for ongoing risk assessments. The chair of the board and each committee chair met in 2012 to discuss the risk oversight process.

Our management committee receives quarterly reports to review our progress in managing these risks and identify any emerging risks. Management reports quarterly to the nominating, corporate governance and risk committee on the risk management process and provides a risk management report to the board annually.

The table below shows how the board and committees monitor risk across the organization. You can read about the board committees on page 34 and compensation risk on page 41.

BOARD OF DIRECTORS	COMMITTEE AREAS OF RESPONSIBILITY
Overall responsibility for risk oversight at Cameco and specific responsibility for strategic business risks	Audit and finance committee Monitors financial risks, like hedging
Human resources and compensation committee Oversees compensation risk, talent management risk and succession risk
Nominating, corporate governance and risk committee Oversees governance and ensures we have a robust risk management process in place
Reserves oversight committee Oversees the estimating of our mineral reserves and business-related operational risks
Safety, health and environment committee Reviews the policies and systems related to safety, health and environmental risks and oversees related operational risks

Internal controls

The board and board committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee is responsible for overseeing the internal controls, including controls over accounting and financial reporting systems. The chief internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as at December 31, 2012.

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Succession planning

The board is actively involved in succession planning to ensure we have an orderly succession of senior management and a plan for developing strong leadership, nurturing talent and retaining key people for our long-term success.

Our leadership development program focuses on building leadership competencies throughout Cameco and preparing certain senior level employees to take on executive positions in the future. The senior management team was assembled internally and is the result of an effective leadership development program and orderly succession plan.

The human resources and compensation committee reviews the succession plan for our entire executive team twice a year. The audit and finance committee is responsible for reviewing the succession plan for the CFO and controller, and making recommendations to the human resources and compensation committee.

The board reviews the succession plan annually, and approves any changes to senior management.

Board chair selection

The selection process, the board chair’s position description, and preferred characteristics and qualities were developed by the nominating, corporate governance and risk committee and approved by the board in 2011.

Recently, Victor Zaleschuk indicated that he planned to step down as board chair (while remaining a member of the board) immediately following the 2013 annual general meeting of shareholders. Following our process for chair selection, the board appointed a committee of directors to recommend a successor to the board. As part of the chair selection process, the committee considered the ideal characteristics and qualities for a successor board chair and the position description. The selection committee considered the potential successor candidates and their respective experience, qualifications, leadership and communication skills, business and industry experience and capacity and availability as well as the opportunity, risks and strategic direction of Cameco. In its deliberations, the selection committee also consulted with the chief executive officer (CEO) because the relationship between the board chair and the CEO is an important consideration for Cameco.

Neil McMillan has been selected by the board to be appointed as board chair provided he is elected a director at the annual meeting of shareholders on May 14, 2013. He has been an independent member of the board since 2002 and has diverse experience as a CEO and in mining, government relations and the investment industry.

Assessment and tenure

The nominating, corporate governance and risk committee assesses the performance and effectiveness of the board, committees and individual directors.

The committee conducts a comprehensive set of surveys each year. It uses the results to assess the board overall, composition of the committees and meeting effectiveness, and to make the most of a director’s expertise and identify any gaps in skills and experience.

Directors complete a self-assessment of their skills, performance and relevant experience. The committee chair also conducts one-on-one interviews annually so directors have a candid discussion about their performance, any matters relating to the performance of their peers, or other aspects of the functioning of the board.

All responses are confidential and tallied and analyzed by a third party to allow full disclosure and freedom of comments. To keep anonymity, individual directors are not identified in the reports and only appropriate committee chairs and the board chair receive the reports.

The nominating, corporate governance and risk committee reviews the results of the board self-assessment, and makes recommendations to the board about the composition of the board or committees, or changes to the structure, process or other changes to enhance board performance.

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SURVEYS	ACTIONS
Board survey • completed by all directors	• nominating, corporate governance and risk committee analyses results and prepares a summary report for the board • corporate secretary tracks the resulting action items

Director self-evaluation • completed by all directors	• nominating, corporate governance and risk committee chair analyses results and discusses them with individual directors during their personal interviews

Board chair evaluation • completed by all directors

•   nominating, corporate governance and risk committee chair reviews the results and presents them to the board chair

•   committee chair also prepares a summary report for the committee and reports to the board

Committee surveys • completed by members of each committee	• each committee chair analyses the results and prepares a summary report for the committee and the board • corporate secretary tracks the resulting action items

Surveys of committee chairs • completed by members of each committee	• board chair reviews the results and discusses the issues raised with each committee chair

DIRECTOR TENURE

The board does not limit the time a director can serve. While term limits can help ensure the board gains a fresh perspective, imposing this restriction means it would lose the increasing contributions of longer-serving directors who have developed a deeper knowledge and understanding of Cameco over time. The board does not believe that long tenure impairs a director’s ability to act independently of management.

The board adopted a policy requiring directors to retire when they turn 72, however, it can extend the retirement age if it deems it appropriate. The board reviews any exceptions once a year.

The CEO typically resigns from the board when he retires from Cameco.

RECRUITING NEW DIRECTORS

The nominating, corporate governance and risk committee identifies potential director candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and any other qualities or qualifications that would enhance the board’s decision-making process and overall oversight of our business and affairs.

This is an ongoing process based on the development of the board, its mix of skills and experience, and our business needs. The committee examines the list of candidates when it is filling a vacancy, and can also engage an external search firm to supplement the process (see About the nominated directors starting on page 12 for more information).

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Board committees

The board carries out its responsibilities directly and through its five standing committees:

•	audit and finance

•	human resources and compensation

•	nominating, corporate governance and risk

•	reserves oversight

•	safety, health and environment.

The audit and finance committee, human resources and compensation committee and the nominating, corporate governance and risk committee are 100% independent.

Each committee fulfills a governance role, overseeing our activities in a specific area. Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and chairing their committee meetings.

All of the committees set aside time at every meeting to meet in camera without management present. They also conduct a formal self-assessment every year and review the committee’s performance against its mandate for the prior year.

Committee memberships may change once the new board is elected, based on the recommendations of the chair of the board and the chair of the nominating, corporate governance and risk committee. The board chair is an ex-officio member of the five committees.

Each board committee:

•	has a mandate outlining the responsibilities and duties of the committee and the chair, which is reviewed annually

•	sets aside time at each meeting to meet in camera without management present

•	is responsible for overseeing particular risks.

See Appendix B for the board mandate. You can also access the board and committee mandates on our website (cameco.com/responsibility/governance/board_committees) or by writing to our corporate secretary.

Access to management and outside advisors

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as they receive approval in advance from the nominating, corporate governance and risk committee.

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Audit and finance committee

MEMBERS

John Clappison (chair)

Ian Bruce, Daniel Camus, Nancy Hopkins, Oyvind Hushovd

Victor Zaleschuk (ex-officio)

The committee is 100% independent. All members meet the regulatory requirements to be independent and financially literate. John Clappison is the audit and finance committee’s financial expert because he has accounting or related financial expertise and meets the necessary requirements. Ian Bruce and Daniel Camus also qualify as financial experts given their experience.

The committee mandate and the NYSE corporate governance standards require members who sit on the audit committees of more than three other public companies to receive the board’s approval.

John Clappison and Daniel Camus serve on the boards and audit committees of four public companies including Cameco. The board has approved these directorships, recognizing that our board benefits from the knowledge and experience they gain from these other positions and that these directorships do not impair their ability to serve on our board or audit and finance committee.

The committee mandate changed in 2012 to include financial and insurance program oversight responsibilities. The committee name was changed from the audit committee to the audit and finance committee to reflect the new mandate. You can find a copy of the committee mandate on our website (cameco.com/responsibility/ governance/board_committees/mandate/audit) or by writing to the corporate secretary.

RESPONSIBILITIES

The committee is responsible for:

•	overseeing the quality and integrity of our financial reporting and reporting processes

•	overseeing the quality, integrity and performance of our internal control systems, our internal audit function and our disclosure controls

•	approving the annual audit plan and the qualifications, performance, fees and independence of our external auditors

•	overseeing the audit of our financial statements

•	pre-approving all services to be provided by the external auditors

•	overseeing all matters of a financial and financing nature

The committee met five times in 2012.

It met in camera without management present at every meeting, and also separately with the internal auditor and external auditors at every meeting.

Key activities for 2012

Financial reporting

•	reviewed the annual and quarterly financial statements and MD&A and recommended them to the board for approval

•	reviewed the accounting and financial reporting process

•	oversaw the transition to IFRS

•	reviewed the quarterly press releases

•	reviewed any year-end audit issues

•	oversaw financial matters and enterprise financial risks

Internal control systems

•	approved the internal audit mandate and internal audit plan for 2012

•	reviewed CEO’s expenses

•	reviewed related party transactions and political and charitable donations

External auditors

•	reviewed KPMG’s performance, fees, qualifications and independence

•	approved the 2012 external audit plan and pre-approved services

Compliance

•	oversaw compliance with certain laws and regulations that apply to us

Risk oversight

•	reviewed quarterly reports on management of financial risks

•	reviewed a report on counter-party risks of key suppliers

The committee also reviewed the results of its self-assessment.

•	reviewing management’s reports on our insurance program

•	overseeing our compliance with laws and regulations that apply to us, other than environment and safety compliance (responsibility of the safety, health and environment committee)

•	developing the succession plan for the CFO and controller and making recommendations to the human resources and compensation committee

•	approving changes to and overseeing employee compliance with the code of conduct and international business conduct program

2013 MANAGEMENT PROXY CIRCULAR    35

Human resources and compensation committee

MEMBERS

James Curtiss (chair)

Daniel Camus, John Clappison, Oyvind Hushovd, Anne McLellan, Neil McMillan

Victor Zaleschuk (ex-officio)

The committee is 100% independent.

Meridian Compensation Partners, LLC (Meridian) has been the committee’s external compensation consultant since December 2011, and has not provided any services for management.

RESPONSIBILITIES

The committee is responsible for:

•	overseeing our human resource policies and practices

•	overseeing our compensation programs, including the compensation philosophy, peer group and most compensation components, including incentive plans

•	overseeing all aspects of executive compensation, including establishing the overall approach, pay mix, target awards and allocation of long-term incentive awards

•	overseeing our director compensation program

•	reviewing all aspects of our director and executive share ownership guidelines

•	overseeing compensation risk and third party compensation risk assessments

•	monitoring compensation trends, emerging issues and ‘say on pay’

•	selecting and managing the committee’s independent compensation consultant, and approving its work plan, qualifications and fees

•	considering the independence of consultants who provide the committee with advisory services

•	overseeing the succession planning process, and reviewing the executive talent pool and succession plan twice a year

•	overseeing pension plan governance and management’s supervision of our pension plan

ABOUT THE COMPENSATION REVIEW

A formal, comprehensive review of compensation risk was conducted in late 2011 and completed in early 2012 for management by Mercer (Canada) Limited (Mercer). The committee, with the assistance of Meridian, assessed and approved the comprehensive review and implemented changes to the executive compensation program, which will be effective January 1, 2013 (see pages 49 and 71 for details).

The committee met six times in 2012. It met in camera without management present at every meeting.

Key activities for 2012

Compensation governance

•	approved the work plan from the committee’s compensation consultant and received a report on independence

•	conducted an executive compensation review

•	adopted compensation principles

•	reviewed governance issues relating to executive compensation

•	reviewed the compensation disclosure in this circular

•	reviewed the compensation program risk assessment

•	recommended mandate amendments to reflect new independence requirements under the NYSE listing standards for compensation committee members and consultants

•	recommended adoption of clawback policy covering all executive officers

Executive compensation

•	reviewed the following and recommended them to the board for approval:

•	the objectives for the president and CEO

•	performance assessments for the senior executive team, including the named executives

•	performance measures for the short-term incentive (STI) and performance share unit (PSU) plans

•	options and PSU grants

•	short-term incentive awards for the senior executive team

•	vesting and payout of 2010 PSU awards

•	reviewed the 2012 ‘say on pay’ results

•	reviewed shareholder feedback on executive compensation

Share ownership

•	reviewed compliance of all directors and executives

Succession planning

•	reviewed the succession plan for the entire executive team

•	received reports from the CEO on the CEO succession plan

•	consulted with the audit committee about the succession plan for the CFO and senior finance employees

Pension plan governance

•	reviewed semi-annual reporting on the pension plan

•	amended the funding practice for the supplemental executive pension plan

The committee oversaw enterprise risks related to human resources and also reviewed the results of its self-assessment.

36    CAMECO CORPORATION

Nominating, corporate governance and risk committee

MEMBERS

Nancy Hopkins (chair)

Joe Colvin, James Curtiss, James Gowans, Anne McLellan

Victor Zaleschuk (ex-officio)

The committee is 100% independent.

RESPONSIBILITIES

The committee is responsible for:

•	overseeing our approach to corporate governance, including establishing governance principles and maintaining our compliance with Canadian and US governance rules and legislation

•	evaluating the performance and effectiveness of the board and members

•	assessing the size, composition and mandates of the board and board committees:

•	establishing the competencies and skills necessary for the board to function

•	developing and implementing a skills matrix

•	maintaining a succession plan for the board that meets our corporate needs and interests of shareholders

•	ensuring that potential board candidates meet all requirements and that any conflicts of interest are disclosed to the board

•	overseeing our risk management process

•	recommending risk management policies

•

reviewing management’s reports on our insurance program and our directors’ and officers’ liability insurance and indemnity agreements (transferred to the audit and finance committee at the end of 2012)

The committee met five times in 2012. It met in camera without management present at every meeting.

Key activities for 2012

Corporate governance principles

•	reviewed board composition and director independence

•	reviewed amendments to board and committee mandates and recommended them to the board

•	reviewed third-party governance rankings

•	developed a new position description for the CEO

•	identified board education opportunities

Board and committee evaluations

•	carried out the assessment process

•	through this process:

•	it was decided that the audit committee would review specific financial matters in advance of board meetings

•	the audit committee’s mandate has been amended to include this finance component and the committee has been renamed the audit and finance committee.

Risk management

•	oversaw the implementation of the new risk policy and process

•	received a report on our insurance program

The committee also reviewed the results of its self-assessment.

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Reserves oversight committee

MEMBERS

Neil McMillan (chair)

Ian Bruce, Donald Deranger, James Gowans, Oyvind Hushovd

Victor Zaleschuk (ex-officio)

Four of the five members are independent.

RESPONSIBILITIES

The committee is responsible for:

•	appointing our designated qualified persons for estimating our mineral reserves and resources

•	reviewing and recommending to the board management’s annual reserve and resource report and annual reconciliation of reserves to mine production

•	reviewing and recommending to the board material changes to reserve and resource estimates before publication and release

•	receiving management reports on our internal controls and procedures regarding reserve and resource reporting

•	keeping abreast of industry standards and regulations on estimating and publishing mineral reserve and resource information, any related issues and developments through reports from management

•	receiving a report from the leading qualified person on the reserve and resource estimates and ensuring that the information has not been restricted or unduly influenced

•

receiving confirmation from the leading qualified person and COO that the information is reliable and that we will publish mineral reserves and resource estimates according to securities laws and regulations that apply to us

•	also receiving confirmation from them that our disclosure controls for disclosing mineral reserve and resource estimates comply with industry standards

The committee met three times in 2012. It met in camera without management present and separately with the leading qualified person at every meeting.

Key activities for 2012

•	reviewed and updated our mineral reserve and resource policy

Estimating our mineral reserves and resources

•	reviewed the 2012 year-end annual estimation of reserves and resources and recommended it to the board for approval

•	confirmed the appointment of the qualified persons

•	reported the annual reserves to the audit committee

•	received education on grade measurement for uranium reserves and resources

Disclosing our mineral reserves and resources

•	reviewed our internal controls over reserves reporting and disclosure controls and procedures

•	reviewed the estimation of a significant increase to McArthur River reserves prior to publication

The committee oversaw enterprise risks related to reserves and resources and certain operational risks and also reviewed the results of its self-assessment.

38    CAMECO CORPORATION

Safety, health and environment committee

MEMBERS

Joe Colvin (chair)

Ian Bruce, Daniel Camus, Donald Deranger, James Gowans, Anne McLellan

Victor Zaleschuk (ex-officio)

Five of the six members are independent.

RESPONSIBILITIES

The committee is responsible for:

•	assessing, implementing and monitoring the effectiveness of safety, health and environmental policies and management systems by:

•	overseeing our compliance with all relevant legislation

•	bringing any material non-compliance issues to the board on a timely basis

•	benchmarking our policies, systems and monitoring processes against industry best practice

•	monitoring our safety, health and environmental performance by:

•	reviewing the findings of our health, safety and environmental audits, action plans and results of investigations into significant events

•	reviewing our sustainable development report

•	reviewing the annual budget for our safety, health and environmental operations to ensure there is sufficient funding for compliance

•	keeping abreast of significant issues in safety, health and the environment and monitoring trends and significant events through reports from management

The committee met five times in 2012. It met in camera without management present at every meeting.

Key activities for 2012

Assessing policies and management systems

•	reviewed and updated our safety, health and quality (SHEQ) policy

•	reviewed our 2012 safety, health and environmental objectives and budget

•	received reports on regulatory and legislative reform initiatives

•	determined the SHEQ objectives for executive compensation and related impact

Monitoring our performance

•	received regular compliance updates from management

•

monitored our performance related to safety, health and the environment (including radiation, quality and environmental leadership in waste, air emissions, greenhouse gas emissions and water usage) and received regular updates from management

•	reviewed reports on the SHEQ audits and status of the 2012 audit plan

•	reviewed our 2012 sustainable development report

•	reviewed environmental and safety performance assessments for the short-term incentive plan

The committee oversaw enterprise risks related to safety, health and environment and also reviewed the results of its self-assessment.

2013 MANAGEMENT PROXY CIRCULAR    39

Compensation

We compensate our directors and executives in a way that is fair, competitive and based on performance.

This section is the board’s report on the recommendation of the human resources and compensation committee. It gives you insight into our compensation process and the components of our program. We have provided additional information than what is required by regulators to give you a more complete understanding of our decisions.

Compensation governance	41
• Risk management	41
• Independent advice	42

Director compensation	44
• Compensation discussion and analysis	44
- Approach	44
- Share ownership	44
- Fees and retainers	44
- Assessing the program	45
• 2012 details	46
- Director compensation table	46
- Incentive plan awards	46
- Loans to directors	47

Executive compensation	48
• Message to shareholders	48
• Executive compensation and strategy	54
- Compensation timeline	54
- CEO compensation summary	55
- CEO’s compensation lookback	56
• Share performance and executive compensation	57
• Compensation discussion and analysis	59
- Approach	59
- Annual decision-making process	62
- Measuring performance	63
- Compensation components	64
- Program changes for 2013	71
- 2012 performance and compensation	72
- 2013 compensation decisions	79
• 2012 details	80
- Summary compensation table	80
- Incentive plan awards	83
- Equity compensation plan information	84
- Pension benefits	85
- Loans to executives	87
- Termination and change of control benefits	88

40    CAMECO CORPORATION

Compensation governance

The board has ultimate responsibility for Cameco’s compensation.

The human resources and compensation committee assists the board in overseeing our human resource policies, executive compensation, succession planning, pension plans and director compensation. The committee has six members and is 100% independent even after considering the specific factors that the NYSE now requires in the committee’s independence assessment. The committee is qualified and experienced.

YEARS ON COMMITTEE
James Curtiss (chair)	13
Daniel Camus	2
John Clappison	3
Oyvind Hushovd	10
Anne McLellan	6
Neil McMillan	2

NUMBER OF COMMITTEE MEMBERS
Business and industry experience	6 of 6
Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	6 of 6
Governance background	6 of 6
Executive leadership (specifically in mining or energy)	3 of 6

In addition, James Curtiss is a lawyer with a strong background in executive compensation and 10 years of experience as committee chair. Two of the committee members have a strong financial background and both serve as audit committee chairs for other public company boards.

You can read more about the committee members in the director profiles starting on page 13.

THINGS TO KNOW

We believe in full and open disclosure.

We acknowledge the board’s role in overseeing our compensation policies and practices and its ability to use discretion, subject to limits on upward discretion.

Our culture encourages management to be objective in recognizing its level of performance and make recommendations to the board to lower its compensation when appropriate.

In 2012, management developed six compensation principles that have been recommended by the committee and adopted by the board (see page 48). These principles guide all executive compensation decisions at Cameco.

Risk management

We have a conservative approach to risk management because of the complex nature of our business.

Compensation risk is embedded in our enterprise risk management framework, and our compensation program:

•	is designed to encourage the right management behaviours

•	uses a broad-based approach to assess performance (balanced scorecard)

•	recognizes appropriate risk taking

•	avoids excessive payouts to our executives and employees.

The human resources and compensation committee works with management and the safety, health and environment committee to set corporate goals for all incentive plans and manage specific operational risks.

The committee stress tests different performance scenarios and back tests previous performance and compensation decisions to make sure decisions and outcomes are appropriate.

2013 MANAGEMENT PROXY CIRCULAR    41

CLAWBACK POLICY

We implemented a new clawback policy on January 1, 2013. It applies to all current executive officers and those who become executive officers after this date. The former clawback policy, in effect since 2003, continues to apply to incentive compensation awarded to the CEO and CFO prior to January 1, 2013.

The new policy applies to any incentive compensation, including any annual bonus, performance share units and stock options granted or received. Under the policy, we can recoup the incentive compensation of the executive at fault if all three of the following events occur:

•	we make an accounting restatement upon our material non-compliance with financial reporting requirements under securities laws,

•	an executive engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement, and

•	the executive was overcompensated as a result of the restatement.

If these three events occur, the board and the human resources and compensation committee will decide when and how the policy will apply. All incentive compensation granted or received by the executive at fault during the years subject to the restatement that is in excess of the compensation that would have been computed based on the restated results, may be recouped under the policy.

Independent advice

The board and board committees retain independent consultants as needed to assist them in carrying out their duties and responsibilities.

Management has retained Mercer (Canada) Limited (Mercer) as its consultant. The committee has retained Meridian Compensation Partners (Merdian) as its independent consultant.

MANAGEMENT’S CONSULTANT

Mercer conducted a compensation risk assessment on behalf of management in late 2011 and early 2012.

They reviewed our compensation program, policies and practices in seven key areas:

•	pay mix

•	incentive plan funding, leverage and caps

•	performance period

•	performance measures

•	pay for performance

•	amount of incentives

•	plan governance and risk mitigation.

About our compensation framework

•	We use a multi-year strategic plan to balance risk and reward

•	We embed our corporate objectives into how we assess performance of our executives

•	Compensation is based primarily on performance, not length of service

•	We use at-risk compensation to motivate executives as the value is not guaranteed.

Balanced decision-making

•	Corporate performance is based on absolute and relative measures

•	We use a balanced score card to provide a more direct line of sight

Threshold performance

•	We must deliver a minimum threshold performance in order to receive incentive awards

Limits on incentive pay

•

The STI and PSU plans are designed to pay out at a maximum of 200% of target for exceptional performance and the human resources and compensation committee and board do not have the discretion to exceed this cap

•	We use linear and modified payout curves with maximums for each objective under the plans to determine relevant payout and avoid extremely high payouts from excessive risk taking

•	Potential payouts under all incentive plans are modest as a percentage of revenue and income

Clawback policy

•	Executives must reimburse their incentive compensation to the extent there was an overpayment because of a restatement of our financial statements due to their misconduct

•	The board updated our clawback policy in December 2012. The revised policy applies to compensation received on and after January 1, 2013.

No hedging

•	Our securities trading and reporting policy prohibits directors, executives and other employees from hedging their shares or equity-based compensation

CCGG pay-for-performance principles

•

Our compensation philosophy and practices incorporate the compensation principles that the Canadian Coalition for Good Governance (CCGG) recommends for Canadian companies. These principles reflect pay for performance and integrate risk management functions in a company’s executive compensation philosophy and structure.

•	Throughout the following sections you will see how our philosophy and practices meet CCGG’s recommended best practices.

42    CAMECO CORPORATION

They identified opportunities to further reduce the risk associated with the plans. Meridian reviewed Mercer’s report and was satisfied with their process and findings. The human resources and compensation committee worked with Meridian in 2012 to address these opportunities and to make changes effective January 1, 2013. Among other changes, the clawback policy was revised and the weighting of the performance share units in the long-term incentive (LTI) was increased to better align with shareholder interests.

COMMITTEE’S CONSULTANT

The committee reviews all fees and the terms of consulting services provided by the external consultant. It is ultimately responsible for its own decisions, which take into consideration more than the information and recommendations provided by its compensation consultant or management.

The committee conducts a formal review of our director and executive compensation programs every few years as a good compensation practice. In 2012, Meridian conducted a thorough review of our executive compensation plans and peer group and provided recommendations to the committee. A formal review of director compensation will occur in 2013.

The table below shows the fees paid to the external consultant in 2011 and 2012. Hugessen Consulting Inc. served as the committee’s consultant from November 2008 to November 2011. Neither company provided services to management.

	2012	2011
Hugessen Consulting Inc.
Executive compensation-related fees	$3,150	$62,671
All other fees	—	—
Percent of work provided to the committee	100%	100%
Meridian Compensation Partners
Executive compensation-related fees	$258,885	$8,044
All other fees	—	—
Percent of work provided to the committee	100%	100%

Meridian’s fees were higher in 2012 because they provided more services than 2011, including:

•	a review of 2012 performance and compensation peer groups and development of a revised peer group for use beginning in 2013

•	a review of Mercer’s compensation-related risk review

•	two updates on governance trends

•	a review of compensation for the CEO and senior vice-presidents

•	a review of pay philosophy

•	an overall review of executive compensation programs and program metrics, including detailed review of STI and PSU plan objectives

•	assessing pay for performance

•	a review of share ownership requirements

•	an in-depth review of the CD&A, and

•	assistance on numerous compensation governance matters, such as clawbacks, a review of proxy advisor positions and realizable pay disclosure, and ISS pay-for-performance modeling.

Meridian is an independent consultant and they did not perform any work for management in 2012. The committee reviewed Meridian’s report on independence as contemplated by the new NYSE rules and is satisfied with the report and Meridian’s independence.

2013 MANAGEMENT PROXY CIRCULAR    43

Director compensation

Compensation discussion and analysis

1.	Approach

We have three goals:

•	Recruit and retain qualified individuals to serve as members of our board and contribute to our overall success

•

Align the interests of our board and shareholders by requiring directors to own shares or share equivalents, and receive at least 60% of their annual retainer in deferred share units until they meet our share ownership guidelines

•	Pay competitively by positioning compensation at the median of director compensation paid by companies that are comparable in size and in a similar business.

2.	Share ownership

We introduced share ownership guidelines for directors in 2003 to more closely align their interests with those of our shareholders.

Directors must hold three times their annual retainer in Cameco shares or DSUs. A director joining the board before July 1, 2010 has seven years from the date they joined to meet the minimum requirement, while a director joining the board after this date has five years. We assess compliance annually. We value shares and DSUs at the higher of the price they were acquired or the year-end closing price of Cameco’s shares on the TSX.

As of December 31, 2012, all of the nominated directors are in compliance with the guidelines. They either hold the minimum, or have additional time to acquire the necessary holdings. Daniel Camus (joined in 2011) and Donald Deranger (joined in 2009) must continue to acquire DSUs or Cameco shares, and they have until 2016 to meet the target. See their profiles on pages 14 and 16 for information on their current ownership. Tim Gitzel has until December 31, 2016 to acquire additional shares to comply with the share ownership guidelines for executives. See Share ownership on page 61 for details and his current share ownership.

The human resources and compensation committee reviews any situation where a director

ABOUT DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents, at the same rate as dividends paid on our common shares.

DSUs are paid out to directors in cash when they retire from the board. A retiring director can defer the payment and decide to receive all or a portion of the cash payout the following year.

does not meet the target by the required date or maintain the minimum ownership level, and recommends a course of action to the board. The board has the discretion to decide what action, if any, should be taken.

As of December 31, 2012, directors held $8,958,058 worth of DSUs based on the year-end closing price on the TSX of $19.59 per common share.

3.	Fees and retainers

Director compensation includes:

•	an annual retainer (higher retainer for the non-executive chair of the board)

•	an annual fee as committee chair or committee member

•	an attendance fee for each set of board and committee meetings they attend

•	a travel fee to cover the necessary travel time to attend board and committee meetings.

The non-executive chair receives a flat fee retainer, so in 2012 Victor Zaleschuk did not receive any committee retainers or attendance fees for the board or committee meetings he attended.

We pay for any reasonable travel and other out-of-pocket expenses relating to directors’ duties.

The table below shows our current director fee schedule that was last revised July 1, 2010. Directors who live outside of Canada receive their compensation in US dollars. Directors who are employees of Cameco or our affiliates (such as Tim Gitzel) do not receive director compensation.

44    CAMECO CORPORATION

ANNUAL RETAINER	($)
Non-executive chair of the board	340,000
Other non-executive directors	140,000
Committee members (per committee)	5,000
Committee chairs Audit and finance committee and Human resources and compensation committee Other committees	20,000 11,000
ATTENDANCE FEES (PER MEETING)
Board meetings	1,500
Audit and finance committee meetings	2,000
Other committee meetings	1,500
TRAVEL FEES (PER TRIP)
Greater than 1,000 km within Canada	1,700
From the US	1,700	(US)
From outside North America	2,700	(US)

A director who has not met the share ownership guidelines must receive at least 60% of their annual retainer in DSUs. A director who has met the guidelines can receive all of the retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, which they decide before the beginning of the fiscal year. See the director compensation table on the next page for details about each director.

Directors who elect to receive all of their compensation in cash, continue to increase their share ownership through dividend equivalents paid in DSUs.

4.	Assessing the program

The human resources and compensation committee reviews director compensation every few years and makes recommendations to the board. There were no changes in 2012.

Working with Hugessen, the committee conducted a review in 2009 and 2010 and recommended some changes to maintain director compensation approximately at the median of our compensation peer group. These included:

•	changing the annual retainer for the non-executive chair of the board to a flat fee

•	increasing the annual retainers

•	increasing the travel fees.

The board also approved a change to the share ownership guidelines for directors in December 2010. Directors must maintain their level of share ownership once they meet the guidelines, however we value their shares and DSUs on an ongoing basis using the higher of the closing price of our shares on the TSX or the book value.

2013 MANAGEMENT PROXY CIRCULAR    45

2012 details

Daniel Camus, Joe Colvin, James Curtiss, James Gowans and Oyvind Hushovd received their compensation in US dollars because they live outside of Canada. The amounts relating to their compensation were converted to Canadian dollars at the following exchange rates:

	MARCH 29, 2012	JUNE 28, 2012	SEPTEMBER 27, 2012	DECEMBER 20, 2012
$1 (US)	$0.9967 (Cdn)	$1.0328 (Cdn)	$0.9809 (Cdn)	$0.9873 (Cdn)

Director compensation table

The table below shows fees earned by each non-executive director in 2012. The fees earned are based partially on the number of committee memberships and the number of meetings attended. Based on the assessment of the committee’s compensation consultant, typical director compensation in 2011 (most recent data available) was positioned at the 59th percentile of companies comprising the S&P/TSX composite index.

Tim Gitzel does not receive any compensation as a director because he is compensated in his role as president and CEO (see the summary compensation table on page 80). In 2012, Victor Zaleschuk was the non-executive chair of the board, and his board retainer reflects the fees paid to him in this capacity.

	RETAINER			ATTENDANCE FEES		TRAVEL FEE ($)	TOTAL PAID ($)	% OF TOTAL RETAINER AND
NAME	BOARD ($)	COMMITTEE MEMBER ($)	COMMITTEE CHAIR ($)	BOARD ($)	COMMITTEE MEETINGS ($)			FEES PAID IN DSUS (%)
Ian Bruce[1]	88,077	9,437	—	7,500	13,500	3,400	121,914	50
Daniel Camus	139,920	14,991	—	11,993	26,420	16,108	209,432	100
John Clappison	140,000	5,000	20,000	12,000	19,000	10,200	206,200	56
Joe Colvin	139,920	4,997	10,994	11,993	13,474	8,475	189,853	0
James Curtiss	139,920	4,997	19,989	11,993	14,969	10,142	202,010	100
Donald Deranger	140,000	10,000	—	12,000	12,000	3,400	177,400	61
James Gowans	139,920	14,991	—	11,993	16,435	13,417	196,756	100
Nancy Hopkins	140,000	5,000	11,000	12,000	16,000	3,400	187,400	25
Oyvind Hushovd	139,920	14,991	—	11,993	23,400	16,108	206,412	50
Anne McLellan	140,000	15,000	—	12,000	22,500	3,400	192,900	25
Neil McMillan	140,000	6,868	11,000	12,000	17,500	3,400	190,768	75
Victor Zaleschuk	340,000	—	—	—	—	3,400	343,400	59

Total	1,827,677	106,272	72,983	127,465	195,198	94,850	2,424,445

1.	Ian Bruce joined the board on May 15, 2012.

Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2012. It includes information for two mandatory tables Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards. Only one director has options, so that information has been set out separately.

Directors received a portion of their retainer and fees in cash and DSUs.

•

Share-based awards – Value vested during the year is the amount that directors received in DSUs in 2012, valued as of the grant dates. It includes all of the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2012.

•

Share-based awards – Market or payout value of vested share-based awards not paid out or distributed are all of the directors’ DSUs which have vested but are not paid out until the director resigns or retires from the board. These DSUs were valued at $19.59, the closing price of a Cameco share on the TSX on December 31, 2012.

46    CAMECO CORPORATION

NAME	SHARE-BASED AWARDS
	VALUE VESTED DURING THE YEAR ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Ian Bruce	61,174	58,526
Daniel Camus	212,704	294,985
John Clappison	122,738	492,881
Joe Colvin	32,079	1,667,032
James Curtiss	239,638	2,074,259
Donald Deranger	112,038	307,096
James Gowans	203,870	488,498
Nancy Hopkins	53,922	395,383
Oyvind Hushovd	116,152	734,397
Anne McLellan	55,732	418,755
Neil McMillan	154,246	664,297
Victor Zaleschuk	227,905	1,361,949

Total	1,592,198	8,958,058

See Director profiles starting on page 12 for the number of DSUs and Cameco shares held by each director.

Incentive plan awards – options

We stopped granting options to directors in 2003.

Only James Curtiss has outstanding options. In 2004, he exercised his reload options to acquire additional options with a 10-year term, exercisable at the closing market price of Cameco shares on the day before the reload options were exercised. The table below shows the details of the outstanding options as at December 31, 2012. The unexercised in-the-money options are valued using the closing market price of $19.59 on December 31, 2012, minus the exercise price, times the number of outstanding options.

NAME	OPTION-BASED AWARDS
	GRANT DATE (MM/DD/YYYY)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRY DATE (MM/DD/YYYY)	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)
James Curtiss	09/21/2004	3,300	15.792	09/20/2014	12,533

Loans to directors

As of March 8, 2013, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

2013 MANAGEMENT PROXY CIRCULAR    47

Executive compensation

Cameco is committed to maintaining transparency with our shareholders on all aspects of our executive compensation program. As we provide more detailed information, however, it can obscure the bigger picture.

In an effort to make our compensation disclosure easier to understand, the chair of the human resources and compensation committee has prepared the following message to shareholders, which highlights various aspects of our executive compensation program. A more detailed discussion follows in the compensation discussion and analysis (CD&A) beginning on page 59.

Message to shareholders

Dear fellow shareholder,

Cameco’s executive compensation framework is designed to encourage management to focus on increasing long-term shareholder value while operating in uncertain economic times.

Responsibility for compensation at Cameco rests with the board of directors and the human resources and compensation committee. This committee consists entirely of independent directors and receives advice from an independent, third party compensation expert.

An important part of the committee’s mandate is to oversee all aspects of Cameco’s executive compensation program to ensure that it attracts, engages, motivates and retains the talent it needs to achieve its strategic objectives. It’s a role we take very seriously. The need for transparent and easy-to-understand disclosure is paramount. Our intention is to provide you with the information necessary to understand what we pay our executives, how we pay them and why.

See page 36 for more information about the human resources and compensation committee.

The executive compensation program is built on six principles that drive policy and program decisions relating to executive compensation:

COMPENSATION PRINCIPLES

1	TEAM

Promote executive teamwork by using incentive-based compensation that emphasizes corporate over individual performance.

2	PERFORMANCE

Base compensation decisions on corporate and individual performance, using a combination of financial, non-financial, internal and external measures, and absolute and relative performance.

3	RETENTION

Focus part of the program on absolute and controllable performance measures to retain skilled executives.

4	SHAREHOLDER ALIGNMENT

Use share ownership requirements and equity-based compensation to align the interests of executives and shareholders.

5	COMPARATOR

Benchmark our corporate performance and compensation program against a comparable peer group of companies.

6	MARKET COMPETITIVENESS

Target executive compensation at the 50th percentile (median) of the market to ensure we can attract and retain our executive talent.

The board and human resources and compensation committee adopted these principles in 2012, on management’s recommendation.

A core underpinning of our compensation strategy is to pay our executives competitively based on corporate performance. We do this through incentive plans that directly relate to performance against the strategic objectives. Under the short-term incentive plan, we assess progress using a balanced

48    CAMECO CORPORATION

scorecard of key performance elements that contribute to sustainable, long-term shareholder value (see page 65). The committee’s oversight balances many factors, including competitive market conditions, employee engagement, risk taking, current challenges, short-term achievements and strategic objectives.

TOTAL DIRECT COMPENSATION

Total direct compensation includes fixed compensation (base salary) and a significant portion of variable (at-risk) compensation.

FIXED COMPENSATION
Component	Design
Base salary	• only fixed component • target median of comparator group • set annually

With at-risk pay, neither the grant value nor payout value is guaranteed.

VARIABLE (AT-RISK) COMPENSATION
Component	Design

Short-term incentive	• annual cash bonus – one-year performance cycle • payout based on board approved targets and individual performance • no payout if performance is below 80% threshold

Long-term incentive

Performance share units	• three-year performance cycle • payout based on board approved objectives (with 30% weighting on relative TSR)

Stock options	• eight-year term (three-year vesting) • awards based on competitiveness with comparator group • value based on appreciation in share price

Restricted share units	• limited use for retention purposes

INDEPENDENT ADVICE

As in previous years, the committee sought information and advice from an independent third party on compensation matters to make sure our decisions were fair, consistent with market practices and appropriate for Cameco’s size and complexity.

The committee retained Meridian Compensation Partners as its independent consultant beginning in December 2011 to provide research, analysis and expertise on compensation and human resource matters, to make recommendations and to act as a knowledgeable sounding board.

PROGRAM CHANGES

The committee reviews Cameco’s compensation program every year, and undertook a comprehensive review of the executive compensation program in 2012, with changes intended to be in effect for 2013 compensation. The review involved a more comprehensive analysis of its programs against the market, peers, best practices, the regulatory landscape and emerging trends in compensation. The committee worked closely with Meridian on the review.

Peer group

The starting point was an examination of the peer group. While it was felt that the peer group initially established for 2009 continued to meet the original principles, Cameco’s size based on market capitalization and enterprise value has changed. Consequently, some of the peers were removed from the group while others, that met the criteria, were added. Our biggest challenge, however, continues to be the lack of uranium industry peers. One significant change was the move from two peer groups (one to measure company performance, and a subset to compare executive compensation), to a single peer group to benchmark compensation and performance. In consultation with the committee, the committee’s compensation consultant and management’s compensation consultant, a single 15-company peer group was established for 2013, replacing the 33-company performance peer group and the 21-company compensation peer group.

2013 MANAGEMENT PROXY CIRCULAR    49

Long-term incentive

Another significant change is reducing the percentage of stock options and increasing the percentage of performance share units (PSUs) in the executives’ LTI awards. As of 2013, we are moving from 60% stock options and 40% PSUs to 40% stock options and 60% PSUs. This increases the executives’ performance-weighted incentive, will reduce share dilution and better aligns with shareholder interests.

In addition, one of the measures under the PSU plan is relative total shareholder return (TSR). By increasing the weighting of the TSR metric from 30% to 40% and increasing the weighting of PSUs under the LTI plan, TSR now accounts for 24% of the total expected value of the LTI, double the value in previous years.

The committee recognizes that stock options are an important compensation component in mining, resource and energy companies. It believes that granting options is an effective way to make sure the senior people are committed to Cameco’s longer-term interests and the interests of shareholders, and to attract, retain and motivate talented employees to achieve corporate success.

CHALLENGES AND REALITIES

Our challenge is to balance risk and reward in our decisions — compensation must attract, retain and motivate Cameco’s executives to deliver strong performance and value to shareholders without excessive risk taking to the detriment of the company.

Motivation is an important factor, particularly if there are extenuating factors beyond management’s control.

The nuclear and uranium industries continued to be affected by the events at Fukushima caused by an earthquake and tsunami on March 11, 2011 and by the global economic slowdown.

Reactor retirements and delays in both restarts and new construction had an effect on demand and the uranium price in 2012. There has been concern that excess inventories resulting from reduced requirements, deferrals and/or cancellations of deliveries under sales contracts could be introduced to the market. In 2012, any excess inventories have been responsibly managed between suppliers and customers, but the situation has caused market participants to be discretionary in their purchases and the uranium price to remain depressed.

As a result, in 2012, the board and management re-examined the growth plans and adjusted them to better align with market conditions. We decided to focus primarily on advancing projects with the most near-term certainty, while pursuing other projects at a measured pace in order to maintain the ability to respond should market conditions improve. We expect this approach will result in Cameco achieving 36 million pounds of annual supply by 2018. Spreading the capital spend over a longer period of time should improve near-term financial performance.1

COMPENSATION REVIEW

The review focused on peer group analysis, our short and long-term incentive plans and share ownership guidelines.

Management worked with its compensation consultant (Mercer) and the committee’s consultant (Meridian) as part of the process, as requested by the committee.

The committee recommended several key changes, which were approved by the board in December:

General

•	one peer group to assess compensation and performance

•

for promoted or transferred executives, maintain the original due date for any initial obligation to acquire shares, and provide three additional years for them to meet their incremental share ownership requirements

Short-term incentive (STI)

•	increase the corporate performance weighting for all executives to 80% under the STI plan, matching the level for the CEO. Individual performance is weighted at 20%.

•	streamline the number of financial measures under the STI plan

Long-term incentive (LTI)

•	allocate awards 40% options and 60% PSUs

Clawback policy

•	applies to all executive officers for incentive compensation received on and after January 1, 2013

The six new compensation principles guided all actions and recommendations by management and the committee, and decisions by the board.

Changes to the compensation program went into effect at the beginning of 2013, and are aimed at ensuring our compensation program and approach to executive pay are fair, competitive and achieve an appropriate balance between risk and reward.

See page 71 for more details about the changes to the program beginning in 2013.

1.

The discussion in this paragraph about our strategy and increasing uranium supply by 2018 is forward-looking information. It is based upon the assumptions and subject to the material risks discussed in our annual MD&A, including under the heading Caution about forward-looking information.

50    CAMECO CORPORATION

2012 PERFORMANCE

Despite the challenging market environment, 2012 was another strong year for corporate performance. Cameco’s safety and environmental performance remained solid, production and unit costs were generally on track and financial results were again strong.

Cameco demonstrated improved safety performance and achieved the overall corporate annual performance targets for safety and achieved its long-term goal of top quartile performance for lost-time injury frequency.

Cameco’s environmental management systems continued to show improvements in 2012. This is the second year that all Cameco operations are certified to ISO 14001. There were no significant environmental incidents and there was an improvement in the trend for environmental incidents.

As noted, the uranium market was challenging in 2012, with spot market prices falling to a low of $42 (US) per pound from $52 (US) during the year. Despite this difficult market environment, Cameco achieved adjusted net earnings of $447 million1 in 2012, demonstrating the strength of our contracting strategy in providing protection in a declining market.

Other financial accomplishments include:

•	annual revenue of $2.3 billion

•	annual gross profit of $723 million from the nuclear business

•	annual revenue of $1.5 billion from the uranium segment

•	annual average realized price of $47.61 per pound ($47.62 US per pound).

2012 was also a highly successful year for securing new uranium supply opportunities:

•	purchase of the Yeelirrie deposit from BHP Billiton

•	signing of a memorandum of agreement with KazAtomProm agreeing to a framework to expand mine production and extend lease terms for Inkai

•	acquisition of AREVA’s 28% interest in the Millennium project

•	purchase of NUKEM.

These acquisitions provide more potential uranium resources and access to unconventional and secondary sources, strengthening Cameco’s leadership position in the nuclear fuel business.

2012 PERFORMANCE HIGHLIGHTS

•	adjusted net earnings of $447 million[1]

•	annual revenue of $2.3 billion

•	four new uranium supply opportunities

•	five corporate awards for employment and diversity

COMPENSATION HIGHLIGHTS

STI

•	corporate performance multiplier of 88.2%

LTI

•	2010 PSU payout at 64.8% of grant value

•	2013 LTI awards are forward looking and designed as a retention tool

Cameco also continues to build an engaged, qualified and diverse organization capable of leading and implementing its growth strategies. The five awards earned in 2012 are tangible proof that the strategy is working.

CEO PERFORMANCE AND COMPENSATION

Corporate performance remains the single biggest factor affecting the board’s decisions on executive pay for Cameco’s CEO and senior officers. 20% of the CEO’s compensation is base salary and the remaining 80% is at-risk compensation (19% STI and 61% LTI).

Based on the solid company performance in a challenging market environment and recognizing that the CEO’s base salary is well below the median of the comparator group, there is a sound rationale to support a salary increase of 3% for his 2013 salary, about the same level as the comparator group. However, we are mindful of the performance of Cameco shares. To enhance the alignment with shareholder interests, the CEO has recommended no base salary increase for himself and the other named executives for 2013. The committee and board approved this recommendation.

In 2012, the CEO received a salary increase of 2% which was below the average for executive salaries both nationally and in Saskatchewan, leaving his salary well below the median of the comparator group. The salary change recognized strong corporate performance yet weaker share performance.

1.	Non-IFRS measure. See note 1 on page 73 for more information.

2013 MANAGEMENT PROXY CIRCULAR    51

The CEO’s short-term incentive (cash bonus) — based 80% on achievement of board-approved objectives and 20% on individual performance — was $790,000, or 86% of his salary relative to his target of 95%.

For 2011, his bonus was $762,000 (pro-rated for six months in the CEO role). Had he been in the role for the full year, his bonus would have been $962,000. Comparing the annualized amount for 2011 against the actual amount for 2012, the CEO’s bonus decreased by 18% in 2012.

The long-term incentive consists of performance share units and stock options.

The 2010 PSUs vested on December 31, 2012 and, based on our performance and share price, paid out on March 1, 2013 at 48.5% of their original grant value disclosed in our 2010 circular.

As part of the 2013 LTI awards, the CEO was awarded 191,900 options. LTI awards are forward looking and are designed as a retention tool. Corporate performance drives the option benefit which comes from share price appreciation, aligning the interests of shareholders and plan participants. Over 90% of the option awards granted over the past eight years are under water (of no value) at the year-end share price of $19.59. The CEO has not realized any value from them yet. As the share price improves, both the shareholders and the CEO will realize a benefit.

The CEO’s total direct compensation is below the median of the peer group.

NAMED EXECUTIVE OFFICERS

This section examines our TSR performance against the named executives’ three-year average reported compensation as well as the three-year average estimated realizable compensation over the past eight years. The three-year average reported compensation reflects the equity-based compensation value at the time of grant. Performance-based and time-based vesting can have a dramatic impact on the realizable value of equity-based compensation. Realizable compensation better reflects the actual value of the equity-based compensation.

The graph shows that realizable compensation has correlated well with our TSR performance.

The compensation timeline on page 54 gives more context to the compensation decisions described above. See also Share performance and executive compensation on page 57 for the trend in our share performance and total compensation awarded to the named executives, and a comparison of granted and realizable compensation.

I have had the privilege of serving as chair of this committee for the past 10 years and as a member of the Cameco board since 1994. The committee is committed to working hard on behalf of the board and overseeing all compensation matters in the best interests of Cameco and its shareholders.

I hope this brief overview has given you more insight to our approach to executive compensation and how it is linked to performance and the long-term interests of Cameco and our shareholders.

Sincerely,

James Curtiss

Chair

Human resources and compensation committee

52    CAMECO CORPORATION

ALIGNING CEO PAY WITH COMPANY PERFORMANCE

The human resources and compensation committee has worked to make sure our executive compensation program is competitive, pays for performance, motivates and attracts talent, and focuses on creating shareholder value.

Fundamentally, CEO pay must be fair and aligned with company performance. Five characteristics of our program reinforce this and govern the steps we have taken to ensure our program is structured appropriately for sound decision-making.

•	Pay for performance

Our compensation philosophy is designed to align the CEO’s compensation with corporate performance. See Compensation discussion and analysis on page 59 and Measuring performance on page 63 for more details about our 2012 objectives and results.

80% of the CEO’s compensation is considered to be variable or at-risk pay, which is contingent on performance. Beginning in 2013, 60% of the CEO’s long-term incentive award is in the form of performance share units. See page 55 for details about the CEO’s pay mix.

•	Realized and realizable pay

The grant value of long-term incentive awards can be substantially different than the value realized in the future. Share price is only one factor that affects the realized value. See page 56 for a discussion of realized and realizable pay and the relationship between CEO pay and corporate performance.

•	Performance measures

See page 72 for a discussion of our performance measures under the annual incentive plan and achievement against those performance targets, and page 76 for a discussion of our long-term performance metrics and achievement against performance goals.

•	Financial performance

2012 was a strong year for Cameco. See pages 51 and 73 for a discussion of our revenues, earnings and returns for 2012.

•	Benchmarking practices

We target executive compensation at the median of our comparator group for target performance. See page 60 for a discussion of the process for selecting the comparator group. The CEO’s target compensation is at the median of the comparator group.

2013 MANAGEMENT PROXY CIRCULAR    53

Executive compensation and strategy

Cameco’s strategy is to provide shareholder value with a growth plan based on the long-term fundamentals of the nuclear industry. We are focused on executing existing projects and maximizing efficiencies to remain competitive and operate with an optimal asset base.

Our executive compensation program is directly aligned to our strategic plan. We establish corporate objectives to achieve our strategic plan. Measures within those objectives form the basis of compensable objectives under the short-term incentive plan, which determines the annual cash bonus paid to each executive. Performance share units (PSUs) measure performance over a three-year period. The value realized on PSUs is based on outcomes against targets and weightings on our long-term goals, which are also aligned with our strategic plan, and relative total shareholder return.

Compensation timeline

The chart below shows the different components that make up total compensation for our executives and the timeline for each component. Our short-term incentive plan offers the potential for our executives to earn a cash bonus based on their success in achieving pre-established corporate and individual performance objectives for the year.

Long-term incentives include a PSU plan and stock option plan, which have different terms for vesting and payouts. We offer these incentive plans to drive longer-term corporate performance.

Performance-based and time-based vesting can have a dramatic impact on the realizable value of equity-based compensation. The named executives realized 48.5% of the grant value of the 2010 PSU awards (see pages 77 and 78), and option awards granted to the named executives over seven of the past eight years are under water as of December 31, 2012.

54    CAMECO CORPORATION

CEO compensation summary

Tim Gitzel President and CEO

Tim Gitzel became president and CEO of Cameco Corporation on July 1, 2011.

Tim joined Cameco in January 2007 as senior vice-president and chief operating officer and was appointed president in May 2010. He has extensive experience in Canadian and international uranium mining through 18 years of senior management experience.

	2012 pay mix

2012 base salary and short-term incentive

In 2012, Tim’s base salary of $918,000 increased 2% over 2011, following strong corporate performance in 2011. He received a cash bonus of $790,000 under our short-term incentive (STI) plan. This bonus was 86% of his salary, as compared to a target of 95%. Cameco achieved strong corporate performance in 2012. Our STI plan for 2012 was based on 13 objectives which scored 88.2% of target. Tim’s total cash compensation in 2012 was $1,708,000.

Long-term (equity-based) incentives

The CEO receives 61.7% of his compensation as long-term incentives. This is at-risk, equity-based compensation. When Cameco’s shareholder value increases, so will the value Tim receives from these long-term incentives. The table below shows the grant and current realizable value of long-term incentive compensation granted to the CEO in 2010 to 2012. 2010 PSUs vested on December 31, 2012 with a realized value of $280,584. As no value has been paid out on the RSUs granted to Tim in the same time period, their current realizable value is based on $19.59, the closing price of a Cameco share on the TSX on December 31, 2012. The exercise price of all of the options granted between 2010 and 2012 is greater than our closing share price on December 31, 2012, so the options have no current value.

The total value of Tim’s current and realized long-term compensation is approximately 75% less than the total grant value. This comparison demonstrates that our compensation program pays for performance. To quantify the long-term incentives, we are reporting the grant date and current values over the three-year period to provide a reasonable reflection of long-term compensation because PSUs and RSUs pay out after three years and options vest over three years.

		VALUE OF PSUs, OPTIONS AND RSUs

	EQUITY-BASED COMPENSATION 2010 TO 2012	AT GRANT ($)	REALIZABLE ($)

	PSUs	578,000	280,584
	Options	4,283,690	0
	RSUs	1,780,800	1,371,300

	Total	6,642,490	1,651,884

	% variance		(75%)

•   PSUs, options and RSUs (grant value) – see details in the summary compensation table on page 80.

•   PSUs (realized value) – amount Tim received on 20,000 PSUs granted to him in 2010 and paid early in 2013 for the performance period ending December 31, 2012. The PSU amount is based on achieving 64.8% of target and $21.65, the actual average purchase price of Cameco shares on the TSX on March 1, 2013 paid on behalf of the named executives. PSUs granted in 2011 and 2012 have not been included because they are unvested performance-based awards that may have a zero payout value when they vest.

•   Options (current value) – includes the value of in-the-money options granted in 2010, 2011 and 2012. None of the options granted to Tim in 2010, 2011 and 2012 are in-the-money.

•   RSUs (current value) – The only RSUs held by Tim were granted on July 1, 2011 and vest on July 1, 2014. They are valued at 100% of target and $19.59, the closing price of Cameco shares on the TSX on December 31, 2012.

2013 MANAGEMENT PROXY CIRCULAR    55

CEO’s compensation lookback

The information in this section is for the three-year period 2010 to 2012. The table below shows the value of Tim Gitzel’s compensation disclosed in the summary compensation table in the past three years compared to the realizable value of this same compensation. During this three-year period Tim was COO for the first part of 2010, president for the remainder of 2010 and first half of 2011, and president and CEO for the second half of 2011 and all of 2012. Tim’s realized and realizable pay in each year is lower than the grant date value disclosed in the summary compensation table. This comparison demonstrates that our compensation program aligns with performance. In this three-year period, Cameco has had strong financial, production and safety results, but total shareholder return (TSR) has been below target, and when all measures of performance do not show positive results less compensation is realizable.

TIM GITZEL’S COMPENSATION (THREE YEARS FROM 2010 TO 2012)
	2012	2011	2010
Base salary	$918,000	$807,000	$643,750
Annual incentive pay	790,000	762,000	715,000
RSUs paid out	—	—	—
PSUs awarded and earned	280,584	257,222	299,175
Options exercised	—	—	—

Realized compensation subtotal	1,988,584	1,826,222	1,657,925

RSUs outstanding	—	1,371,300	—
PSUs outstanding	—	—	—
Options granted and outstanding	—	—	—
Pension	311,250	496,200	321,100

Realizable compensation subtotal	311,250	1,867,500	321,100

TOTAL REALIZED AND REALIZABLE COMPENSATION (based on 2012 year-end value)	2,299,834	3,693,722	1,979,025

TOTAL COMPENSATION AS REPORTED IN THE SUMMARY COMPENSATION TABLE (based on grant date values)	4,772,534	6,651,250	3,072,650

•

Base salary – salary amounts paid each year. Tim was awarded an annual base salary of $900,000 when he assumed the position of president and CEO on July 1, 2011. He received a 2% salary increase in 2012.

•

Annual incentive pay – bonus amounts paid each year. Tim was awarded a bonus of $762,000 in 2011 (pro-rated for six months in the CEO role). Had he been in the role for the full year, his bonus would have been $962,000. Comparing the annualized amount for 2011 against the actual amount for 2012, his bonus decreased by 18% in 2012.

•	RSUs paid out – no payouts made from 2010 to 2012. RSUs will vest and pay out in 2014.

•	PSUs paid out – amounts paid out on PSUs awarded in 2008, 2009 and 2010 that vested in 2010, 2011 and 2012

•	Options exercised – the amount earned from options exercised from 2010 to 2012. Tim did not exercise any stock options in 2010, 2011 or 2012.

•

RSUs outstanding – value of RSUs awarded in 2011 using the closing share price on the TSX of $19.59 on December 31, 2012. Tim received one RSU grant when he became CEO in July 2011 that vests in July 2014.

•	PSUs outstanding – the outstanding PSUs granted in 2011 and 2012 have been given a zero value because they are unvested performance-based awards that may have a zero payout value when they vest.

•

Options granted and outstanding – the amount that could be earned upon exercise of options that were granted from 2010 to 2012 given the closing share price on the TSX of $19.59 on December 31, 2012. No options granted in 2010, 2011 or 2012 are in the money.

•	Pension – pension values reported for 2010, 2011 and 2012 in the summary compensation table.

56    CAMECO CORPORATION

Share performance and executive compensation

The graph below compares our TSR to the S&P/TSX Composite Total Return Index, assuming an initial $100 investment and reinvestment of dividends over the period. It also compares share performance to executive compensation and illustrates a strong correlation between Cameco’s share performance and our named executives’ realizable compensation.

In 2008, the global financial crisis caused a dramatic drop in the share prices of all publicly-traded companies, Cameco included. As confidence began to be restored to financial markets in 2009, share prices began to recover. However, in the uranium market we entered a period of discretionary purchasing, which caused the uranium price to remain relatively stable until mid-2010.

In June of 2010, Chinese utilities began to sign long-term uranium contracts for significant volumes. This became a catalyst for the market and we saw the uranium spot price rise from the $40/lb (US) range to over $70/lb (US) by the end of the year. Cameco’s share price, being closely correlated with the uranium spot price, made a similar movement.

In March of 2011, the events at the Fukushima nuclear power plants in Japan had an immediate and negative effect on share prices of companies involved in uranium exploration, development and production. Since that time, we have seen the uranium market enter another period of discretionary purchasing, which has kept uranium prices low and relatively stable. This has been driven by slower than expected reactor restarts in Japan, a temporary pause in China’s new-build approvals and lower economic growth worldwide. Our share price has followed a similar pattern.

We are starting to see some catalysts emerge that we believe may start to clear away the uncertainty that has persisted since the 2011 events in Japan.

•

The three-year average reported compensation is for the named executives in those positions during the three-year period ending in the designated year. It reflects the sum of total compensation over the three years from the summary compensation table in our previous management proxy circulars, divided by three.

•

The three-year average estimated realizable compensation is for the named executives in those positions during the three-year period ending in the designated year. It reflects the sum of estimated realizable compensation over the three years, including base salary, annual bonus pay, realized or realizable amounts for LTI (PSUs, options and RSUs) and pension value, divided by three. These amounts have been determined in the same manner as the total realized and realizable compensation in the CEO’s compensation lookback table on page 56.

2013 MANAGEMENT PROXY CIRCULAR    57

•	We believe the method of three-year averages provides a reasonable reflection of long-term compensation because PSUs and RSUs pay out after three years and options vest over three years.

•	The compensation data above includes the five named executives who were employed at the end of each year from 2005 to 2012:

•	Tim Gitzel, Grant Isaac, Robert Steane, Ken Seitz and Gary Chad for 2011 and 2012

•	Gerald Grandey, Kim Goheen, Tim Gitzel, George Assie and Gary Chad for 2007 to 2010

•	Gerald Grandey, Kim Goheen, Terry Rogers, George Assie and Gary Chad for 2005 and 2006.

About executive compensation

The next table shows the trend in total compensation awarded to our named executives from 2007 to 2012. The grant date value of total compensation for the named executives is the total annual compensation for the named executives disclosed in the summary compensation table in our previous management proxy circulars.

(IN MILLIONS)	2007	2008	2009	2010	2011	2012
Grant date value of total compensation for the named executives in each year	$10.3	$11.7	$10.7	$15.8	$15.0	$12.1

•

Total compensation increased in 2008 because of strong financial results. LTI awards had a higher grant date value than the previous year and were granted before the significant downturn in the market. In the same year, the short-term incentive bonus was reduced because we did not meet two key operational objectives.

•

In 2009, the value of long-term incentives was lower than the previous year because they were granted early in 2009 when there was a downturn in the economy and our share price was lower. Our share performance increased in 2009.

•

Total compensation increased in 2010 because of strong performance in virtually all aspects of our business. Our production and financial results exceeded expectations and generally our results met or exceeded expectations in all other areas of the business.

•

In 2011, base salaries and incentive awards for the five equivalent executive positions were lower. The reductions were from changes to executives in the five executive positions and were partly offset by a retention incentive awarded to Tim Gitzel when he was appointed president and CEO. Total compensation declined in 2011, but proportionately less than share performance, because we delivered excellent financial and operating results.

•

Base salary increases in 2012 were modest for the executive team. Although corporate performance remained strong, the short-term incentive bonus was significantly reduced from 2011 because we did not fully meet some of our compensable objectives (see pages 73 to 75). The bonuses for the CEO and CFO appear to be slightly higher in 2012 than 2011 because they are based on a full year in their new roles, versus only a half year in 2011.

NAMED EXECUTIVES

The next section discusses our executive compensation program and the pay decisions affecting our Chief Executive Officer, Chief Financial Officer and the three next highest compensated officers (named executives) as of December 31, 2012:

• Tim Gitzel	President and Chief Executive Officer (CEO)
• Grant Isaac	Senior Vice-President and Chief Financial Officer (CFO)
• Robert Steane	Senior Vice-President and Chief Operating Officer (COO)
• Ken Seitz	Senior Vice-President and Chief Commercial Officer
• Gary Chad	Senior Vice-President, Chief Legal Officer and Corporate Secretary.

58    CAMECO CORPORATION

Executive compensation

Compensation discussion and analysis

1.	Approach

Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis.

Our program has three goals:

1	Attract, retain and motivate our executives, who are operating in a highly demanding, complex and competitive business environment

2	Establish a clear link between corporate performance and executive pay

3	Motivate executives to create shareholder value by:

•	using total shareholder return as a performance measure

•	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term

•

ensuring a significant portion of their total compensation is at risk, reinforcing the importance of strong leadership and their ability to influence business outcomes and financial performance, and tied to share value to align the interests of executives and shareholders.

COMPENSATION TARGETS

We target base salaries and total compensation at the median of our compensation peer group. The charts below show the 2012 target mix for direct compensation for our senior executives, and the amount of at-risk compensation.

Six principles drive our policy and program decisions relating to executive compensation:

1	TEAM

Promote executive teamwork by using incentive-based compensation that emphasizes corporate over individual performance.

2	PERFORMANCE

Base compensation decisions on corporate and individual performance, using a combination of financial, non-financial, internal and external measures, and absolute and relative performance.

3	RETENTION

Focus part of the program on absolute and controllable performance measures to retain skilled executives.

4	SHAREHOLDER ALIGNMENT

Use share ownership requirements and equity-based compensation to align the interest of executives and shareholders.

5	COMPARATOR

Benchmark our corporate performance and compensation program against a comparable peer group of companies.

6	MARKET COMPETITIVENESS

Target executive compensation at the 50th percentile (median) of the market to ensure we can attract and retain our executive talent.

The board and human resources and compensation committee adopted these principles in 2012, on management’s recommendation

ABOUT THE COMPENSATION MIX

We use financial and operational measures to assess performance for short and long-term incentives.

40% of the LTI incentive in 2012 is performance-based vesting, increasing to 60% in 2013.

Performance vesting under our PSU plan is based on corporate performance measures that align with our strategy and on our TSR compared to the peer group over a three-year period.

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RESEARCH AND BENCHMARKING

We use external research and receive advice and analysis from an independent compensation consultant to assess executive compensation and make sure we are fair and competitive.

We use national, provincial and industry compensation forecasts and benchmark our executive compensation against our compensation peer group for individual compensation components and total compensation by level of executive. Performance, scope of the role, seniority and internal equity are also factored in, so we are balanced in our decision-making.

As a publicly-traded, global nuclear energy company based in Canada, we have no peers that are directly comparable, so the human resources and compensation committee, with the support of its external consultant, established a compensation peer group of companies to assess compensation levels.

Peer groups

We use the compensation peer group to benchmark our director and executive compensation to make sure we are competitive with the market. This peer group was initially formed in 2008 and has been used as the benchmark for compensation for 2009 through 2012. The criteria for choosing the group were company size, relevant industries, capital intensive businesses, business complexity, regulated industries and Canadian head office.

The compensation peer group includes 21 companies (indicated with an asterisk) and is a subset of our performance peer group. We use a performance peer group of 33 companies to assess relative performance, one of the four performance measures in our PSU plan.

Agnico-Eagles Mines Ltd.

Agrium Inc.*

Alpha Natural Resources Inc.

Arch Coal Inc.

Barrick Gold Corporation*

Canadian Natural Resources Ltd.

Canadian Oil Sands Trust*

CONSOL Energy Inc.

Emera Inc.*

Enbridge Inc.

EnCana Corp.

Enerplus Resources Fund*

First Quantum Minerals Ltd.*

Fortis Inc.*

Goldcorp Inc.*

Husky Energy Inc.

Imperial Oil Ltd.

Inmet Mining Corporation*

Kinross Gold Corp.*

Lundin Mining Corp.*

Methanex Corp.*

Nexen Inc.*

Peabody Energy Corp.

Penn West Energy Trust*

Potash Corp. of Saskatchewan*

Sherritt International Corporation*

SNC Lavalin Group Inc.*

Suncor Energy Inc.

Talisman Energy Inc.*

Teck Cominco Ltd.*

TransAlta Corp.*

TransCanada Corp.*

Yamana Gold, Inc.

The peer group consists of a cross-section of Canadian capital intensive companies from different sectors that are similar to us in terms of size of assets and revenue.

We review our peer group periodically. Beginning in 2013, we will use one peer group to benchmark both executive compensation and relative performance. This will simplify our performance assessment and clarify compensation decisions relating to our PSU plan. The new group includes 15 companies that were chosen using the same criteria as above, but which position Cameco closer to the median of the group in terms of size. See Program changes for 2013 on page 71 for the 15 companies that make up our new peer group.

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SHARE OWNERSHIP

We require our executives to own Cameco shares so they have a vested interest in the company, and to align their interests with shareholders.

Our share ownership guidelines are a multiple of base salary:

•	CEO – 4 x base salary

•	senior vice-presidents – 2 x base salary

•	vice-presidents – 1 x base salary

Executives must meet their ownership targets within five years of being appointed to the position.

The table below shows the number of shares held by our named executives at December 31, 2012. We calculate the target value of share ownership by using their 2012 base salary and the multiplier for their position. Share value is based on the higher of $19.59, the closing price of Cameco common shares on the TSX on December 31, 2012, or the executive’s purchase price.

Executives can count unvested PSUs towards meeting their share ownership guidelines, as long as:

•	at least 50% of their holdings are in Cameco common shares.

•	they use a PSU estimate of 80% of target, net of taxes of approximately 50% to calculate their value.

The table below shows the share ownership guidelines for each named executive and their qualifying holdings as of December 31, 2012.

NAME	2012 BASE SALARY ($)	MULTIPLE	TARGET VALUE OF OWNERSHIP ($)	CAMECO SHARES		QUALIFYING PSUs		VALUE OF SHARE OWNERSHIP ($) (SHARES AND QUALIFYING PSUs)	MEETS SHARE OWNERSHIP GUIDELINES
				NUMBER HELD (#)	VALUE ($)	NUMBER HELD[2] (#)	VALUE[3] ($)
Tim Gitzel[1]	918,000	4 x	3,672,000	33,173	810,716	33,173	259,944	1,070,660	Has met 29% of the target for the CEO. Has until 2016 to meet the requirement.
Grant Isaac	459,000	2 x	918,000	3,230	66,389	3,230	25,310	91,699	Has met 10% of the target for the CFO. Has until 2016 to meet the requirement.
Robert Steane	561,000	2 x	1,122,000	27,000	656,798	27,000	211,572	868,370	Has met 77% of the target for the COO. Has until 2015 to meet the requirement.
Ken Seitz	420,000	2 x	840,000	2,900	90,892	2,900	22,724	113,616	Has met 14% of the target for this position. Has until 2016 to meet the requirement.
Gary Chad	472,300	2 x	944,600	52,345	1,226,429	21,400	167,690	1,394,119	Has met 148% of the target for this position.

1.	See Tim Gitzel’s profile on page 16 for the total number and value of the CEO’s shares and all PSUs, not just qualifying PSUs.
2.	This is the lesser of the number of PSUs held by the named executive, and the number of Cameco common shares held by the named executive.
3.	The value of the qualifying PSUs is calculated as 80% of target, net of taxes of 50%, multiplied by $19.59, the closing price of Cameco shares on the TSX on December 31, 2012.

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2.	Annual decision-making process

The board, human resources and compensation committee and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations, and the board makes the final decisions on executive compensation.

The illustration below shows the process, the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.

ASSESSING THE PROGRAM

The human resources and compensation committee reviews all policies and programs relating to executive compensation, which involves:

•	establishing the annual corporate objectives to measure performance

•	determining the proposed base salaries, short-term incentive awards, grants of performance share unit awards and stock options

•	evaluating performance

•	reviewing and recommending to the board for review and approval.

The committee believes periodic reviews are a good practice. It conducted a comprehensive review of our compensation policies and programs in 2012. You can read about the changes planned for 2013 on page 71.

The committee retains an external consultant as an advisor on compensation matters, and it is involved in the compensation review. Management retains a different external consultant as a resource on human resources and other matters (see Compensation governance on page 41 for more information).

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3.	Measuring performance

Compensation decisions are based on corporate and individual performance.

CORPORATE PERFORMANCE

Our corporate performance is measured by how well we achieve both operational and financial goals. The board approves our corporate objectives every year, as recommended by management and following the review by the human resources and compensation committee. These objectives support our strategic plan. All of the corporate objectives become the individual objectives for the CEO, and are allocated among the senior vice-presidents as part of their individual objectives.

A number of corporate objectives were chosen as our short-term incentive (STI) plan objectives. The table on pages 73 to 75 lists our 2012 objectives and results and the target and actual weightings of the compensable objectives under our STI plan.

Three objectives, in addition to TSR, are recommended by management for the performance share unit (PSU) plan, reviewed by the human resources and compensation committee then recommended to the board for approval. The table on page 76 sets out the three objectives and TSR target for the PSUs granted in 2012. The table on page 77 shows the compensable objectives and results for our 2010 PSUs, which vested at the end of 2012 and were paid out early in 2013.

Performance measures under our STI and PSU plans are linked to our strategic plan to ensure our long-term growth and focus on creating shareholder value. The better we perform, the greater the potential for a higher realized value.

Our corporate objectives are grouped into our four measures of success:

•	Outstanding financial performance

•	Safe, healthy and rewarding workplace

•	Clean environment

•	Supportive communities.

INDIVIDUAL PERFORMANCE

The board assesses the CEO’s individual performance using the annual corporate objectives and recommendations by the human resources and compensation committee. The committee’s recommendations are based on:

•	overall corporate performance

•	implementation of the CEO’s strategies to increase shareholder value

•	the CEO’s individual performance measures

•	the CEO’s self-assessment.

The committee reviews reports from management on overall corporate performance, reviews the implementation of the CEO’s strategies to increase shareholder value, assesses the CEO’s individual performance, reviews the CEO’s self-assessment and consults with its compensation consultant before making its recommendation to the board.

At the beginning of the year, the CEO establishes individual performance objectives for each senior vice-president, allocating and weighting the annual corporate performance objectives by individual based on the executive’s influence in a given area. At the end of the year, the CEO compares actual performance to the targets and prepares a report on each senior vice-president that summarizes their individual performance and leadership effectiveness. The committee reviews the reports, consults with its compensation consultant, and then makes its recommendations to the board.

The board approves all final decisions on executive compensation. See page 79 for details about the compensation decisions in 2013.

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4.	Compensation components

Five components make up total executive compensation:

• Base salary

• Short-term incentive (STI)	at-risk compensation
• Long-term incentive (LTI)

• Pension

• Benefits and perquisites

TYPE OF COMPENSATION	FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED
Base salary (page 64)	cash	one year	Based on market competitiveness among the compensation peer group, individual performance, seniority, scope of the role and internal equity

Short-term incentive (page 65)	cash	one year	Focuses on specific annual objectives Target award based on market competitiveness among the compensation peer group and other factors Actual award based on corporate and individual performance

Long-term incentive (page 66)	performance share units	three-year term, with vesting at the end of three years

Focuses on longer-term objectives (three years)

Target award based on market competitiveness of the LTI package among the compensation peer group and other factors

Actual payout based on our overall performance, combining a balanced scorecard of:

•    financial and operating performance over the three-year performance period

•    three-year total shareholder return compared to the performance peer group

At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash

	stock options	eight-year term, with one-third vesting each of the first three years starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the compensation peer group and other factors The final realized value is based on the appreciation of Cameco’s share price
	restricted share units	three-year term, with vesting at the end of three years	Mainly used as a retention tool in individual circumstances At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash

Pension (page 70)	defined benefit plan (one senior vice-president) defined contribution plan (CEO and other senior vice- presidents) supplemental executive pension plan	ongoing	Based on market competitiveness

Benefits (page 70)	group life, health and dental select perquisites	ongoing	Based on market competitiveness

We also have employment agreements with our named executives (see page 70).

BASE SALARY

We benchmark base salaries at approximately the median of the compensation peer group.

We review base salaries every year, and compare them to similar positions in the compensation peer group. Then we review our corporate performance, the individual’s performance, seniority and scope of the role and the salaries of their peers to make sure any increases are fair and balanced. Salary adjustments for our senior executives go into effect as of January 1.

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SHORT-TERM INCENTIVE PLAN

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance objectives for the year.

Corporate performance is weighted higher than individual performance. Awards range from 0 to 150% of the STI target established for the year, based on the level of performance:

•	50% of target if our performance meets the threshold (80% of the performance target)

•	150% of target if we deliver outstanding performance (120% of the performance target)

There is no payout if performance is below threshold.

The human resources and compensation committee sets the target bonus for each executive based on position, internal equity and market competitiveness. The table below shows the current target levels and weightings used to establish the actual awards. The levels and weightings of the incentive targets are comparable to those of our compensation peer group. Actual bonuses are based on performance for the year and paid in the following year after our year-end results are released.

POSITION	STI TARGET FOR 2012 (% OF BASE SALARY)	CORPORATE PERFORMANCE WEIGHTING	INDIVIDUAL PERFORMANCE WEIGHTING
CEO	95%	80%	20%
Senior vice-presidents	50 to 70%	60%	40%

The weightings for the senior vice-presidents were amended for 2013. See Program changes for 2013 on page 71.

Determining the payout

We use a balanced scorecard to broadly measure performance and give participants a clearer picture of their potential award. It has a number of weighted objectives aimed at driving our one-year performance in key areas. These objectives are mostly absolute measures because they are within our control and are tied to our four measures of success and individual performance measures.

We calculate STI as follows:

Measuring corporate performance

The board establishes the measures and weightings every year based on the recommendation of the committee. These objectives represent our four measures of success, and are grouped into two sets of measures that each add up to 100%. The product of these two sets of measures is the corporate performance multiplier. In terms of the two sets of measures being multiplicative rather than additive, this means that we must perform well on each objective of all measures to achieve a high STI payout. See pages 73 to 75 for the objectives and results of each measure used for the 2012 STI.

The human resources and compensation committee consults with the safety, health and environment committee on our performance related to safety, health and the environment and related corporate results as part of the process in determining the STI awards.

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Measuring individual performance

Individual performance is assessed based on the executive’s contribution to corporate performance and individual performance measures, and these assessments are approved by the committee.

The committee determines the measures and weightings for assessing the CEO’s performance, while the CEO establishes the same for the senior executives.

STI payout

The board can increase or decrease the amount of the bonus when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set. It cannot exceed the maximum payout of 200%.

LONG-TERM INCENTIVES

The LTI gives executives and other employees the opportunity to receive options and performance share units (PSUs) every year. Options are awarded to employees ranging from first-line supervisors to the CEO, within established ranges for the position levels. PSUs are awarded to vice-presidents and above. Restricted share units (RSUs) may also be granted from time to time, with board approval on the recommendation of the committee. They are used primarily as a retention tool.

Non-executive employees (union and non-unionized) can participate in the employee share ownership plan (ESOP). We make annual base contributions to the plan, and match 50% of employee contributions up to a maximum of 1.5% of an employee’s base salary. Employees at the vice-president level and above do not participate in ESOP because they participate in the PSU plan.

Both the committee and the board confirmed the importance of equity-based compensation as part of our overall program in order to stay competitive, motivate employees to deliver strong longer-term performance and link employees’ interests with those of shareholders. The combination of PSUs, options, RSUs and ESOP allows us to use different vesting criteria, eligibility and performance measures for at-risk compensation.

Determining the mix

The committee evaluates the weightings of options and PSUs every year, and discusses the national trends with its compensation consultant, including the importance of stock options in our industry and the emphasis Canadian public companies are putting on stock options or some form of whole share plan.

Governance concerns have been expressed over the use of stock options, and the committee regularly reviews the merits of maintaining stock options in our compensation program. However, stock options are a tax-efficient mechanism that provides a longer-term horizon for variable compensation and are a common form of LTI in our compensation peer group.

The committee set the target mix of the expected value of the long-term incentives at 40% PSUs and 60% options in 2012, similar to our mix for the past three years and consistent with our compensation peer group. This mix has been revised for 2013. See Program changes for 2013 on page 71.

Awards are granted every year on March 1 (or the next business day if March 1 falls on a weekend) after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes March 1, we will make the grants on the next trading day after the blackout period has ended. In 2012, PSUs and options were not granted until May 15 due to an internal blackout.

The board can make special LTI grants at other times during the year, for retention or other special reasons.

Performance share unit plan

PSU awards increase alignment with shareholder interests and are designed to motivate executives to:

•	consistently meet longer-term corporate performance targets that are aligned with our strategy

•	create shareholder value that can be sustained on an absolute and relative basis over a longer period.

PSU awards add another element of compensation with performance criteria and reduce the number of option awards, lessening the dilutive impact to shareholders. Each PSU represents one notional common share that can be exchanged for a Cameco common share purchased on the open market at the end of the three years (or cash, at the board’s discretion), to the extent performance and vesting criteria have been met. PSUs do not earn dividend equivalents.

We use a scorecard to align senior management’s compensation with their ability to improve corporate performance over the three years. Target measures are based on capital costs, increased production, average realized uranium price and relative TSR over a three-year period, so management maintains a balanced, longer-term focus. The measures and weightings used for the PSUs awarded in 2012 are on page 76. These measures were amended for awards made in 2013. See Program changes for 2013 on page 71.

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The committee takes into account equity awards previously granted when it determines the PSU awards each year.

Vesting

The scorecard uses four measures to calculate overall performance, combining relative TSR with three other corporate measures. Each measure is assigned a weighting, and performance is calculated over a three-year period.

The human resources and compensation committee reviews the performance targets every year and recommends them to the board for approval. They are reasonably challenging stretch targets and are largely within the control of our executive team.

Payout curves have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier and to cap the payouts to eliminate any excessive risk taking.

Performance multiplier

The final performance multiplier for each measure will depend on our performance against each target. The table below shows how we assess performance against each measure:

PERFORMANCE MEASURES (AND WEIGHTING)	THRESHOLD PERFORMANCE	IF WE ACHIEVE:	THEN THE PERFORMANCE MULTIPLIER IS:
Total actual costs for capital projects (30%)	30% above our budget (target) of 100%	More than 30% higher than target	0%
		Within 20 to 30% above target	50 to 100% (in a straight-line interpolation)
		20% below to 20% above target	100%
		Between 20% and 30% below target	100 to 150% (in a straight-line interpolation)
		More than 30% below target	up to 200% (with board discretion)

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PERFORMANCE MEASURES (AND WEIGHTING)	THRESHOLD PERFORMANCE	IF WE ACHIEVE:	THEN THE PERFORMANCE MULTIPLIER IS:
Average realized uranium price (20%)	80% of our target of 100%	Less than 80% of the corresponding target	0%
		80 to 120% of the corresponding target	50 to 150% (in a straight-line interpolation)
Increased production (20%)		More than 120% of the corresponding target	150 to 200% (in a straight-line interpolation with board discretion)

Our three-year average total shareholder return (30%)	35th percentile (target is the 50th percentile)	Below the 35th percentile among our performance peer group	0%
		From the 35th to the 75th percentile	40 to 200% (in a straight-line interpolation with 100% at the 50th percentile)
		Higher than the 75% percentile	200%

Applying discretion

The committee can make adjustments at its discretion, such as:

•

adjusting a performance measure, target measure and/or two or more weightings when things change (such as when a financial indicator no longer exists or has materially changed or is no longer relevant to our business)

•

increasing the weighting of any of the performance multipliers up to a maximum of 200% for extraordinary performance, subject to the approval of the board, or decreasing the weighting if performance does not meet expectations.

Using discretion helps reduce the possibility that anyone unduly benefits from or suffers because of events that are unforeseen or out of their control, and helps us manage compensation risk.

Stock option plan

Our stock option plan is designed for management, certain professional employees and employees with supervisory responsibilities. The plan ties a portion of their future compensation to the long-term performance of our shares. In 2012, 1,026 employees participated in the plan.

Options have a term of eight years and one-third vest on the first, second and third anniversaries of the date of the grant. The committee takes into account previous equity awards when it considers new grants of options.

The board fixes the exercise price of an option at the time of the grant at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an executive or employee leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. All of their vested options can be exercised during the same specific period of time. See Termination and change of control benefits starting on page 88 for details on the treatment of options upon termination of employment.

No more than 10% of our total shares issued and outstanding can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. An employee participating in the plan can only hold up to 5% of our total common shares issued and outstanding. Options cannot be transferred to another person (other than by will or intestate succession).

In order to better align employee interests with shareholder interests, Cameco’s securities trading and reporting policy prohibits the securitization of stock options. This means that transactions that could be perceived as speculative or influenced by positive or negative perceptions of Cameco’s prospects, including through the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions, are prohibited.

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Making changes

The board can change, suspend or terminate the plan subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange Cameco is listed on. Some changes may require approval from shareholders or a governmental or regulatory body.

Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan.

The following kinds of changes also require shareholder approval under the terms of the plan:

General

•

any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares

•	any change to extend the period after a trading blackout when options can be exercised

•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period

•	any change that requires shareholder approval such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

•

any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the option plan

•

any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

•	any change allowing options to be transferred other than by will or intestate succession.

Securities

•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment

•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the option plan reserve.

The summary compensation table on page 80 gives information about the grant date value of options awarded to the named executives over the past three years. The Incentive plan awards table on page 83 gives information about the 2012 year-end value of the named executives’ unexercised options.

International employees

On January 1, 2001, we introduced the non-North American stock option plan (phantom plan) so eligible employees of our international subsidiaries can participate in our overall growth and profitability in permitted jurisdictions.

The phantom plan has the same objectives and features as our stock option plan, except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the closing market price of a Cameco share on the day prior to the exercise date and the exercise price of a phantom stock option.

Restricted share units

RSUs are mainly used as a retention tool. Currently the only outstanding RSU award is to the CEO.

Each RSU represents one notional common share that vests at the end of three years. The board has the discretion to decide if the payout is made in Cameco shares purchased on the open market, or in cash based on the weighted average closing price of Cameco shares on the TSX for the 20 trading days prior to the vesting date, after deducting withholding taxes.

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PENSION

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental plan.

Registered base plan

We have a registered defined contribution plan for most of our employees. All of the named executives participate in our defined contribution plan, except for Gary Chad who participates in a registered defined benefit plan. For participants in the defined contribution plan, we contribute 12% of the employee’s pensionable earnings to the plan on a bi-weekly basis up to the annual dollar limit allowed by the Canada Revenue Agency; the maximum dollar amount for 2012 was $23,820.

Supplemental plan

The supplemental executive pension plan is a non-contributory supplemental defined benefit plan that is designed to attract and retain talented executives over the longer term. It is also designed to provide a retirement income that is commensurate with the executive’s salary and offset the strict limits under the Income Tax Act (Canada) relating to registered pension plans.

All of our Canadian-based management at the vice-president level and above participate in the supplemental executive pension plan (see Pension benefits on page 85 for more information).

BENEFITS AND PERQUISITES

Our named executives receive additional benefits as part of their total compensation, similar to those offered by companies in our compensation peer group. These include a financial and tax planning allowance, vehicle allowance, life insurance, long-term disability, an executive medical plan and additional salary protection in the event of disability.

EMPLOYMENT CONTRACTS

Employment agreements with the named executives are for an indefinite period and provide for:

•	a base salary

•	participation in the short-term incentive plan

•	participation in the long-term incentive plans (including PSUs and options)

•	participation in the employee defined contribution pension plan (other than Gary Chad who participates in the defined benefit pension plan) and the supplemental executive pension plan.

The agreements also include post-termination obligations requiring that the named executives do not:

•	use or disclose specialized knowledge, contracts and connections obtained while at Cameco
•	compete against us in any way for 12 months after leaving the organization

•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 90 shows the incremental compensation that would be paid to the named executives if their employment had been terminated on December 31, 2012. If Robert Steane or Gary Chad resigns, it will be treated as retirement because they are eligible to retire. None of the named executives receive any incremental benefits if there is a change of control but no termination of employment.

CEO

Tim Gitzel’s employment agreement provides for:

•

a retention incentive of 50,000 stock options granted on July 1, 2011, which vest over three years in 2012, 2013, and 2014, and 70,000 RSUs, also granted on July 1, 2011, which vest on July 1, 2014 and pay out (less withholding taxes) in Cameco shares purchased on the market, or cash, at the board’s discretion

•	a requirement to hold four times his base salary in Cameco shares and qualifying PSUs by December 31, 2016

•	a severance period of two years if he is terminated without cause

•	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)

•	a requirement to give a minimum notice of six months for resignation or retirement

•

accelerated vesting of certain equity awards if the CEO’s employment is terminated within 12 months following a change of control (see the summary on page 88 for details on compensation upon termination).

Other named executives

The employment agreements for the other four named executives provides for:

•	a requirement to hold two times their base salary in Cameco shares and qualifying PSUs by December 31 of the fifth year in their current positions

•	a notice period of 18 months if they are terminated without cause (grandfathered at two years for one named executive)

•	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)

•	a requirement to give a minimum notice of three months for resignation or retirement

•	accelerated vesting of certain equity awards if employment is terminated within 12 months following a change of control (see the summary on page 88 for details on compensation upon termination).

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Program changes for 2013

The compensation review conducted in 2012 by the human resources and compensation committee resulted in a number of changes to the program to improve the pay-for-performance integrity of the program and support our retention efforts. The committee used stress testing as part of the review to make sure that different performance scenarios would result in appropriate outcomes. The board approved these recommendations in late 2012. All changes were effective January 1, 2013.

SINGLE PEER GROUP

We will use one peer group to benchmark compensation and assess relative performance. Benchmarking compensation with one group will simplify our performance assessment and clarify compensation decisions relating to our PSU plan.

The committee established a new peer group that positions Cameco closer to the median size of the peer group companies. We used the same guidelines and criteria for the new group as were used to establish the peer group in 2009. Relative performance assessment is limited because there are no Canadian-based, publicly-traded uranium companies of similar size. The peer group will be reviewed periodically and may also evolve over time due to mergers and acquisitions and other developments.

New compensation peer group

Agnico-Eagle Mines Ltd. Agrium Inc. Emera Inc. Enerplus Resources Fund First Quantum Minerals Ltd. Fortis Inc. Inmet Mining Corporation Kinross Gold Corp. Lundin Mining Corp.	Methanex Corp. Nexen Inc. Potash Corp. of Saskatchewan Sherritt International Corporation TransAlta Corp. Yamana Gold, Inc.

The committee will also use this peer group to assess relative TSR under the PSU plan for grants starting in 2013.

SHARE OWNERSHIP

We have revised our existing guidelines to recognize cumulative value.

Executives must still meet the original requirement within five years of being appointed to their original position. If the executive is promoted to a higher level (from vice president to senior vice president, for example), resulting in a higher multiple for share ownership, he or she will have an additional three-year window to meet the incremental requirement.

BASE SALARY

We will continue to target the median of the peer group.

SHORT-TERM INCENTIVE PLAN

The corporate performance weighting is now the same for all executives, matching the 80% weighting for the president and CEO. Individual performance is now weighted at 20%. This change promotes executive teamwork and better aligns the interests of executives and shareholders.

The number of financial performance measures has been reduced to simplify the plan and performance assessment. Fewer measures and objectives with more emphasis on stretch components will also have more impact on executive behaviour and compensation.

The committee does not have the discretion to exceed the 200% cap, but can reduce the award as it deems appropriate.

LONG-TERM INCENTIVE

LTI awards will be allocated 40% as options and 60% as PSUs, so 60% of the LTI will vest based on performance conditions.

PSU plan

We will assess relative TSR using the new peer group and the weighting of the relative TSR metric has increased from 30% to 40%. With the increased percentage of PSUs, this doubles the weighting of relative TSR under the LTI overall from 12% to 24%.

Appropriate stretch will be incorporated into the targets and the maximum payout under the plan is 200% for outstanding performance. The committee does not have the discretion to exceed the 200% cap, but can reduce the award as it deems appropriate. The number of performance metrics has been reduced from four to three.

OTHER

While Mercer did not identify any material risks in our compensation policies and practices, it did identify a few opportunities for enhancing our ability to mitigate risk. These opportunities were considered as part of the committee’s comprehensive review of our compensation program in 2012. Two changes resulting from these identified opportunities included a revised clawback policy that covers all executive officers and an increase to the allocation of PSUs under the LTI.

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2012 performance and compensation

BASE SALARY

Other than Ken Seitz, the named executives each received a base salary increase of 2% for 2012, which is below the average increase for executive salaries nationally and estimates for Saskatchewan and other provinces, to recognize strong corporate performance yet weaker share performance. Ken Seitz’s salary increased by 5% to recognize his increased growth in his role and to move him closer to the median base salary for this position. Base salary amounts are reported in the summary compensation table on page 80.

SHORT-TERM INCENTIVE PLAN

The design of the STI plan is explained on pages 65 and 66. The STI award is based on targets set for each named executive as a percentage of base salary and actual corporate and individual performance. The 2012 award was paid in 2013 after our year-end results were released. The targets are comparable to those of our compensation peer group. The cash bonus awards are reported in the summary compensation table on page 80.

The awards were less than last year as corporate performance was assessed at 88.2% for 2012, compared to 105.5% for 2011. For 2011, the CEO’s bonus was $762,000 (pro-rated for six months in the CEO role). Had he been in the role for the full year, his bonus would have been $962,000. For 2012, the CEO’s bonus is $790,000. Comparing the two full years, the CEO’s bonus decreased by 18% in 2012.

The plan design is based as follows:

•	president and CEO – 80% on corporate performance, 20% on individual performance

•	senior vice-presidents – 60% on corporate performance, 40% on individual performance.

The new weighting of 80% on corporate performance and 20% on individual performance for all executives will go into effect with the 2013 STI bonus, which will be paid in early 2014 once the year-end results are released.

Corporate performance

Corporate performance was assessed at 88.2% based on 13 compensable objectives. The actual performance weighting results on our compensable objectives are reported below. Performance was strong in all areas despite the impact of external factors in 2012.

72    CAMECO CORPORATION

2012 OBJECTIVES	RESULTS		STI WEIGHTING	ACTUAL PERFORMANCE WEIGHTING
Outstanding financial performance
Production
• Achieve budgeted production from our uranium and fuel services segments.	•	Our share of U3O8 production was 21.9 million pounds, or 99% of plan, and we produced 14.2 million kgU at fuel services, or 99% of plan.	15%	14.66%

McArthur River	•	Made productivity improvements on cycle times, and changed the sequencing of the raises in zone 2, panel 5. Mitigated the risk to production in 2013 associated with the transition to the upper mining area of zone 4.
• Implement productivity improvements to maintain planned production during mining zone transitions.			5%	5.0%

Financial measures	•	Adjusted net earnings[1] were $447 million, 20% higher than budget. Cash flow from operations (before working capital changes)[1] was $717 million, 22% higher than budget.
Corporate performance
• Achieve budgeted net earnings and cash flow from operations (before working capital changes).			15%	22.5%

Costs • Achieve budgeted unit operating costs and corporate support costs.	•	Actual consolidated unit operating costs were in line with budget. Unit operating costs for uranium were $20.46 or 3% higher than budget and unit operating costs for fuel services were 2% lower than our budget of $17.11 per kgU. For the purposes of calculating performance on this objective, unit costs are weighted 70% for uranium and 30% for fuel services. Direct administrative expenses (corporate support costs) at year-end were 3% better than budgeted costs of $168 million. Our minimum target was to achieve budgeted unit costs on a consolidated basis. Target was achieved in the face of permitting delays at some of our uranium operations, which limited our ability to bring on new wellfields.	10%	9.73%

Growth • Meet regulatory project milestones and stage gate assessments on projects that support our Double U growth strategy.	•	Licence renewal applications were submitted for McArthur River, Key Lake and Rabbit Lake sites. Draft Environmental Impact Statements were submitted for the Millennium project, Key Lake extension project, and Eagle Point water management. Licence renewals were received for Blind River Refinery, Port Hope Conversion Facility and Cameco Fuel Manufacturing. Engineering, procurement and construction management approach rolled out for McArthur River Expansion, Millennium and the Port Hope Vision in Motion projects, and EPCM negotiations completed and firms retained. In Q4, we adjusted our growth strategy down from 40 million to 36 million pounds U3O8 by 2018.	Not a STI objective	—

Cigar Lake • Advance the project towards startup in 2013 by successfully completing critical activities planned for 2012.	•	Completed the sinking of shaft 2 to its final depth of 500 metres and began installing shaft infrastructure. Assembled the first jet boring system unit underground, moved it to a production tunnel and began preliminary commissioning and system testing. Cigar Lake is a challenging deposit to mine. Completion of these critical milestones requires careful planning and deliberate execution.	15%	15.0%

1.

We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These are not standard measures, and not a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. Adjusted net earnings (non-IFRS/GAAP measure) is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. This measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and adjusted for earnings from discontinued operations. Cash flow from operations (before working capital changes) of $717 million is cash provided by operations of $644 million with the changes in non-cash working capital of $73 million added back. Changes in non-cash working capital includes changes in accounts receivable, inventories, supplies and prepaid expenses, accounts payable and accrued liabilities, and certain other operating items, as further detailed in note 26 to our audited 2012 financial statements.

2013 MANAGEMENT PROXY CIRCULAR    73

2012 OBJECTIVES	RESULTS		STI WEIGHTING	ACTUAL PERFORMANCE WEIGHTING
Inkai
• Advance block 3 mineral resource delineation drilling and complete the test leach facility.	•	Received regulatory approval for the detailed block 3 delineation and test leach work programs. Continued to advance block 3 mineral resource delineation, started technological drilling of test wellfields, continued infrastructure development and started construction of a test leach facility.	Not a STI objective	—

•   Receive approval to increase annual production from blocks 1 and 2 to design capacity of 5.2 million pounds per annum (100% basis). Continue to advance our longer-term objective of receiving approval to double annual production from blocks 1 and 2, extend the lease terms and secure block 3 mining rights.

	•	We continue to await government approval of an amendment to the resource use contract to increase annual production from blocks 1 and 2 to 5.2 million pounds per year (100% basis).
	•	We signed a binding memorandum of agreement with our partner setting out the framework to increase annual production to 10.4 million pounds (100% basis), to extend the term of Inkai’s resource use contract through 2045, and to co-operate on the development of uranium conversion capacity, with the primary focus on uranium refining. Implementation of the MOA in this complex and developing regulatory environment is subject to further agreements and receipt of all necessary Canadian and Kazakhstan government approvals.	10%	5.0%

Kintyre • Continue to advance project evaluation in 2012 and decide if we will proceed to feasibility.	•	We drill tested 10 additional prospective areas on the property in 2012 and no additional resources were identified. We completed the prefeasibility study and decided not to proceed with the feasibility study at this time due to challenging project economics.	5%	4.38%

Exploration and innovation • Replace mineral reserves and resources at the rate of annual U3O8 production based on a three-year rolling average.	•	Over the last three years, mineral reserves decreased by 13.5 million pounds compared to production of 67.2 million pounds, measured and indicated resources increased by 104.4 million pounds and inferred resources decreased by 67 million pounds. On average, production was replaced and exceeded by nearly 8 million pounds per year in each of the last three years (2010 to 2012). Replacing our reserves and resources is fundamental to our long-term success.	Not a STI objective	—

Capital management
• Deliver capital projects planned for completion in 2012 within budget and on schedule.	•	The 165 capital projects that closed in 2012 were on schedule but 11.9% over our budget of $300 million.	10%	9.0%

Safe, healthy and rewarding workplace
• Strive for no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.	•	Safety performance was strong in 2012 with a downward trend in lost-time frequency and severity with the best lost-time frequency performance in the company’s history at 0.13 versus a target of 0.29. Average radiation doses were low and stable.	40%	40.0%
• Attract, retain, engage and develop employees in support of current and future operations and establish succession pools for key positions.	•	Turnover rate of 7.5% was lower than the targeted performance range of 8.1% to 9.9%; but there was a higher than expected turnover rate for new hires within the first year of employment at 12.4%. Cameco was listed as both a Top 100 Employer and on the Financial Post’s 10 Best Companies to Work For, in addition to receiving awards for being among Saskatchewan’s top Employers, Canada’s Best Diversity Employers, and a Top Employer of Canadians over 40.	30%	18.0%

Clean environment
• Strive for zero reportable environmental incidents, reduce the frequency of incidents and have no significant incidents at Cameco-operated sites.	•	We incurred a total of 28 reportable environmental incidents in 2012, less than our long-term average of 40 reportable environmental incidents per year. There were no significant environmental incidents.	30%	30.0%

74    CAMECO CORPORATION

2012 OBJECTIVES	RESULTS		STI WEIGHTING	ACTUAL PERFORMANCE WEIGHTING
Supportive communities
• Develop long-term relationships by engaging with regulators and other stakeholders important to our sustainability. Secure continued support from our employees, impacted communities, investors, governments and the general public through communications, community investment and business development.	•	Maintained positive relationships with groups affected by our operating activities. Received a higher management credibility rating of 79% in our investor perception study compared to 74% in 2011. Maintained strong corporate trust ratings in Saskatchewan (7.52/10 compared to 7.24 in 2011) and Port Hope (8.03/10 compared to 7.98 in 2011); polling was not conducted in the US in 2012.	10%	10.0%
• Implement Cameco’s corporate social responsibility policy to advance Cameco projects in all locations and secure support from indigenous communities affected by our operations.	•	A revised corporate social responsibility policy was developed and approved, and roll-out to operations commenced as planned. Meetings in local communities in northern Saskatchewan, Nunavut, James Bay and Australia, took place throughout the year. Successfully concluded the negotiation and signing of the Martu/Cameco Mining Development Agreement in Australia. Signed a collaboration agreement with the Northern Village of Pinehouse and Kineepik Metis Local Inc. in northern Saskatchewan. Negotiations are in progress with other communities in northern Saskatchewan.	5%	5.0%

The STI payout curves below illustrate the zero payout for performance below threshold at 80% of target and the 200% cap on payouts. The cap on payouts mitigates excessive risk-taking.

Individual performance

Three individual core measures were set for 2012, similar to those set in previous years:

Key operating results Strategic change initiatives Leadership effectiveness	The committee can also add any other performance measures it deems appropriate

The committee decided to use these same measures to assess Tim Gitzel’s performance for 2012, and reviewed overall corporate performance, implementation of strategy to achieve shareholder value, the recommendations from the compensation consultant and the CEO’s own self-assessment in developing its recommendation for the board.

The committee reviewed our key operating results for 2012 and considered Tim’s contribution to these strong results, his positive leadership effectiveness and impact on strategic change initiatives.

The CEO decides which measures will be used for the other executives, sets the weightings for each, and conducts a performance assessment for each senior vice-president. Senior vice-presidents assess the performance of vice-presidents.

2013 MANAGEMENT PROXY CIRCULAR    75

LONG-TERM INCENTIVE PLAN

Each LTI grant is based on individual performance, the level of the position, internal equity and overall market competitiveness. The LTI grant to executives in 2012 was benchmarked at the median of the compensation peer group. LTI awards are reported in the Incentive plan awards table on page 83.

POSITION	LTI TARGET (% OF BASE SALARY)	ACTUAL 2012 LTI GRANTED (% OF 2012 BASE SALARY)	ACTUAL % OF PSUS AND OPTIONS GRANTED IN 2012 (PSUS/OPTIONS)
President and CEO	300	300	40/60
Senior Vice-President and Chief Financial Officer	200	200	40/60
Senior Vice-President and Chief Operating Officer	250	250	40/60
Senior Vice-President and Chief Commercial Officer	200	200	40/60
Senior Vice-President, Chief Legal Officer and Corporate Secretary	150	150	40/60

The table below explains the specific terms of the targets for PSUs awarded in 2012 and their weightings:

TARGET	WEIGHTING
Total actual costs for capital projects 0 to 150%	30%	Total actual costs for planned capital projects (approved financial expenditures) that were completed during the three-year period 2012 to 2014, not to exceed the budgeted cost by more than 20%

Average realized uranium price 0 to 150%	20%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period. (We are not disclosing which industry benchmarks we target internally as this information is commercially sensitive in our negotiations with our customers.)

The payout at the end of the three-year period is based on 2011, 2012 and 2013 sales due to timing of when pricing information is available

Increased production 0 to 150%	20%	Increase production of U308 by 3.8 million pounds over 2011 production of 22.4 million pounds, over the three-year period 2012 to 2014 to a cumulative total of 71 million pounds (our share)

Our three-year average total shareholder return (TSR) 0 to 200%	30%

Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in our performance peer group

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the Toronto Stock Exchange (TSX) during the three-year period 2012 to 2014

Performance multiplier		The overall performance factor represents the sum of the four weighted targets above

Initial grant of PSUs		Notional units awarded at the beginning of the three-year performance period

PSU payout		Payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares

76    CAMECO CORPORATION

PAYOUT OF 2010 PSU AWARDS

Three-year performance

PSUs granted on March 1, 2010 were for the three-year performance period from January 1, 2010 to December 31, 2012. The payout on the vested portion of these PSUs is made in March 2013.

The calculated payout of the 2010 PSU awards was 64.8% of the number of PSUs granted. The table below shows our results against the four performance measures under the plan at the end of the three-year period.

THREE-YEAR RESULTS (ENDING DECEMBER 31, 2012)	CORPORATE OBJECTIVE	CORPORATE PERFORMANCE		PERFORMANCE MULTIPLIER		WEIGHTING
Total actual costs for capital projects 0 to 150%	Total actual costs for planned capital projects (approved financial expenditures) that were completed during the three-year period from 2010 to 2012, not to exceed the budgeted cost by a 20% margin	Total actual costs for planned capital projects completed during the three-year period 2010 to 2012, were $611.2 million, exceeding budget by 7.2%	=	82.0%	x	30%
Average realized uranium price 0 to 150%	Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period (We are not disclosing which industry benchmarks we target internally as this information is commercially sensitive in our negotiations with our customers.) The 2010 grant is based on 2009, 2010 and 2011 sales due to timing of when pricing information is available	Achieved an average realized price for uranium sales for the three-year period 2009 to 2011 of $43.65, that exceeded the weighted average price for sales in two industry benchmarks for the same period by 0.3%	=	100.8%	x	20%
Increased production 0 to 150%	Increase production of U3O8 by 22% during the three-year period 2010 to 2012. Specifically increase production of U3O8 by 4.6 million pounds over 2009 production of 20.9 million pounds to a cumulative total of 67 million pounds (our share)	Increased production of U3O8 by 4.7 million pounds over the three-year period 2010 to 2012 (our share), which exceeded target of 4.6 million pounds by 2.0%	=	100.3%	x	20%
Our three-year average total shareholder return (TSR) 0 to 200%	Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in our performance peer group We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the Toronto Stock Exchange (TSX) for the three-year period 2010 to 2012	Achieved three-year average TSR that was at the 21st percentile of the three-year average TSR achieved by companies in our performance peer group for the three-year period 2010 to 2012	=	0%	x	30%
Performance multiplier		The overall performance factor represents the sum of the four weighted targets above	=	64.8%

2013 MANAGEMENT PROXY CIRCULAR    77

This graph shows the payout curve for Total actual costs for capital projects that was in place when the 2010 PSU awards were granted (which differs from the payout curve for this measure under the 2012 PSU plan on page 67). See page 68 for the payout curves for the three other 2010 PSU performance measures, which are the same as the payout curves for the equivalent 2012 PSU performance measures.

Relative TSR

Relative performance for the 2010 PSU awards is based on a performance peer group. The performance peer group consists of 33 companies, including 21 companies in our compensation peer group and 12 global companies that have a larger revenue base and are in energy, gold or coal mining. Our three-year average TSR for 2010 to 2012 was at the 21st percentile of companies in the performance peer group.

Grant value vs. payout value

The grant value of the PSUs in 2010 was based on $28.90, our closing share price on the TSX on the day prior to the grant, which is the amount disclosed in the summary compensation table of our 2010 proxy circular.

The payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier. This resulted in a calculated payout of 64.8% of the number of PSUs granted. The total payout of 2010 PSU awards resulted in 48.5% of the grant date value.

The following table shows the calculation of the payout of the 2010 PSU awards on March 1, 2013 for each named executive. Value of total 2010 PSU payout is based on $21.65, the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on March 1, 2013.

NAME	(MULTIPLIER x WEIGHTING)								2010 PSU AWARD (# OF UNITS x % OF PERFORMANCE PERIOD SERVED)	VALUE OF TOTAL 2010 PSU PAYOUT ($)
	TOTAL ACTUAL CAPITAL COSTS		AVERAGE REALIZED URANIUM PRICE		INCREASED PRODUCTION		OUR THREE- YEAR AVERAGE TSR
Tim Gitzel									20,000 x 100%	280,584
Grant Isaac									6,000 x 100%	84,175
Robert Steane	82.0% x 30%	+	100.8 x 20%	+	100.3 x 20%	+	0% x 30%	x	3,220 x 100%	45,174
Ken Seitz									2,410 x 100%	33,810
Gary Chad									6,000 x 100%	84,175

The table below shows the vesting history of PSUs awarded to our named executives that paid out over the past three years. All of the awards have vested below target, highlighting their at-risk structure and the link between PSUs, corporate performance and TSR.

PSUs AWARDED IN	VESTED AS A % OF TARGET(%)	PAID OUT IN SHARES, NET OF WITHHOLDING TAXES
2010	64.8	March 2013
2009	74.9	March 2012
2008	75.0	March 2011

78    CAMECO CORPORATION

2013 compensation decisions

BASE SALARY

The named executives did not receive salary increases for 2013. Based on the solid company performance in a challenging market environment and the expected salary increases in western Canada, there is a sound rationale to support a salary increase of 3% for 2013, about the same level as the comparator group. However, we are mindful of the performance of Cameco shares. To enhance the alignment with shareholder interests, the CEO has recommended no base salary increase for himself and the other named executives for 2013. The committee and board approved this recommendation.

SHORT-TERM INCENTIVE PLAN

Decisions about the 2013 STI award will be made in February 2014, once our 2013 results are finalized and approved by the board.

LONG-TERM INCENTIVE PLANS

2013 LTI grants

Each LTI grant is based on individual performance, the level of the position, internal equity and overall market competitiveness. The LTI grants to executives in early 2013 were benchmarked at the median of the new compensation peer group.

Options and PSUs were granted to the named executives as follows. The PSUs vest at the end of a three-year period based on the achievement of performance conditions. The expected value of the LTI award is made up of 60% PSUs and 40% options. A higher proportion of the 2013 LTI grant is in PSUs to emphasize the link between pay and performance.

NAME	SECURITIES UNDER OPTIONS GRANTED (#)	VALUE OF OPTIONS ON DATE OF GRANT[1] ($)	EXERCISE PRICE ($/SECURITY)	EXPIRY DATE	PSUs GRANTED[2] (#)	VALUE OF PSUs GRANTED[3] ($)	DATE WHEN PERFORMANCE PERIOD MATURES
Tim Gitzel	187,500	1,100,625	22.00	02/28/2021	75,100	1,652,200	12/31/2015
Grant Isaac	62,500	366,875	22.00	02/28/2021	25,000	550,000	12/31/2015
Robert Steane	95,500	560,585	22.00	02/28/2021	38,300	842,600	12/31/2015
Ken Seitz	57,200	335,764	22.00	02/28/2021	22,900	503,800	12/31/2015
Gary Chad	48,200	282,934	22.00	02/28/2021	19,300	424,600	12/31/2015

1.	Value of options

Options granted on March 1, 2013 expire on February 28, 2021 and are valued at approximately $5.87 per option using the Black-Scholes option-pricing model. The compensation consultant used the following key assumptions in the model when comparing companies.

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
1.9	33.7	1.3	5.5	22.00

In its analysis for the human resources and compensation committee, the compensation consultant estimated the expected value of Cameco’s options using the expected life of the option (average of a full term of eight years and a three-year vesting period). This approach is consistent with the majority of companies in our compensation peer group and is sensitive to the assumptions used, the figures may not be directly comparable across companies, but for compensation valuation purposes a consistent approach has been used. The exercise price of $22.00 per option is based on the closing price of Cameco shares on the TSX on the day immediately before the grant.

2.	PSUs granted

The number of PSUs reflect 100% of the original number of PSUs awarded and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

3.	Value of PSUs granted

The values represent the number of PSUs granted to each named executive, multiplied by $22.00, the closing price of Cameco shares on the TSX on the day immediately before the grant.

The PSUs granted on March 1, 2013 are for the three-year performance period from January 1, 2013 to December 31, 2015.

The targets and weightings for the PSUs granted on March 1, 2013 are average realized uranium price (30%), increased production (30%) and our three-year average total shareholder return (TSR) (40%). Our average TSR will be based on our relative performance against companies in our new compensation peer group (see page 71).

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2012 details

Summary compensation table

The table below shows the base salary, incentive-based awards, pension value and other compensation awarded to the named executives in 2012.

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	SHARE- BASED AWARDS[2] ($)	OPTION BASED AWARDS[3] ($)	ANNUAL INCENTIVE PLANS[4] ($)	PENSION VALUE[5] ($)		ALL OTHER COMPENSATION[7] ($)	TOTAL COMPENSATION ($)
Tim Gitzel	2012	918,000	1,101,394	1,651,890	790,000	311,250		—	4,772,534
President and Chief	2011	807,000	2,769,050	1,817,000	762,000	496,200		—	6,651,250
Executive Officer	2010	643,750	578,000	814,800	715,000	321,100	[6]	—	3,072,650

Grant Isaac	2012	459,000	367,836	550,425	274,000	167,250		—	1,818,511
Senior Vice-President and	2011	428,333	316,240	425,000	270,000	183,200		—	1,622,773
Chief Financial Officer	2010	333,000	173,400	271,600	229,000	92,250		—	1,099,250

Robert Steane	2012	561,000	560,210	841,320	385,000	49,250		—	2,396,780
Senior Vice-President and	2011	550,000	592,950	850,000	444,000	654,600		—	3,091,550
Chief Operating Officer	2010	401,168	93,058	183,330	389,000	1,457,800		—	2,524,356

Ken Seitz	2012	420,000	336,126	503,685	274,000	177,450		—	1,711,261
Senior Vice-President and	2011	400,000	316,240	425,000	277,000	680,200		—	2,098,440
Chief Commercial Officer	2010	245,000	69,649	143,609	184,000	48,300		—	690,558

Gary Chad	2012	472,300	283,276	424,965	225,000	83,350		—	1,488,891
Senior Vice-President,	2011	463,000	316,240	424,948	263,000	68,850		—	1,536,038
Chief Legal Officer and	2010	453,900	173,400	271,600	298,000	132,500		—	1,329,400
Corporate Secretary

1.	Base salary

All of the base salary increases for the named executives in 2012 were 2% except for Ken Seitz’s salary, which was increased by 5%.

Tim Gitzel’s base salary in 2011 increased from $714,000 to $900,000 when he became president and CEO on July 1, 2011. The amount in the table reflects his actual pay for 2011. His base salary increased from $561,000 to $700,000 when he was appointed president on May 14, 2010. The amount in the table reflects his actual pay for 2010.

Grant Isaac’s base salary in 2011 increased from $410,000 to $450,000 when he became senior vice-president and CFO on July 15, 2011. The amount in the table reflects his actual pay for 2011.

Robert Steane and Ken Seitz were in different roles at Cameco in 2010.

2.	Share-based awards

These amounts reflect the grant date value of the actual number of PSUs originally awarded, using the closing price of a Cameco share on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional).

Tim Gitzel’s grant date value in 2011 includes a PSU value of $988,250 and RSU value of $1,780,800.

We awarded the following PSUs to the named executives from 2010 to 2012:

	May 15, 2012	March 1, 2011	March 1, 2010
Tim Gitzel	52,100	25,000	20,000
Grant Isaac	17,400	8,000	6,000
Robert Steane	26,500	15,000	3,220
Ken Seitz	15,900	8,000	2,410
Gary Chad	13,400	8,000	6,000

Grant price	$21.14	$39.53	$28.90

For purposes of financial statement disclosure, the PSUs were valued at $20.05 per unit for 2012, $42.11 per unit for 2011 and $29.06 per unit for 2010 using a Monte Carlo pricing model and the key assumptions set out in the table below. This model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
May 2012	—	35.70	1.40	3	—
March 2011	—	50.00	2.20	3	—
March 2010	—	52.57	1.67	3	—

The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

80    CAMECO CORPORATION

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
May 15, 2012	21.14	20.05	1.09
March 1, 2011	39.53	42.11	2.58
March 1, 2010	28.90	29.06	0.16

When Tim Gitzel became president and CEO on July 1, 2011, he received a retention incentive of restricted share units (RSUs) that do not vest until July 1, 2014 at a grant date value of $25.44, the closing price of a Cameco share on the TSX the day before the grant:

RSUs awarded	# of units	Grant date value(per unit)	Vesting date
July 1, 2011	70,000	$25.44	July 1, 2014

For purposes of financial statement disclosure, the RSUs were also valued at $25.44 per unit for 2011 using the Black-Scholes valuation model, a strike price of zero, and the following key assumptions:

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
July 2011	0.40	39.0	2.5	3	—

3.	Option-based awards

These amounts reflect the grant date value of the actual number of options originally granted using the Black-Scholes option-pricing model and key assumptions determined by the compensation consultants and listed below.

Tim Gitzel’s grant date value in 2011 includes $1,275,000 for 75,000 options granted in March 2011 and $542,000 for 50,000 options granted in July 2011.

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations. When Tim Gitzel became president and CEO on July 1, 2011, he received a retention incentive that included 50,000 stock options that vest over three years and have an eight-year term.

	May 15, 2012	July 1, 2011	March 1, 2011	March 1, 2010
Tim Gitzel	268,600	50,000	75,000	60,000
Grant Isaac	89,500		25,000	20,000
Robert Steane	136,800		50,000	13,500
Ken Seitz	81,900		25,000	10,575
Gary Chad	69,100		25,000	20,000

Grant date valuation (per option)	$6.15	$10.84	$17.00	$13.58

The human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer (May 2012, July 2011 and March 2011) and by Hugessen (March 2010). It then recommended to the board the number of options to grant, which the board approved. The compensation consultants used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
May 2012	1.80	35.8	1.6	5.5	21.14
July 2011	1.20	49.6	2.2	5.5	25.44
March 2011	0.90	50.1	1.5	5.5	39.53
March 2010	0.94	44.0	2.8	8.0	28.90

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however a consistent approach has been used for compensation valuation purposes. For March 2011 and thereafter, the expected life assumption was changed from previous years, and was based on Mercer’s calculation of the expected life of Cameco options and options issued by companies in the compensation peer group. They calculated the expected life by adding the actual term (eight years) to the vesting period (three years), and dividing in half. Hugessen confirmed that Mercer’s calculation was also consistent with market practice.

For purposes of financial statement disclosure, options were valued at $7.21 (awarded in May 2012), $8.03 (awarded in July 2011), $13.36 (awarded in March 2011) and $8.74 (awarded in March 2010) each on the date of the grant. We used the Black-Scholes option-pricing model all three years and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
May 2012	1.89	47.3	1.4	4.3	21.14
July 2011	1.57	38.0	2.33	5.0	25.44
March 2011	1.01	38.0	2.6	5.0	39.53
March 2010	0.97	36.0	2.2	4.5	28.90

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These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method and assumptions used in valuing compensation of companies in the comparator group to allow for a better comparison with market comparators.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options. The difference per option granted between the two models is:

•	May 2012 – $1.06

•	July 2011 – $2.81

•	March 2011 – $3.64

•	March 2010 – $4.84

For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower.

[4]	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year.

5.	Pension value

The amounts for Tim Gitzel, Grant Isaac, Robert Steane and Ken Seitz include company contributions under the registered defined contribution pension plan, plus the projected value of the pension earned in each year for service credited under the supplemental executive pension plan. Pension value for Gary Chad includes the projected value of the pension earned in each year for service credited under the registered defined benefit plan and the supplemental executive pension plan.

6.

Tim Gitzel’s pension value in 2010 did not correctly reflect his salary increase after becoming president in May 2010. The resulting change to the reported 2010 compensatory change is an increase of $160,550, for a total pension value in 2010 of $321,100, and total compensation in 2010 of $3,072,650.

7.	All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares with PSU payouts, life insurance premiums, long-term disability premiums, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

VALUE OF OPTIONS EXERCISED (SUPPLEMENTAL TABLE)

The table below is additional information to show the options exercised (if any) by each named executive in each of the last three years and the dollar value realized.

NAME	YEAR	CAMECO COMMON SHARES ACQUIRED ON EXERCISE OF OPTIONS (#)	CAMECO COMMON SHARES HELD FOLLOWING EXERCISE (#)	CASH REALIZED (BEFORE TAXES) ON CONCURRENT SALE OF CAMECO COMMON SHARES ($)
Tim Gitzel	2012	—	—	—
	2011	—	—	—
	2010	—	—	—
Grant Isaac	2012	—	—	—
	2011	8,332	—	91,417
	2010	—	—	—
Robert Steane	2012	—	—	—
	2011	—	—	—
	2010	63,600	—	1,330,805
Ken Seitz	2012	—	—	—
	2011	—	—	—
	2010	4,300	—	70,876
Gary Chad	2012	—	—	—
	2011	—	—	—
	2010	40,000	—	546,391

82    CAMECO CORPORATION

Incentive plan awards

The table below shows the total unexercised option and share awards granted to our named executives as of December 31, 2012.

		OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRY DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED[2] ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Tim Gitzel	03/30/2007	10,000	46.88	03/29/2015	—
	03/04/2008	40,000	38.83	03/03/2016	—
	03/16/2009	50,000	19.37	03/15/2017	11,000
	03/01/2010	60,000	28.90	02/28/2018	—			280,584
	03/01/2011	75,000	39.53	02/28/2019	—	25,000	—
	07/01/2011	50,000	25.44	06/30/2019	—	70,000	1,371,300
	05/15/2012	268,600	21.14	05/14/2020	—	52,100	—
Total		553,600			11,000	147,100	1,371,300	280,584
Grant Isaac	09/08/2009	3,334	29.10	09/07/2017	—
	03/01/2010	13,334	28.90	02/28/2018	—			84,175
	03/01/2011	25,000	39.53	02/28/2019	—	8,000	—
	05/15/2012	89,500	21.14	05/14/2020	—	17,400	—
Total		131,168			—	25,400	0	84,175
Robert Steane	03/10/2006	25,200	41.00	03/09/2014	—
	03/30/2007	10,500	46.88	03/29/2015	—
	03/04/2008	12,300	38.83	03/03/2016	—
	03/16/2009	13,005	19.37	03/15/2017	2,861
	03/01/2010	13,500	28.90	02/28/2018	—			45,174
	03/01/2010	50,000	39.53	02/28/2019	—	15,000	—
	05/15/2012	136,800	21.14	05/14/2020	—	26,500	—
Total		261,305			2,861	41,500	0	45,174
Ken Seitz	03/02/2005	6,720	27.04	03/01/2013	—
	03/10/2006	6,048	41.00	03/09/2014	—
	03/30/2007	3,600	46.88	03/29/2015	—
	03/04/2008	7,995	38.83	03/03/2016	—
	03/16/2009	8,600	19.37	03/15/2017	1,892
	03/01/2010	10,575	28.90	02/28/2018	—			33,810
	03/01/2011	25,000	39.53	02/28/2019	—	8,000	—
	05/15/2012	81,900	21.14	05/14/2020	—	15,900	—
Total		150,438			1,892	23,900	0	33,810
Gary Chad	03/10/2006	40,000	41.00	03/09/2014	—
	03/30/2007	20,000	46.88	03/29/2015	—
	03/04/2008	25,000	38.83	03/03/2016	—
	03/16/2009	20,000	19.37	03/15/2017	4,400
	03/01/2010	20,000	28.90	02/28/2018	—			84,175
	03/01/2011	25,000	39.53	02/28/2019	—	8,000	—
	05/15/2012	69,100	21.14	05/14/2020	—	13,400	—
Total		219,100			4,400	21,400	0	84,175

1.	The number of options and exercise prices have been adjusted to reflect stock splits of Cameco shares.
2.

The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero. The 70,000 RSUs awarded to Tim Gitzel on July 1, 2011 are not subject to performance conditions so they are valued at $19.59, the closing price of Cameco shares on the TSX on December 31, 2012.

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The next table shows the:

•	total value of the named executive’s options when they vested during 2012

•	share-based awards that vested at the end of 2012 and were paid out in 2013

•	short-term incentive award earned in 2012 and paid in 2013.

NAME	OPTION-BASED AWARDS – VALUE DURING THE YEAR ON VESTING[1] ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR[2] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR[3] ($)
Tim Gitzel	59,664	280,584	790,000
Grant Isaac	—	84,175	274,000
Robert Steane	15,519	45,174	385,000
Ken Seitz	15,394	33,810	274,000
Gary Chad	35,800	84,175	225,000

1.	Option-based awards

The amounts reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2012, on the date they vested. Options that had a positive value at the time of vesting are included in the calculation of these figures.

2.	Share-based awards

The amounts are the values of the PSUs that were granted in 2010, vested at December 31, 2012 and were paid out to the named executives on March 1, 2013 at $21.65 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on their grant date. The named executives realized 48.5% of the grant date value of the PSUs that were granted as part of their total compensation for 2010.

3.	Non-equity incentive plan compensation

The amounts are the STI payments for 2012 that were paid in 2013.

Equity compensation plan information

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

(authorized for issue from treasury under our compensation plans at the end of 2012)

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED- AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) (C)
Equity compensation plans approved by security holders	9,517,840	$31.20	6,407,568
Equity compensation plans not approved by security holders	—	—	—

Total	9,517,840	$31.20	6,407,568

Of the 9,517,840 options outstanding at December 31, 2012, 5,964,201 were exercisable and 3,553,639 were not.

The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9%) of our total and outstanding common shares as of March 8, 2013.

84    CAMECO CORPORATION

The table below gives details about the number of shares under our stock option plan at the end of 2012 and as of March 8, 2013. The burn rate is the number of options issued in 2012 (2,097,573), expressed as a percentage of the 395,350,394 Cameco shares that were issued and outstanding as at December 31, 2012.

AS OF DECEMBER 31, 2012
Number of options available for issue under the option plan and other compensation arrangements	6,071,407
Number of options issued in 2012 under the option plan and other compensation arrangements	2,097,573
2012 Burn rate	0.53%

AS OF MARCH 8, 2013
Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	8,623,122 (2.2%)
Number (%) of our issued and outstanding shares still available for issue under the option plan	6,926,612 (1.7%)

Total dilution rate	3.9%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418
Increase in the reserve (June 12, 2006)	11,556,780

Total shares issued under the plan (as at business open on March 8, 2013)	27,467,464

Total shares issued under the plan / total shares issued and outstanding (as at business open on March 8, 2013)	6.9%

Total shares issued and outstanding (as at business open on March 8, 2013)	395,389,907

Pension benefits

DEFINED BENEFIT PLAN

Gary Chad has reached the normal retirement age under our registered defined benefit plan, and is eligible to retire immediately with no reduction in pension. He will continue to earn additional benefits under the plan until his actual retirement.

The plan is being phased out and will only exist for as long as current members, retirees and their spouses are entitled to receive benefits. The plan has been closed to new members since 1997.

The Income Tax Act (Canada) limits the annual benefits that can be accrued under a defined benefit plan. The limit for 2012 was $2,647 for each year of credited pensionable service, and pension benefits cannot be earned on the portion of salaries above approximately $132,334 per year.

DEFINED CONTRIBUTION PLAN

All regular, full-time employees participate in our registered defined contribution plan as of December 31, 2012, except for Gary Chad who participates in our registered defined benefit plan.

Under the Income Tax Act (Canada), the plan had a contribution limit of $23,820 in 2012, based on a salary of approximately $198,500.

SUPPLEMENTAL EXECUTIVE PENSION PLAN

The supplemental executive pension plan is aimed at attracting and retaining talented executives. The plan is designed to provide a retirement income that is consistent with the executive’s salary and to offset the strict limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based executives participate in this plan, but they must also participate in either our defined benefit plan or defined contribution plan. The plan had 26 active members as at December 31, 2012, with 21 retirees and spouses of deceased retirees who were receiving a pension and three former members with deferred entitlements. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in this plan.

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The supplemental benefit is calculated as follows:

1.8% (3.0% for CEO and senior vice-presidents for service since January 1, 1998) of average of highest consecutive three years of base salary (excluding bonuses and taxable benefits)

x	number of years of credited service

–	benefits payable under the base plan

=	overall benefits under the supplemental plan

The supplemental plan benefit is based on actual years of service from the participant’s date of hire with Cameco up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary, and unlike other companies, does not include bonuses as part of the pensionable earnings. The plan does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but they can start at 60 years of age if the person has 20 years of service.

Cameco has funded the supplemental plan, except for benefits for participants who are US taxpayers. The liability of the unfunded benefit was approximately $98,300 ($0 for the named executives) as of December 31, 2012. In 2013, funding of the supplemental plan will be replaced by a letter of credit held by the plan’s trustee. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental plan (excluding benefits for US taxpayers), less any plan assets. The trustee will be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

EARLY RETIREMENT

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination, so early retirement does not apply. Tim Gitzel, Grant Isaac, Robert Steane and Ken Seitz are members of this plan.

Under our supplemental executive pension plan, Gary Chad and Robert Steane are eligible to retire with full pension. The other named executives can take early retirement starting at age 55, which gives them the option to either:

•	defer receiving their full pension until they reach the defined age under the plan (at least 60 with at least 20 years of continuous employment, or 65, whichever is earlier), or

•	receive the pension, less 0.25% times the total number of months until they reach the defined age.

EXECUTIVE PENSION VALUE DISCLOSURE

The table below shows the estimated annual pension service costs for the defined benefit plans and Cameco’s contribution to the defined contribution plans as the compensatory change. It also shows the accrued pension obligations and annual pension payable under our pension plans for each of the named executives.

			ANNUAL BENEFITS PAYABLE[1]
NAME	AGE AT YEAR END	NUMBER OF YEARS OF CREDITED SERVICE (#)	AT YEAR END	AT AGE 65	DEFINED BENEFIT OBLIGATION AT START OF YEAR[2] ($)	COMPENSATORY CHANGE[2,3] ($)	NON- COMPENSATORY CHANGE[4] ($)	DEFINED BENEFIT OBLIGATION AT YEAR END[5] ($)
Tim Gitzel	50.7	5.98	141,900	481,200	1,756,400	311,250	99,450	2,167,100
Grant Isaac	41.0	3.47	42,300	335,200	449,300	167,250	(6,950)	609,600
Robert Steane	62.5	29.80	361,900	399,700	4,718,400	49,250	469,550	5,237,200
Ken Seitz	43.7	9.06	96,200	322,300	1,291,000	177,450	(3,250)	1,465,200
Gary Chad	61.1	22.13	267,800	322,000	3,617,400	83,350	440,650	4,141,400

1.	Annual benefits payable

Gary Chad participates in our registered defined benefit pension plan and does not have any defined contribution costs, and the other four named executives participate in our registered defined contribution plan. All of the named executives participate in our supplemental executive pension plan.

The annual benefits payable for Gary Chad include benefits under the registered defined benefit pension plan and the supplemental executive pension plan. The annual benefits payable for the other named executives include benefits under the registered defined contribution pension plan and the supplemental executive pension plan. The defined contribution costs for these four named executives are also included in the service cost as described under Compensatory change. The annual benefits payable do not take into account any early retirement reductions or vesting requirements.

The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension plan, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and at age 65 are based on final average earnings as at December 31, 2012.

86    CAMECO CORPORATION

2.	Defined benefit obligation at start of year is based on December 31, 2011 accounting assumptions.

Defined benefit obligation at start of year and the compensatory change are estimated totals that include our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting

•

a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2011, as reported in our financial statements.

•	salary increases of 4.0% each year

•	a discount rate of 4.5% each year to determine the benefit obligation

•	a long-term rate of return on defined contribution plan assets of 6.0%

•	benefits are pre-tax.

See note 28 to our audited 2012 financial statements (in our 2012 annual report and also on our website) for more information about our pension plans.

3.

Compensatory change is the value of the projected pension earned from January 1, 2012 to December 31, 2012 for our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan.

4.

Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

5.

Defined benefit obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2012 under our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan. It is based on December 31, 2012 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting

•

a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2012, as reported in our financial statements.

•	salary increases of 3.0% each year

•	a discount rate of 4.0% each year to determine the benefit obligation

•	a long-term rate of return on defined contribution plan assets of 6.0%

•	benefits are pre-tax.

The pension amounts for Tim Gitzel, Grant Isaac, Robert Steane and Ken Seitz equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension plan (a defined benefit plan).

Loans to executives

As of March 8, 2013, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

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Termination and change of control benefits

The table below is a summary of the compensation that would be paid to the named executives if the employment of any of them is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

TYPE OF TERMINATION	SEVERANCE		STI BONUS		OPTIONS		PSUs		RSUs		BENEFITS		PENSION
Retirement[1]	•	none	•	none, unless the executive retires on or near the last day of the year	• •	three years to vest must be exercised within three years or the original term, whichever is earlier	• •	performance is measured to the end of the year of retirement awards are pro-rated to completed months of service	•	all outstanding RSUs are cancelled	• •	post- retirement benefits continue until age 65 once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	•	credited service no longer earned

Resignation[2]	• •	executive must give three months’ notice, except for CEO who must give six months’ notice if we waive the notice, we must pay his base salary for the three or six months	•	none	• •	vesting continues for 90 days must be exercised within 90 days or the original term, whichever is earlier	•	all outstanding PSUs are cancelled	•	all outstanding RSUs are cancelled	•	none	•	credited service no longer earned

Termination without cause[3]	•	lump sum equal to base salary and target bonus for the notice period	•	none, unless committee exercises discretion, usually when executive has worked most of the year	• • •

options

continue to

vest for the

notice period

must be

exercised

within the

notice period

or by the

original

expiry date,

whichever is

earlier

all unvested options granted to the CEO on July 1, 2011 vest and must be exercised within the notice period

							• •	performance is measured to the end of the year of termination awards are pro-rated to completed months of service	•	a pro-rated number of awards vest and are valued at the average closing price of the 20 trading days prior to the termination date	•	employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	•	coverage continues and credited service continues to be earned for the notice period

Termination without cause within 12 months of a change of control[4]	•	same as for termination without cause	•	same as for termination without cause	• •

all vested

options must

be exercised

within the

notice period

or by the

original

expiry date,

whichever is

earlier

all unvested options vest and must be exercised within two years or the original term, whichever is earlier[5]

							•	all PSUs vest and are paid at target	•	same as for termination without cause	•	same as for termination without cause	•	same as for termination without cause

88    CAMECO CORPORATION

TYPE OF TERMINATION	SEVERANCE		STI BONUS		OPTIONS		PSUs		RSUs		BENEFITS		PENSION
Termination with cause	•	none	•	all entitlement to the bonus is lost	• •	vesting continues for 30 days or the original term, whichever is earlier must be exercised within 30 days	•	all outstanding PSUs are cancelled	•	all outstanding RSUs are cancelled	•	none	•	credited service no longer earned

Death	•	none	•	pro-rated to date of death	• •	three years to vest must be exercised within three years or original term, whichever is earlier	• •	performance is measured to end of year of death awards are pro-rated to the completed months of service as of date of death	•	awards are pro-rated to date of death and valued at the average closing price of the 20 trading days prior to date of death	•	life insurance is paid on death	• •	credited service no longer earned value of vested pension benefit is paid to the beneficiary

[1].	Retirement

At the discretion of the CEO and provided that the executive is at least 57 years old with at least 10 years of services when he retires, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO, a supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

2.	Resignation

Robert Steane and Gary Chad are eligible for early retirement and therefore the compensation that is paid if a senior executive resigns does not apply to them.

3.	Termination without cause

The notice period for Tim Gitzel and Gary Chad is two years or the period remaining until age 65, whichever is earlier. The notice period for Grant Isaac, Robert Steane and Ken Seitz is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause within 12 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as an entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For Grant lsaac, Robert Steane, Ken Seitz and Gary Chad, change of control is the same except that an entity must hold 50% or more of our voting shares.

[5].	Options

Upon termination without cause within 12 months of a change of control, any unvested stock options vest immediately and the executive has two years to exercise them. For stock options that had already vested prior to termination, the executive must exercise them within the notice period (two years for Tim Gitzel and Gary Chad and 18 months for the other named executives or the period remaining until age 65, whichever is earlier).

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The table below shows the incremental values that would be paid to the named executives if any of them had been terminated on December 31, 2012 and includes a situation of termination without cause with a change of control. Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 of the previous table.

TYPE OF TERMINATION	SEVERANCE ($)	STI BONUS[1] ($)	OPTIONS[2] ($)	PSUs AND RSUs[3] ($)	BENEFITS[4] ($)	PENSION[5] ($)	TOTAL PAYOUT ($)
Tim Gitzel
Resignation[6]	—	(790,000)	—	(2,940,670)	—	—	(3,730,670)
Termination without cause	3,580,200	—	—	1,344,700	35,500	724,800	5,685,200
Termination without cause with a change of control	3,580,200	—	—	2,940,670	35,500	724,800	7,281,170
Termination with cause	—	(790,000)	—	(2,940,670)	—	—	(3,730,670)
Death	—	—	—	672,350	164,000	82,700	919,050
Grant Isaac
Resignation[6]	—	(274,000)	—	(525,780)	—	—	(799,780)
Termination without cause	1,101,600	—	—	—	24,200	258,500	1,384,300
Termination without cause with a change of control	1,101,600	—	—	525,780	24,200	258,500	1,910,080
Termination with cause	—	(274,000)	—	(525,780)	—	—	(799,780)
Death	—	—	—	—	459,000	239,400	698,400
Robert Steane
Retirement[7]	—	—	—	—	61,800	—	61,800
Termination without cause	1,430,550	—	—	—	13,300	272,400	1,716,250
Termination without cause with a change of control	1,430,550	—	—	859,050	13,300	272,400	2,575,300
Termination with cause	—	(385,000)	—	(859,050)	—	—	(1,244,050)
Death	—	—	—	—	—	(5,171,000)	(5,171,000)
Ken Seitz
Resignation[6]	—	(274,000)	—	(494,730)	—	—	(768,730)
Termination without cause	1,008,000	—	—	—	23,700	244,200	1,275,900
Termination without cause with a change of control	1,008,000	—	—	494,730	23,700	244,200	1,770,630
Termination with cause	—	(274,000)	—	(494,730)	—	—	(768,730)
Death	—	—	—	—	420,000	420,800	840,800
Gary Chad
Retirement[7]	—	—	—	—	145,100	—	145,100
Termination without cause	1,416,900	—	—	—	32,400	374,800	1,824,100
Termination without cause with a change of control	1,416,900	—	—	442,980	32,400	374,800	2,267,080
Termination with cause	—	(225,000)	—	(442,980)	—	—	(667,980)
Death	—	—	—	—	472,300	(2,142,300)	(1,670,000)

1.	STI bonus

If the executive resigns or is terminated for cause, he forfeits any outstanding STI bonus payment. We calculated the payment that he is forfeiting based on the STI bonus determined in 2013 for 2012 performance.

2.	Options

The named executives only receive an incremental benefit on their options when there is a termination without cause with a change of control. Currently under the ENL Reorganization Act, a change of control for Cameco is not permitted. As all of the unvested options which would vest upon a termination without cause with a change of control at December 31, 2012 are not in-the-money at December 31, 2012, there is no incremental benefit.

3.	PSUs and RSUs

If there is a retirement, termination without cause or death, the named executives may receive an incremental benefit for any outstanding PSUs, to account for the fact that our corporate performance may be better at the end of the year of termination, than it turns out to be at the end of the original three-year vesting period. In the table, we have assumed that the performance multiplier at the end of the assumed year of termination and at the end of the original three-year vesting period are the same so there is no incremental benefit at retirement, termination without cause or death.

If the executive resigns or is terminated for cause, he forfeits any PSU payment. To determine the amount forfeited, we calculated the payout of the outstanding PSUs based on a 100% performance multiplier and the average closing price of a Cameco common share on the TSX over the first 20 trading days of 2013 of $20.70.

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If the executive is terminated without cause with a change of control, all outstanding PSUs vest immediately at target and are paid out in the first quarter of 2013. The calculation of the PSUs in this situation is based on a share price of $20.70, the average closing price of a Cameco common share on the TSX over the first 20 trading days of 2013, as required under the PSU plan.

Only Tim Gitzel has RSUs. If Tim resigns or is terminated for cause, he forfeits any RSU payment. To determine the amount forfeited, we calculated the payout of the outstanding RSUs in accordance with the RSU plan based on a share price of $19.21, the average closing price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2012. If Tim is terminated without cause with a change of control, all outstanding RSUs vest immediately, and are paid out in the first quarter of 2013. The calculation of the RSUs in this situation is based on a share price of $19.21, the average closing price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2012, as required under the RSU plan. If Tim dies, the outstanding RSUs are paid out pro-rated to the date of death. The calculation of the RSUs in this situation is based on a share price of $19.21, the average closing price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2012, as required under the RSU plan, multiplied by 18 months, which is the period from the grant date to December 31, 2012.

4.	Benefits

Determined using a discount rate of 4.0% at December 31, 2012. At the discretion of the CEO, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance provided that the executive is at least 57 years old with at least 10 years of service when he retires. Tim Gitzel, Grant Isaac and Ken Seitz are not eligible for post-retirement benefits because they had not reached the age of 57 on December 31, 2012.

5.	Pension

The incremental pension benefit on termination without cause, with or without a change of control, is equal to the value of benefits to be credited according to the notice period for each executive and calculated using the December 31, 2012 accounting assumptions (same as the key assumptions set out in note 2 on page 87). The incremental pension benefit on death is the difference between the commuted value on resignation or retirement, if eligible, and the commuted value on death at December 31, 2012. If the commuted value on death is less than the commuted value on resignation (or retirement, in the case of Gary Chad and Robert Steane), his pension benefit is negative.

The table below shows the commuted values for resignation (retirement in the case of Robert Steane and Gary Chad). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:

•	100% vesting

•	the executive’s age or age 55, whichever is later

•	no salary increase after December 31, 2012

•	a discount rate of 2.4% each of the next 10 years and 3.6% each year thereafter for Canadian and US liabilities

•	benefits are pre-tax.

Commuted value	For retirement	On December 31, 2012
The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Robert Steane	$5,720,500
	Gary Chad	$4,941,800
	For resignation
	Tim Gitzel	$1,891,500
	Grant Isaac	$420,700
	Ken Seitz	$1,057,000

6.	Resignation

Based on their terms of employment in effect on December 31, 2012, if Tim Gitzel, Grant Isaac or Ken Seitz had voluntarily ended their employment on December 31, 2012, it would have been regarded as a resignation because of their age. They would not receive a severance and would have been required to give six months’ notice (CEO) or three months’ notice prior to resignation. We can waive this notice if we pay six/three months’ base salary. The table assumes that we did not waive the notice period.

7.	Retirement

The termination on resignation estimate does not apply to Robert Steane and Gary Chad because they are both eligible to retire, and a resignation by either one of them would be treated as a retirement.

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Other information

Shareholder proposals

Shareholders who meet eligibility requirements under the Canada Business Corporations Act (CBCA) can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2014.

Proposals must be submitted to our corporate secretary by January 6, 2014 for next year’s annual meeting. Only shareholder proposals that comply with the CBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring.

Information available online

A number of our documents are available on our website (cameco.com), SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml), including:

•	2012 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year

•

our most recent annual information form, which has additional information about our audit and finance committee (pages 131 and 133), the audit and finance committee charter in Appendix A, and other information required by Canadian securities regulators

•	our code of conduct and ethics, articles of incorporation and the bylaws, and the board committee mandates

•	our voting results following the annual meeting of shareholders.

Filings with the US Securities and Exchange Commission (SEC) can be accessed under Filings and forms on the SEC website (sec.gov).

Documents available in print

You can request a printed copy of the following documents at no charge:

•	our 2012 annual report which includes the audited financial statements and MD&A for the most recently completed financial year

•	any subsequent quarterly reports

•	our most recent annual information form

•	our code of conduct and ethics.

Send a note to the corporate secretary at Cameco, at 2121 – 11th Street West, Saskatoon, SK S7M 1J3.

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Appendix A

Interpretation

For the purposes of this Circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.	if a resident associated with a non-resident submits to the Board of Directors of the Corporation a statutory declaration stating that no voting shares of the Corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect Directors of the Corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the Articles of the Corporation.

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Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (“board”) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board (as provided in Appendix A to this mandate).

MEETINGS

The board will schedule at least six regular meetings annually and as many additional meetings as necessary to carry out its duties effectively. The board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Notice of the time and place of each meeting of the board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

g.	oversight of the policies and processes to manage risks of the corporation, and oversight of management’s mitigation of the material risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

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j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

o.	corporate governance including the relationship of the board of directors to management and shareholders and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

p.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

q.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

r.	issuance of securities of the corporation;

s.	declaration of dividends and establishment of the dividend policy for the corporation;

t.	approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

u.	adoption, amendment or repeal of bylaws of the corporation;

v.	review and approval of material transactions not in the ordinary course of business; and

w.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.

2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.

ORGANIZATIONAL MATTERS

1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

2.	The board shall annually review and assess the adequacy of its mandate.

3.	The board shall participate in an annual performance evaluation.

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Appendix to the Board Mandate

Definition of independent director and related definitions

In these guidelines:

1.	Following are the criteria for determining independence for purposes of membership on the board:

a.	“independent director” means a director who has no direct or indirect material relationship with the corporation. For this purpose, a material relationship means a relationship which could, in the view of the board, reasonably interfere with the exercise of a director’s independent judgment. Despite the foregoing, the following individuals are considered to have a material relationship with the corporation:

i.	an individual who is, or has been within the last three years, an employee or executive officer of the corporation;

ii.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the corporation;

iii.	an individual who:

A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;

iv.	an individual whose immediate family member:

A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;

v.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the corporation’s current executive officers serve or served at that same time on the entity’s compensation committee;

vi.	an individual who received, or whose immediate family member received, more than US $120,000 (or Cdn. $75,000) in direct compensation from the corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation if the compensation is not contingent in any way on continued service (and, for greater certainty, “direct compensation” does not include compensation received by an immediate family member for service as an employee of the corporation unless that immediate family member is an executive officer of Cameco Corporation);

vii.	an individual who is a current employee, or whose immediate family member is a current executive officer, of an entity that has made payments to, or received payments from, the corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater amount of $1 million, or 2% of such other entity’s consolidated gross revenues; and

viii.	an individual who serves as an officer, director or trustee of a tax exempt organization, and the corporation’s discretionary charitable contributions to that organization exceed 1.5% of that organization’s total annual consolidated gross revenues within any of the last three fiscal years (providing that the corporation’s matching of employee charitable contributions will not be included in the amount of the corporation’s contributions for this purpose).

b.	For purposes of section 1(a) all references to “the corporation” are deemed to include a subsidiary entity of the corporation and a parent of the corporation.

2.	For purposes of this Appendix A, “immediate family member” means a person’s spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and anyone (other than a domestic employee of a person or family member) who shares that person’s home.

3.	For purposes of this Appendix A, a person or company is considered to be a subsidiary entity of another person or company if:

a.	it is controlled by:

i.	that other; or

ii.	that other and one or more persons or companies each of which is controlled by that other; or

iii.	two or more persons or companies, each of which is controlled by that other; or

b.	it is a subsidiary entity of a person or company that is the other’s subsidiary entity.

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4.	For purposes of this Appendix A, “control” means the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.

5.	For purposes of this Appendix A, “person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative.

6.	In determining independence for purposes of the audit and finance committee, in addition to satisfying the board independence criteria, directors who are members of the audit and finance committee will not be considered independent for the purpose of membership on the audit and finance committee if:

a.	the audit and finance committee member, or the member’s spouse, minor child or stepchild, or a child or stepchild who shares the member’s home, provides personal services to the corporation or its subsidiary for compensation (other than compensation for acting as a director);

b.	the audit and finance committee member is a partner, member or principal of a consulting, legal, accounting, investment banking or financial services firm which provides services to the corporation or its subsidiary for fees, regardless of whether the audit and finance committee member personally provided the services for which the fees are paid; or

c.	the audit and finance committee member is an affiliated entity of the corporation or any of its subsidiaries, where:

i.	a person or company is considered to be an affiliated entity of another person or company if:

A.	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or

B.	the person is an individual who is:

I.	both a director and an employee of an affiliated entity; or

II.	an executive officer, general partner or managing member of an affiliated entity;

ii.	despite subparagraph (c)(i)(B) above, an individual will not be considered to be an affiliated entity of the corporation if the individual:

A.	owns, directly or indirectly, no more than ten per cent of any class of voting securities of the corporation; and is not an executive officer of the corporation.

B.	Is not an executive officer of the corporation.

7.	Notwithstanding the foregoing, on a case-by-case basis the board may determine that a director qualifies as an “independent director” for the purposes of section 1(a) despite having a relationship listed in that section, provided that the individual satisfies the Canadian director independence requirements set forth in Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators.

8.	In determining independence for purposes of the human resources and compensation committee, in addition to satisfying the board independence criteria, the board of directors shall consider all factors specifically relevant in determining whether the director has a relationship to the corporation which is material to that director’s ability to be independent from management in connection with the duties of a human resources and compensation committee member. Such factors shall include, without limitation, the following:

a.	The source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the corporation. The board of directors shall also consider any compensation received by the director from any person or entity that would impair the director’s ability to make independent judgments about the corporation’s executive compensation; and

b.	Whether the director is “affiliated” with the corporation or a subsidiary or affiliate of the corporation. In considering any such affiliate relationship, the board of directors shall consider whether the affiliate relationship places the director under the direct or indirect control of the corporation or its senior management, or creates a direct relationship between the director and members of senior management in each case that would impair his or her ability to make independent judgments about the corporation’s executive compensation. Share ownership shall not adversely affect a director’s ability to be independent from management as a human resources and compensation committee member.

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